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Prudential plc and subsidiaries
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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 8, 2018

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

12 Arthur Street,
London EC4R 9AQ, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X               Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statements on Form F-3 (File No. 333-219863) and Form S-8 (File No. 333-213731).

As used in this document, unless the context otherwise requires, the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc', the 'Company' and the 'parent company' each refer to 'Prudential plc'.

FORWARD-LOOKING STATEMENTS

This Prudential Half Year Financial Report may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&G Prudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this Half Year Financial Report, as well as under the 'Risk Factors' heading of any subsequent Prudential Annual Report furnished to the US Securities and Exchange Commission on Form 20-F.

Any forward-looking statements contained in this Half Year Financial Report speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the Prudential Regulation Authority (the 'PRA') and Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this Half Year Financial Report, as well as under the 'Risk Factors' heading of any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

 SUMMARY OF OUR BUSINESS

About Prudential plc

Prudential is an international financial services group serving over 26 million customers and with £664 billion of assets under management (as at 30 June 2018). Prudential plc is incorporated in England and Wales and its ordinary shares are listed on the stock exchanges in London, Hong Kong and Singapore, and its American Depository Receipts ('ADRs') are listed on the New York Stock Exchange.

Prudential plc is the parent company of the Prudential group (the 'Prudential Group', 'Prudential' or the 'Group'). Prudential is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

 Selected Historical Financial Information

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU'). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2018, there were no unendorsed standards effective for the periods presented below which impact the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's consolidated financial statements has been prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this document, together with the Financial Review section.

	Six months ended 30 June

	2018(1) (In $ millions)	2018 (In £ millions)	2017 (In £ millions)

Income statement data
Gross premiums earned	28,164	21,341	22,105
Outward reinsurance premiums	(17,105)	(12,961)	(947)

Earned premiums, net of reinsurance	11,059	8,380	21,158
Investment return	1,892	1,434	20,629
Other income(8)	1,458	1,105	1,137

Total revenue, net of reinsurance	14,409	10,919	42,924

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(5,948)	(4,507)	(35,442)
Acquisition costs and other expenditure (8)	(5,985)	(4,535)	(5,245)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(249)	(189)	(216)
(Loss) gain on disposal of businesses and corporate transactions	(75)	(57)	61
Re-measurement of the sold Korea life business	-	-	5

Total charges, net of reinsurance and (loss) gain on disposal of businesses	(12,257)	(9,288)	(40,837)

Share of profits from joint ventures and associates, net of related tax	135	102	120

Profit before tax (being tax attributable to shareholders' and policyholders' returns)(2)	2,287	1,733	2,207
Tax charges attributable to policyholders' returns	(44)	(33)	(393)

Profit before tax attributable to shareholders	2,243	1,700	1,814
Tax charge attributable to shareholders' returns	(454)	(344)	(309)

Profit for the period	1,789	1,356	1,505

Six months ended 30 June

	2018(1)	2018	2017

Other data
Based on profit for the period attributable to the equity holders of the Company:
Basic earnings per share	69.5 ¢	52.7p	58.7p
Diluted earnings per share	69.4 ¢	52.6p	58.6p
Dividend per share paid in reporting period:
Second interim dividend for prior year(5)	42.89 ¢	32.50p	30.57p
Equivalent cents per share(6)		43.80¢	39.80¢
Market price per share at end of period(7)	2,290¢	1,735p	1,761p
Weighted average number of shares (in millions)		2,573	2,565

	As at 30 June		As at 31 December

	2018(1) (In $ millions)	2018 (In £ millions)	2017 (In £ millions)

Statement of financial position data
Total assets	661,394	501,170	493,941
Total policyholder liabilities and unallocated surplus of with-profits funds	557,923	422,765	428,194
Core structural borrowings of shareholder-financed operations	8,403	6,367	6,280
Total liabilities	640,424	485,280	477,847
Total equity	20,970	15,890	16,094

	As of and for the six months ended 30 June

	2018(1) (In $ millions)	2018 (In £ millions)	2017 (In £ millions)

Other data
New business:
Single premium sales(3)	21,081	15,974	16,984
New regular premium sales(3)(4)	2,276	1,725	1,926
Funds under management	876,809	664,400	638,100

(1)
Amounts stated in US dollars in the half year 2018 US dollar column have been translated from pounds sterling at the rate of $1.3197 per £1.00 (the noon buying rate in New York City on 29 June 2018).

(2)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

(3)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see 'EEV basis, new business results and free surplus generation' below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK and Europe insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(4)
New regular premium sales are reported on an annualised basis, which represent a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(5)
Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. The parent company dividends relating to the reporting period were a first interim ordinary dividend of 15.67p per share, as against a first interim dividend of 14.50p per share for the first half of 2017.

(6)
The dividend per share has been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

(8)
The half year 2017 comparative results have been re-presented from those previously published for deduction of certain expenses against revenue following the adoption of IFRS 15. See note A2 to the unaudited condensed consolidated interim financial statements for further details.

Summary Overview of Operating and Financial Review and Prospects

The following summary discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2018 included in this document.

A summary of the critical accounting policies which have been applied to these statements is set forth in the section below titled 'IFRS Critical Accounting Policies'.

The results discussed below are not necessarily indicative of the results to be expected in the full year 2018 or in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in 'Risk Factors' and elsewhere in this document.

Introduction and Overview

In the first half of 2018, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential's principal operations continue to be in Asia, the United States and the United Kingdom and Europe. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential's unaudited condensed consolidated interim financial statements for the period ended 30 June 2018 are the same as those previously adopted in Prudential's consolidated financial statements for the year ended 31 December 2017, except for the adoption of the new accounting pronouncements as described in note A2 to the unaudited condensed consolidated interim financial statements.

We have had a good first half of 2018, delivering high-quality, profitable growth. This performance has been achieved alongside good progress towards the demerger of M&G Prudential from Prudential plc, announced in March, which will create two separately listed businesses with distinct investment prospects and capital allocation priorities.

Each of our businesses is built around strong and growing customer needs. The savings and protection requirements of the Asian middle class, the retirement income needs of Americans and the increasing demand for managed savings solutions in the UK and Europe are creating sustained opportunities. We continue to target profitable growth in high-quality, recurring-premium health and protection and fee business.

Currency volatility

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in a period of currency movement.

Since 2014 we have adopted the approach of evaluating the financial performance of the Group by presenting percentage growth rates before the impact of the fluctuations in the value of sterling against local currencies in the US and Asia. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders' equity.

The table below explains how the Group's profit after tax on an IFRS basis reconciles to profit before tax and the supplementary analysis of operating profit based on longer-term investment returns. Further explanation on the determination of operating profit based on longer-term investment returns is provided in the 'Basis of Performance Measures' section. Further explanation on non-operating items is provided in the sub-section 'Non-operating items'. The table presents the half year 2017 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates ('AER') are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant

Exchange Rates ('CER') results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profit

	Actual Exchange Rate			Constant Exchange Rate

	2018 £m Half year	2017* £m Half year	Change %	2017* £m Half year	Change %

Profit after tax for the period attributable to shareholders	1,356	1,505	(10)%	1,425	(5)%
Tax charge attributable to shareholders' returns	344	309	11%	295	17%

Profit before tax attributable to shareholders	1,700	1,814	(6)%	1,720	(1)%
Non-operating items:

Losses from short-term fluctuations in investment returns	113	573	(80)%	523	(78)%
Amortisation of acquisition accounting adjustments	22	32	(31)%	29	(24)%
Loss (gain) on disposal of businesses and corporate transactions	570	(61)	n/a	(61)	n/a

	705	544	30%	491	44%

Operating profit before tax based on longer-term investment returns	2,405	2,358	2%	2,211	9%

Analysed into:
Asia	1,016	953	7%	891	14%
US	1,002	1,073	(7)%	982	2%
UK and Europe	778	745	4%	745	4%
Other income and expenditure	(329)	(382)	14%	(376)	13%
Restructuring costs	(62)	(31)	(100)%	(31)	(100)%

Operating profit before tax based on longer-term investment returns	2,405	2,358	2%	2,211	9%

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

In the remainder of this section every time we comment on the performance of our businesses (except with respect to cash remittances), we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated. In each such case, the performance of our businesses in actual exchange rate terms is explained by the same factors discussed in the comments below and the impact of currency movements implicit in the CER data.

Financial performance

Our financial performance is again led by Asia, which delivered double-digit growth in operating profit based on longer-term investment returns1.

Profit after tax for half year 2018 was £1,356 million compared to a profit of £1,505 million in the first half of 2017 (on an actual exchange rate basis). The decrease reflects the movement in profit before tax attributable to shareholders, which decreased from £1,814 million in half year 2017 (on an actual exchange rate basis) to £1,700 million in half year 2018 and an increase in the tax charge attributable to shareholders' returns from £309 million in half year 2017 (on an actual exchange rate basis) to £344 million in half year 2018.

On an actual exchange rate basis, the decrease in profit before tax attributable to shareholders from £1,814 million in half year 2017 to £1,700 million in half year 2018 reflects the unfavourable change in non-operating items of £161 million, from a loss of £544 million to a loss of £705 million, partially offset by an increase in operating profit based on longer-term investment returns of £47 million. The unfavourable change in non-operating items of £161 million is primarily attributable to the pre-tax loss of £513 million arising on the reinsurance of a portion of UK annuities to Rothesay Life effective in March 2018, partially offset by a favourable change in short-term fluctuations in investment returns of £460 million (from a loss of £573 million to a loss of £113 million) following a rise in interest rates in the US. The improvement of £47 million in total operating profit based on longer-term investment returns on an actual exchange rate basis primarily reflects an increase in Asia (from £953 million to £1,016 million), the UK and Europe (from £745 million to £778 million) and a favourable movement in loss from other income and expenditure (from a loss of £382 million to £329 million), partially offset by a decrease in the US operating profit (from £1,073 million to £1,002 million). The increase of £47 million or 2 per cent in total operating profit based on longer-term investments includes a negative exchange translation impact of £147 million. Excluding the currency volatility, on a constant exchange rate basis, total operating profit based on longer-term investment returns increased from £2,211 million to £2,405 million, 9 per cent higher than the equivalent amount in half year 2017.

Operating profit from our Asia life insurance business increased by 14 per cent2 and profit from Eastspring, our Asia asset management business, by 13 per cent2, in line with the uplift in average assets under management. In the US, total operating profit was up 2 per cent2, with growth in fee income driven by higher average separate account balances, offset by an expected reduction in spread earnings and a higher DAC amortisation charge. In the UK and Europe, M&G Prudential's total operating profit increased by 4 per cent, driven by 10 per cent growth in operating profit from asset management operations.

The Group's capital generation continues to be underpinned by our large and growing in-force portfolio and our focus on profitable, short-payback business. Overall net cash remitted to the corporate centre in the first half of 2018 was £1,111 million (2017: £1,230 million on an actual exchange rate basis), with Asia being the largest contributor of net remittances to the Group at £391 million (2017: £350 million).

The Group remains strongly capitalised, with a Solvency II cover ratio of 209 per cent3,4. Over the period, IFRS shareholders' funds reduced to £15.9 billion, reflecting profit after tax of £1.4 billion (including, as anticipated, a pre-tax loss of £513 million on the reinsurance of £12 billion5 of annuity liabilities), the 2017 second interim dividend and negative revaluation movements.

External asset management net flows6 were £2.7 billion, driven by M&G Prudential asset management.

In Asia, we continue to focus on growing our scale and enhancing the quality of our returns. While headline sales for the half year declined, our businesses saw improved performance in the second quarter compared to the same period in 2017. This quarterly growth was broad based with six businesses (including Hong Kong and China) growing at a double digit rate.

In the US, while variable annuity sales were slightly reduced and institutional sales were 19 per cent2 lower, the combination of higher interest rates and beneficial tax reform underpinned an increase in profits.

M&G Prudential continues to perform well, with robust external net inflows of £3.5 billion in its external asset management business and PruFund-related net inflows of £4.4 billion. Overall assets under management7 were £341.9 billion, £9 billion lower than at the end of 2017, mainly as a result of the £12 billion5 of annuity liabilities reinsured to Rothesay Life, announced in March.

Long-term opportunities

We are focused on long-term, sustainable opportunities arising from structural trends in Asia, the US, the UK and Europe.

Across Asia, the multiple insurance markets in which we operate are benefiting from economic and demographic tailwinds that are driving demand for our products. Our prospects are underpinned by low insurance market penetration (currently under 3 per cent8), high levels of out-of-pocket healthcare spend (42 per cent of total spend9), a fast-rising working population (1 million per month, expected to rise to 2.5 billion people by 203010) and improved life expectancy (the number of people over 60 years of age is expected to double to over 1 billion by 205010). The scale of our presence across life and asset management, which gives us access to 3.6 billion people11, means that our business is well placed to benefit from these trends.

In the United States, the world's largest retirement market, approximately 40 million people will reach retirement age over the next decade alone12. These consumers have a clear need for investment options that will increase their savings and protect their incomes for the rest of their lives. We are broadening the range of options we offer in order to meet the varied preferences of these consumers and intermediaries.

In the UK and Europe, the number of people of retirement age is forecast to grow by 55 million over the next four decades13. The region's wealth is increasingly concentrated in the hands of the older generations: in the UK the over-55s control two-thirds of the nation's total wealth14. Many of these savers want products that offer better returns than cash, while smoothing out the ups and downs of markets. M&G Prudential is ideally placed to meet this growing demand for investment solutions with its market-leading with-profits fund and comprehensive range of actively managed funds. Once demerged from the Group, supported by the benefits of its merger and transformation programme, M&G Prudential is expected to be in an even better position to serve these customers as an independent, capital-efficient business.

Developing our businesses

We are constantly working to improve what we do for our customers, across all our markets. We pay close attention to their changing needs and respond with an evolving suite of high-quality products and services. At the same time, we constantly develop our capabilities to serve our customers and add value for our shareholders.

In Asia, we are continuing to build our broad-based portfolio of businesses and improve the way we serve our customers. We employ a multi-channel strategy to maximise our reach across the region. Our highly productive agency force is complemented by our bancassurance partnerships, which have expanded following the signing of new agreements in Thailand, the Philippines, Indonesia and Vietnam so far this year. We maintain a contemporary suite of products and remain at the forefront of product developments, evolving our offering to meet changing customer needs. In Hong Kong, we launched a new critical illness product with extended protection for cancer, heart attacks and strokes, three common causes of death. In Singapore we unveiled PRUVital cover, a first-in-the-market protection plan, for customers with four types of pre-existing chronic medical conditions, and in China we have recently started offering customers a new savings product, designed with education costs in mind. To support our agency and bank channels, we also embrace new digital capabilities to increase efficiency and improve our customers' experience. In Hong Kong, for example, we developed two new innovations, 'Hospital to Prudential' and 'Chatbot Claims', to redefine the way our customers and medical professionals manage hospital claims, significantly reducing the time and effort required. In addition we have recently announced an exclusive partnership with UK-based Babylon Health15 that will add a comprehensive set of digital health tools to our existing world-class protection products. Through a Babylon-enabled digital platform we will offer customers in up to 12 Asian markets a world-leading suite of Artificial Intelligence ('AI') health services, including personal health assessment and treatment information, empowering users to proactively manage their health in a flexible and cost-efficient manner.

China represents an important growth opportunity for us. Operating through our joint venture, CITIC-Prudential, we now have access to around 70 per cent of the population following the disciplined expansion of our footprint over the past 18 years. In April we took another step forward when CITIC-Prudential received regulatory approval to begin preparations for the establishment of a new branch in Hunan, China's seventh-largest province, with a population of 68 million. Our business in China is the highest rated in the industry for risk management16, and was among the first group of insurers to be granted approval to offer a tax-deferred pension insurance programme, as part of a pilot programme targeted on Shanghai, Suzhou and Fujian.

Eastspring, our Asian fund manager is well placed to capitalise on the expected growth in Asia's retail mutual fund market. Eastspring has a presence in 11 markets across the region following its recent entry into Thailand in July. Eastspring's consistent investment performance helped it to win Asian Investor's prestigious Asia Fund House of the Year award for 2018, for the third time in four years. In China, the establishment of our investment management wholly foreign-owned enterprise will enable Eastspring to create an on-the-ground team that will operate an onshore investment management business. This business complements our existing asset management joint venture partnership with CITIC and represents an important step in deepening our presence in this market.

In the US, we continue to develop our business to ensure that we best address the opportunity presented by the millions of Americans entering retirement and their need for secure income. During the first half of 2018, we continued to strengthen our position in the US fee-based advisory market through new relationships with key distributors and the launch of relevant products, including a new fee-based index annuity. Jackson has also played a leading role in bringing together 24 of the country's financial services organisations to launch the Alliance for Lifetime Income. This aims to educate Americans about the need for protected retirement income, enabling more customers to take action to secure their financial futures.

In the UK and Europe, M&G Prudential continues to improve customer outcomes, leveraging our scale, financial strength and complementary product and distribution capabilities to develop and deliver capital-efficient investment solutions for a range of customer needs. It is one year since we announced the merger and transformation of M&G and Prudential UK & Europe. In that time, we have made good progress, announcing a new partnership with Tata Consulting Services to modernise our existing life portfolio, developing a combined approach to distribution and creating central service functions. M&G Prudential's investment products continue to perform well. We announced £2.1 billion in annual with-profits bonuses, lifting the value of contracts by up to 10 per cent and marking the ninth consecutive year of positive returns for investors in our market-leading PruFund. Over the three years to 30 June, 58 per cent of M&G's retail funds generated returns in the upper quartiles of performance. We would like to thank Anne Richards for her contribution to the Group's success as Chief Executive of M&G Investments. As announced on 27 July 2018, Anne is resigning from the Group, effective on 10 August 2018, to take up a new senior position in the financial services industry, and we wish her all the best.

We are also continuing to develop our newer but growing businesses in five markets in Africa. During the first half of the year sales rose, reflecting growth in our agency force and new distribution agreements with Standard Chartered Bank in Ghana and Zenith Bank in Nigeria and Ghana.

Demerger of M&G Prudential

At the same time as delivering growth in operating performance, we have been focused on progressing the actions needed for the demerger of M&G Prudential from the Group. Our internal teams have been mobilised and we are engaging positively with external stakeholders. We have also announced leadership changes at M&G Prudential in preparation for the demerger. Clare Bousfield will become Chief Financial Officer and John Foley, Chief Executive of M&G Prudential, will take on the additional responsibilities of becoming Chief Executive of the key regulated entities of M&G and Prudential UK & Europe. These changes will simplify the way we make decisions, improve accountability and align management capabilities with M&G Prudential's future needs as an independent listed business. As we outlined in March, we believe we will be better able to focus on meeting our customers' rapidly evolving needs and to deliver long-term value to investors as two separate businesses. Following separation, M&G Prudential will have control over its business strategy and capital allocation, which will enable it to play a greater role in developing the savings and retirement markets in the UK and Europe through two of the financial sector's most trusted brands, M&G and Prudential UK & Europe. Prudential plc, focused on our market-leading businesses in Asia and the US, will be strongly positioned to develop consistent, attractive returns and realise the growth potential across our international footprint.

Until the demerger is completed, the Bank of England's Prudential Regulation Authority (PRA) will continue to be the group-wide supervisor of Prudential plc. In line with the current Solvency II requirements, the PRA will be the group-wide supervisor of M&G Prudential following the demerger. After the demerger, Prudential plc's individual insurance and asset management businesses will continue to be supervised at a local entity level and local statutory capital requirements will continue to apply.The Supervisory College, made up of the authorities overseeing the principal regulated activities in jurisdictions where the future Prudential plc will operate, has made a collective decision that Hong Kong's Insurance Authority should become the new group-wide supervisor for Prudential plc and they have begun preparations to take over that role. Prudential plc will continue to be headquartered and domiciled in the United Kingdom and will continue to hold a premium listing on the London Stock Exchange. Both Prudential plc and M&G Prudential are expected to meet the criteria for inclusion in the FTSE 100 index.

Positive outlook

We remain focused on our purpose, which is to help remove uncertainty from the big events in the lives of our customers. We have strong underlying opportunities, a proven ability to deliver for our customers, an ongoing focus on risk management and a strong balance sheet. Our planned demerger of M&G Prudential demonstrates our commitment to creating shareholder value. We are confident that we are well positioned to continue to grow profitably and provide value for our shareholders and customers into the future.

Notes

1.
IFRS operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the unaudited condensed consolidated interim financial statements.
2.
Increase stated on a constant exchange rate basis.
3.
Before allowing for first interim dividend (31 December 2017: second interim dividend).
4.
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
5.
Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.
6.
Net inflows exclude Asia Money Market Fund (MMF) inflows of £665 million (2017: net inflows £449 million on an actual exchange rate basis).
7.
Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
8.
Swiss Re Sigma 2017. Insurance penetration calculated as premiums in % of GDP. Asia penetration calculated on a weighted population basis.
9.
World Health Organisation – Global Health Observatory data repository (2013). Out of pocket as % of Total Health Expenditure. Asia calculated as a weighted average out of pocket.
10.
United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2017 Revision.
11.
United Nations, Department of Economic and Social Affairs, Population Division (2017). World Population Prospects: The 2017 Revision, custom data acquired via website.
12.
Based on approximately 4 million people per year reaching age 65 over the period 2018 - 2028 — Source: U.S. Census Bureau, Population Division.
13.
Office for National Statistics & Eurostat.
14.
Office for National Statistics.
15.
Exclusivity is in respect of up to 12 health, life and pension markets in Asia.
16.
Source: 2017 Solvency Aligned Risk Margin Requirements and Assessment (SARMRA) issued by the China Insurance Regulatory Commission (CIRC).

FINANCIAL REVIEW

IFRS Critical Accounting Policies

Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. The Group's policy for preparing this condensed consolidated interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2018, there were no unendorsed standards effective for the period ended 30 June 2018 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the period ended 30 June 2018 has been prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of our consolidated financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions.

Prudential's critical accounting policies and the critical aspects of its estimates and judgements in determining the measurement of the Group's assets and liabilities are further discussed 'IFRS Critical Accounting Policies' of the Group's 2017 annual report on Form 20-F. In preparing the unaudited condensed consolidated interim financial statements included elsewhere in this document, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were for the same items as those described therein, which are:

  -
  Classification of insurance and investment contracts;
  -
  Measurement of policyholder liabilities and unallocated surplus of with-profits;
  -
  Deferred acquisition costs for insurance contracts;
  -
  Financial investments – Valuation;
  -
  Financial investments – Determining impairment in relation to financial assets; and
  -
  Intangible assets – Carrying value of distribution rights.

 Summary Consolidated Results and Basis of Preparation Analysis

The following table shows Prudential's consolidated total profit on an actual exchange rate basis for the periods indicated.

	2018 £m	2017 £m

	Half year	Half year

Total revenue, net of reinsurance*	10,919	42,924
Total charges, net of reinsurance and gain (loss) on disposal of businesses*	(9,288)	(40,837)
Share of profits from joint ventures and associates, net of related tax	102	120

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	1,733	2,207
Less tax charge attributable to policyholders' returns	(33)	(393)

Profit before tax attributable to shareholders	1,700	1,814

Total tax charge	(377)	(702)
Less: tax attributable to policyholders' returns	33	393

Tax charge attributable to shareholders' returns	(344)	(309)

Profit for the period	1,356	1,505

*
The half year 2017 comparative results have been re-presented following the adoption of IFRS 15 as described in note A2 to the unaudited condensed consolidated interim financial statements.
**
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products which are referred to as 'with-profits', and the general accounting treatment of premium or other policy taxes.

Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results principally by reference to profits for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to Prudential's unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to the holders of shares listed on the UK, Hong Kong and Singapore exchanges and to the financial markets in those countries. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder
Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

Profit after tax for half year 2018 was £1,356 million compared to a profit of £1,505 million in the first half of 2017. The decrease reflects the movement in profit before tax attributable to shareholders, which decreased from £1,814 million in half year 2017 to £1,700 million in half year 2018 and an increase in the tax charge attributable to shareholders' returns from £309 million to £344 million.

The decrease in the total profit before shareholder tax from £1,814 million in half year 2017 to £1,700 million in half year 2018 is primarily due to an increase in non-operating losses of £161 million from negative £544 million to negative £705 million, slightly offset by an increase in operating profit based on longer-term investment returns of £47 million. The unfavourable change in non-operating items of £161 million is primarily due to an increase in losses on the disposal of businesses and corporate transactions from a gain of £61 million in half year 2017 to a loss of £570 million in half year 2018, partly offset by an improvement in short-term fluctuations of £460 million following a rise in interest rates in the US and a decrease in the amortisation of acquisition accounting adjustments of £10 million. Losses on the disposal of businesses and corporate transactions includes a pre-tax loss of £513 million arising from the reinsurance of a portfolio of UK and Europe annuity contracts with Rothesay Life.

The increase of £47 million or 2 per cent in operating profit based on longer-term investment returns includes a negative impact of exchange translation of £147 million. Excluding the currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns increased by £194 million or 9 per cent reflecting double digit growth in the Group's Asia business driven by the compounding nature of our regular premium protection businesses and also increases in the Group's US and UK and Europe businesses.

The half year 2018 effective rate of tax on the total profit attributable to shareholders was 20 per cent (half year 2017: 17 per cent). The increase was the result of total profit from US operations, which had a higher effective tax rate than the rates for the Group's other operations, forming a greater proportion of Group profit in the first half of 2018 (70 per cent) than in the first half of 2017 (16 per cent).

b)    Summary by business segment and geographical region

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&G Prudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns to these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Prudential Capital and Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

The Group reassessed its segments in the second half of 2017 following the combination of the Group's UK insurance business and M&G to form M&G Prudential. Comparative segmental information for half year 2017 has been re-presented on a basis consistent with the current period.

The following table shows Prudential's IFRS consolidated total profit (loss) after tax for the periods indicated presented by summary business segment. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

	2018 £m	2017* £m

	Half year	Half year

Asia	539	907
US	970	245
UK and Europe	117	638

Total profit attributable to the segment	1,626	1,790
Unallocated to a segment**	(270)	(285)

Total profit for the year	1,356	1,505

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.
**
Includes central operations (Group and Asia Regional Head Offices and Group borrowings), Prudential Capital and Africa operations.

Asia

The following table shows the movement in profit arising from Asia operations and its components (insurance and asset management) for the periods indicated:

	2018 £m	2017 £m

	Half year	Half year

Insurance operations	589	968
Asset management	89	83

Profit before shareholder tax	678	1,051
Shareholder tax charge	(139)	(144)

Profit after tax	539	907

The decrease of £368 million in profit after tax from £907 million in half year 2017 to £539 million in half year 2018 primarily reflects a decrease in the profit before shareholder tax of £373 million from £1,051 million to £678 million marginally offset by a decrease in shareholder tax charge by £5 million to £139 million in half year 2018 from £144 million in half year 2017.

The decrease of £373 million in profit before shareholder tax includes a decrease of £379 million in insurance operations from £968 million in half year 2017 to £589 million in half year 2018 marginally offset by an increase of £6 million in asset management operations from £83 million to £89 million.

The decrease of £379 million in the profit before shareholder tax of insurance operations primarily reflects an unfavourable movement in non-operating items of £436 million from a gain of £98 million in half year 2017 to a loss of £338 million in half year 2018. This is partially offset by an increase in operating profit based on longer-term investment return of £57 million from £870 million to £927 million. The unfavourable change of £436 million in non-operating items was primarily due to a negative change of £367 million in short-term fluctuations in investment returns from, a gain of £41 million to a loss of £326 million, following rising interest rates in many markets in Asia leading to unrealised bond losses in the first half of 2018. Non-operating items for half year 2017 included a one-off cumulative exchange gain of £61 million recycled from other comprehensive income on the sold Korea life business. The increase of £57 million in operating profit based on longer-term investments includes a negative exchange translation impact of £58 million. Excluding the currency volatility, operating profit based on longer-term investment returns was up 14 per cent or £115 million on a constant exchange basis driven by continued growth in insurance margin, reflecting our focus on recurring premium health and protection business.

The increase of £6 million in the profit before shareholder tax of asset management operations from £83 million in half year 2017 to £89 million in half year 2018 includes an unfavourable exchange translation impact of £4 million. Excluding the currency volatility, profit from Asia asset management operations was up 13 per cent or £10 million on a constant exchange rate basis, in line with the uplift in Eastspring's average assets under management.

The effective shareholder tax rate on profits from Asia operations increased to 21 per cent in half year 2018 compared with 14 per cent in half year 2017, with the movement principally due to unrealised investment losses that are not tax deductible.

United States

The following table shows the movement in profits arising from US operations and its components (insurance and asset management) for the periods indicated:

	2018 £m	2017 £m

	Half year	Half year

Insurance operations	1,225	297
Asset management	(39)	(6)

Profit before shareholder tax	1,186	291
Shareholder tax charge	(216)	(46)

Profit after tax	970	245

The increase of £725 million in profit after tax from £245 million in half year 2017 to £970 million in half year 2018 primarily reflects an increase in profit before shareholder tax from £291 million to £1,186 million, partly offset by an increase the shareholder tax charge from £46 million to £216 million.

The increase of £895 million in profit before shareholder tax includes an increase of £928 million in insurance operations from £297 million to £1,225 million partially offset by an increase of £33 million in asset management operations losses from negative £6 million to negative £39 million.

The underlying profit on US insurance business (Jackson) predominantly arises from fee income on variable annuity business, spread income from interest sensitive products, such as fixed annuities and institutional products, and insurance margin, net of expenses measured on a US GAAP basis. In addition, the profit (including non-operating items) in any period includes the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, fair value movements on derivatives and securities classified as fair valued through profit and loss and value movements on product guarantees.

The £928 million increase in the profit before shareholder tax of the insurance operations in half year 2018 compared with half year 2017, is primarily due to a favourable movement in non-operating items of £1,006 million from a negative £782 million to a positive £224 million. This was partially offset by a decrease of £78 million in operating profit based on longer-term investment returns from £1,079 million to £1,001 million. The positive short-term fluctuations in the first half of 2018 reflects a 46 basis points rise in the 10 year US Treasury yield which has resulted in a favourable impact from the revaluation of the IFRS guarantee liabilities that Jackson provides on its annuity products.

The decrease of £78 million in operating profit based on longer-term investment returns includes a negative translation impact of £91 million. Excluding the currency volatility, operating profit based on longer-term investment return increased by £13 million or 1 per cent in half year 2018 on a constant exchange rate basis compared with half year 2017 reflecting increased fee income driven by a 10 per cent increase in separate account balances since 30 June 2017 offset by a decline in spread income, reflecting the impact of lower yields on our fixed annuity portfolio and reduced contribution from asset duration swaps, and a higher DAC amortisation charge. The higher DAC expense arises largely from a £42 million acceleration of amortisation relating primarily to the reversal of the benefit received in 2015 under the mean reversion formula, which is further discussed in note C5(b) of the unaudited condensed consolidated interim financial statements.

The £33 million increase in the loss before shareholder tax of the asset management in half year 2018 compared with half year 2017 is primarily due to additional costs incurred during the period in exiting from the NPH broker-dealer business which was disposed of in August 2017.

The effective shareholder tax rate on profits from US operations was 18 per cent in half year 2018 compared with 16 per cent in half year 2017.

UK and Europe

The following table shows the movement in profits arising from UK and Europe operations and its components (insurance and asset management) for the periods indicated:

	2018 £m	2017* £m

	Half year	Half year

Insurance operations	(123)	506
Asset management	266	281

Profit before shareholder tax	143	787
Shareholder tax charge	(26)	(149)

Profit after tax	117	638

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

The decrease of £521 million in the profit after tax from £638 million in half year 2017 to £117 million in half year 2018 primarily reflects a decrease in the profit before shareholder tax of £644 million from £787 million to £143 million, partly offset by a decrease of £123 million in the shareholder tax charge from £149 million to £26 million.

The decrease of £644 million in profit before shareholder tax includes a decrease of £629 million in insurance operations from a profit of £506 million to a loss of £123 million and a decrease of £15 million in asset management operations profit from £281 million to £266 million.

The UK and Europe's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund as well as profits from its annuity and other businesses. For the UK and Europe insurance operations, a significant component of the annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

For with-profits business (including non-participating business owned by The Prudential Assurance Company Limited with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on grandfathered UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The results of UK and Europe shareholder-backed annuity business reflect the inclusion of investment return including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B3 to the unaudited condensed consolidated interim financial statements.

The decrease in the profit before shareholder tax of the insurance operations of £629 million to a £123 million loss in half year 2018 was primarily driven by an adverse change in non-operating items of £638 million from a gain of £9 million in half year 2017 to a loss of £629 million in half year 2018. This adverse change of £638 million includes a pre-tax loss of £513 million arising from the reinsurance of a portfolio of UK and Europe annuity contracts with Rothesay Life, further details of which are provided in note D1 of the unaudited condensed consolidated interim financial statements. In addition, the adverse change includes a £125 million unfavourable movement in short-term fluctuations in investment returns from unrealised losses on fixed income assets supporting the capital of the shareholder-backed annuity business due to a rise in interest rates in the UK. Operating profits based on longer-term investments increased by £9 million from £497 million in half year 2017 to £506 million in half year 2018, reflecting increases in the UK with-profits transfer partially offset by the anticipated reduction in profit from in-force annuities following the reinsurance of £12 billion of annuity liabilities to Rothesay Life in March 2018. Operating earnings in the first half of 2018 also benefited from management actions of £63 million (half year 2017: £188 million) and a £166 million insurance recovery related to the costs of reviewing internally vesting annuities sold without advice after 1 July 2008, for which a provision of £400 million had previously been established.

The movement in profit before shareholder tax of the asset management operation reflects an increase in operating profit based on longer-term investment returns of £24 million or 10 per cent, which was from higher fees driven by higher average assets under management, more than offset by an adverse movement of £39 million in short-term fluctuations in investment returns.

The effective shareholder tax rate on profits from UK and Europe operations of 18 per cent in half year 2018 was broadly in line with the effective shareholder tax rate of 19 per cent in half year 2017.

Unallocated to a segment

The following table shows the movement in the unallocated to a segment result for the periods indicated:

	2018 £m	2017* £m

	Half year	Half year

Loss before shareholder tax	(307)	(315)
Shareholder tax credit	37	30

Loss after tax	(270)	(285)

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

Total net charges for activity unallocated to a segment decreased by £15 million from £285 million in half year 2017 to £270 million in half year 2018 as higher restructuring costs relating to the UK merger and transformation programme were balanced by a reduction in the interest payable on core borrowings.

The effective tax rate on losses unallocated to a segment increased from 10 per cent at half year 2017 to 12 per cent at half year 2018, reflecting a reduction in the adverse impact of irrecoverable withholding tax on remittances from the Group's operation.

Basis of Performance Measures

Prudential uses a performance measure of operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&G Prudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns to these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Prudential Capital and Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

The Group reassessed its segments in the second half of 2017 following the combination of the Group's UK insurance business and M&G to form M&G Prudential. Comparative segmental information for half year 2017 has been re-presented on a basis consistent with the current period.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business including the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;
  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
  –
  Profit/loss attaching to corporate transactions, such as disposals undertaken in the period.

Determination of operating profit based on longer-term investment returns for investment and liability movements

(a)
General principles
(i)
UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)
Unit-linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)
US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)
Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, movements in liabilities for some types of business do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia's non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining operating results.

(v)
Other shareholder-financed business

The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

  –
  Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
  –
  The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 30 June 2018, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £818 million (half year 2017: net gain of £876 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity separate accounts are principally relevant for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of derivatives whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b)
Asia insurance operations
(i)
Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining operating results.

(ii)
Other Asia shareholder-financed business

Debt securities

For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed operations amounted to £1,622 million as at 30 June 2018 (30 June 2017: £1,535 million). The rates of return applied for half year 2018 ranged from 5.1 per cent to 17.2 per cent (half year 2017: 4.7 per cent to 17.2 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures and associate accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)
US insurance operations
(i)
Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)
US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 (i) to the unaudited condensed consolidated interim financial statements:

  –
  Fair value movements for equity-based derivatives;
  –
  Fair value movements for embedded derivatives for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit ('GMWB') and fixed index annuity business, and Guaranteed Minimum Income Benefit ('GMIB') reinsurance (see below);
  –
  Movements in the accounts carrying value of Guaranteed Minimum Death Benefit ('GMDB'), GMIB and the 'for life' portion of GMWB liabilities, (see below), for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements (ie they are relatively insensitive to the effect of current period equity market and interest rate changes);
  –
  A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
  –
  Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for the 'not for life' portion of GMWB and fixed index annuity business

The 'not for life' portion of GMWB embedded derivative liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.

Embedded derivatives for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. As the corresponding reinsurance asset is net settled, it is considered to be a derivative fair valued consistent with IAS 39, 'Financial Instruments: Recognition and Measurement'. As the GMIB is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)
Other derivative value movements

The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)
Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 to the unaudited condensed consolidated interim financial statements.

Equity-type securities

As at 30 June 2018, the equity-type securities for US insurance non-separate account operations amounted to £1,187 million (half year 2017: £1,256 million). For these operations, the longer-term rates of return for income and capital applied in half year 2018 and 2017, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2018	2017

	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.7% to 7.0%	6.2% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.7% to 9.0%	8.2% to 8.5%

The amounts of the actual less longer-term returns for the equity-type securities of the US insurance operations for half year 2018 and 2017 are shown in note B1.2(i) to the unaudited condensed consolidated interim financial statements.

(d)
UK and Europe insurance operations
(i)
Shareholder-backed annuity business

For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for shareholder-backed annuity business within The Prudential Assurance Company Limited (PAC) after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

  –
  The impact on credit risk provisioning of actual upgrades and downgrades during the period;
  –
  Credit experience compared with assumptions; and
  –
  Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)
Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK and Europe insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)
Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Analysis of operating profit based on longer-term investment returns

The following tables reconcile Prudential's operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Half year 2018 £m

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Operating profit (loss) based on longer-term investment returns	1,016	1,002	778	2,796	(391)	2,405
Short-term fluctuations in investment returns on shareholder-backed business	(326)	244	(122)	(204)	91	(113)
Other non-operating items+	(12)	(60)	(513)	(585)	(7)	(592)

Profit (loss) before tax	678	1,186	143	2,007	(307)	1,700

Tax attributable to shareholders						(344)

Profit for the period						1,356

	Half year 2017 £m (AER)*

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Operating profit (loss) based on longer-term investment returns	953	1,073	745	2,771	(413)	2,358
Short-term fluctuations in investment returns on shareholder-backed business	41	(754)	42	(671)	98	(573)
Other non-operating items+	57	(28)	-	29	-	29

Profit (loss) before tax	1,051	291	787	2,129	(315)	1,814

Tax attributable to shareholders						(309)

Profit for the period						1,505

	Half year 2017 £m (CER)*,**

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Operating profit (loss) based on longer-term investment returns	891	982	745	2,618	(407)	2,211
Short-term fluctuations in investment returns on shareholder-backed business	28	(691)	42	(621)	98	(523)
Other non-operating items+	57	(25)	-	32	-	32

Profit (loss) before tax	976	266	787	2,029	(309)	1,720

Tax attributable to shareholders						(295)

Profit for the period						1,425

+
Other non-operating items include primarily losses on the disposal of businesses and other corporate transactions. In half year 2018, these items include a pre-tax loss of £513 million arising from the reinsurance of a portfolio of UK and Europe annuity contracts with Rothesay Life.
*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.
**
For half year 2017, the CER results were calculated using the half year 2018 average exchange rates.

Explanation of Performance and Other Financial Measures

IFRS Profit

	Actual Exchange Rate			Constant Exchange Rate

	2018 £m	2017+ £m	Change %	2017*,+ £m	Change %

	Half year	Half year		Half year

Asia
Insurance operationsnote (ii)	927	870	7%	812	14%
Asset management	89	83	7%	79	13%

Total Asia	1,016	953	7%	891	14%

US
Jackson (US insurance operations) note (ii)	1,001	1,079	(7)%	988	1%
Asset management	1	(6)	117%	(6)	117%

Total US	1,002	1,073	(7)%	982	2%

UK and Europe
UK and Europe insurance operations:
Long-term businessnote (ii)	487	480	1%	480	1%
General insurance commission	19	17	12%	17	12%

Total UK and Europe insurance operations	506	497	2%	497	2%
UK and Europe asset management	272	248	10%	248	10%

Total UK and Europe	778	745	4%	745	4%

Total segment profit	2,796	2,771	1%	2,618	7%

Other income and expenditure[7]	(329)	(382)	14%	(376)	13%

Total operating profit based on longer-term investment returns before tax and restructuring costs	2,467	2,389	3%	2,242	10%
Restructuring costs[7]	(62)	(31)	(100)%	(31)	(100)%

Operating profit based on longer-term investment returns before taxnote (i)	2,405	2,358	2%	2,211	9%

Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business note (iii)	(113)	(573)	80%	(523)	78%
Amortisation of acquisition accounting adjustments	(22)	(32)	31%	(29)	24%
(Loss) gain on disposal of businesses and corporate transactions	(570)	61	n/a	61	n/a

Profit before tax attributable to shareholders	1,700	1,814	(6)%	1,720	(1)%
Tax charge attributable to shareholders' returns	(344)	(309)	(11)%	(295)	(17)%

Profit for the period attributable to shareholders	1,356	1,505	(10)%	1,425	(5)%

*
For half year 2017, the CER results were calculated using the half year 2018 average exchange rate.
+
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

Notes

(i)
The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in B1.3 to the unaudited condensed consolidated interim financial statements and section 'Basis of Performance Measures' above.

(ii)
The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B3 to the unaudited condensed consolidated interim financial statements.

(iii)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	Actual Exchange Rate

	2018 £m	2017 £m

	Half year	Half year*

Asia	(326)	41
US	244	(754)
UK and Europe	(122)	42
Other operations	91	98

Total	(113)	(573)

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

Further details on the short-term fluctuations in investment returns are provided below and in note B1.2 to the unaudited condensed consolidated interim financial statements.

Earnings per share (EPS)

	Actual Exchange Rate			Constant Exchange Rate

	2018 pence	2017 pence	Change %	2017 pence	Change %

	Half year	Half year		Half year

Basic earnings per share based on operating profit after tax	76.8	70.0	10	65.7	17
Basic earnings per share based on total profit after tax	52.7	58.7	(10)	55.6	(5)

Our financial results in the first half of 2018 continue to reflect the benefits of driving targeted growth in high-quality, recurring premium health and protection and fee business across our geographies, products and distribution channels. We have also made progress in the on-going preparations for the demerger of M&G Prudential from Prudential plc and in delivering M&G Prudential's merger and transformation programme.

The growth in our financial performance across a wide range of metrics has again been led by our businesses in Asia which delivered double-digit growth in operating profit based on longer-term investment returns (up 14 per cent1). In the US, fee income2 increased by 13 per cent1 supported by higher average separate account balances and continued positive net flows, but was balanced by an expected reduction in spread income and increased amortisation of deferred acquisition costs.

M&G Prudential delivered external net inflows of £3.5 billion in its asset management business. This, together with PruFund related net inflows of £4.4 billion and the reduction arising from the previously announced reinsurance of a £12 billion3 UK annuity portfolio, resulted in overall assets under management4 of £341.9 billion at 30 June 2018 (31 December 2017: £350.7 billion). M&G Prudential remains on track to deliver the announced annual shareholder cost savings of circa £145 million by 2022 for a shareholder investment of circa £250 million.

Sterling weakened moderately compared with most of the currencies in our major international markets over the first half of 2018. However, average exchange rates over the first half of 2018 remained above those in the same period of 2017, leading to a negative effect on the translation of the results from our non-sterling operations. To aid comparison of underlying progress, we continue to express and comment on the performance trends of our international businesses on a constant currency basis.

During the first half of 2018 the performance of many equity markets was subdued and characterised by higher levels of volatility with the S&P 500 index up 2 per cent, the FTSE 100 index down 1 per cent and the MSCI Asia excluding Japan down 5 per cent. However, all these equity markets remain above first half 2017 levels. Longer term yields increased favourably in the US and in our larger Asia markets, but were only slightly higher in the UK.

Consistent with the explanations made in the currency volatility section in the 'Summary overview of Operating and Financial Review and Prospects' comparison of the half year 2018 and half year 2017 performance is partially affected by the movements in average exchange rates used to translate into sterling the results of our overseas operations. Therefore, to facilitate explanations of changes in underlying performance, in the commentary on half year 2018 compared with half year 2017 discussions below, every time we comment on the performance of our businesses, we focus on their performance measured on the constant exchange rates basis unless otherwise stated. In each such case, the performance of our businesses in actual exchange rate terms was explained by the same factors discussed in the comments below and the impact of currency movements implicit in the constant exchange rate data.

The key operational highlights in the first half of 2018 were as follows:

  •
  Asset management net inflows at M&G Prudential were robust with external net inflows of £3.5 billion (2017: net inflows of £7.2 billion) in its wholesale/direct and institutional business. Eastspring reported external net outflows of £0.9 billion excluding money market funds (2017: net inflows of £2.3 billion on an actual exchange rate basis) with modestly positive retail net flows offset by higher institutional bond fund redemptions.

  •
  Operating profit based on longer-term investment returns increased 9 per cent to £2,405 million (2 per cent on an actual exchange rate basis). Operating profit from our Asia businesses increased by 14 per cent to £1,016 million driven by the compounding nature of our regular premium protection businesses. In the US, operating profit was 2 per cent higher with increased fee income offset by an expected reduction in spread earnings and a higher DAC amortisation charge. M&G Prudential's total operating profit was £778 million, 4 per cent higher than the prior year. Within this, asset management earnings increased by 10 per cent resulting from higher fees driven by higher average assets under management, and operating profit from our core with-profits and annuity life businesses were lower at £255 million (2017: £288 million), reflecting the impact of the previously announced annuity portfolio reinsurance.

  •
  Total IFRS post-tax profit was £1,356 million (2017: £1,425 million), after a £513 million anticipated pre-tax loss following the reinsurance of UK annuities to Rothesay Life, contributing to Group IFRS shareholders' equity of £15.9 billion (31 December 2017: £16.1 billion).

  •
  Group shareholders' Solvency II capital surplus5,6 was estimated at £14.4 billion at 30 June 2018, equivalent to a cover ratio of 209 per cent (31 December 2017: £13.3 billion, 202 per cent). The movement since the start of the year primarily reflects the Group's continuing strong operating capital generation, partially offset by the payment of the 2017 second interim dividend.

Operating profit based on longer-term investment returns

Total operating profit increased by 9 per cent (2 per cent on an actual exchange rate basis) in the first half of 2018 to £2,405 million.

Asia total operating profit was 14 per cent higher (7 per cent on an actual exchange rate basis) at £1,016 million, and includes 13 per cent growth from Eastspring's asset management businesses. Life insurance operating profit was 14 per cent higher at £927 million, driven by continued growth in insurance margin which increased by 17 per cent, reflecting our focus on recurring premium health and protection business. This strategy underpins operating profit growth of 33 per cent and 22 per cent in Hong Kong and China respectively. Operating profit in Singapore increased 11 per cent, while the contribution from Indonesia was the same as in the first half of last year.

US total operating profit at £1,002 million increased by 2 per cent (7 per cent decrease on an actual exchange rate basis), with increased fee income driven by a 10 per cent increase in separate account balances since 30 June 2017 offset by a decline in spread income, reflecting the impact of lower yields on our fixed annuity portfolio and reduced contribution from asset duration swaps, and a higher DAC amortisation charge. The higher DAC expense arises largely from a £42 million acceleration of amortisation relating primarily to the reversal of the benefit received in 2015 under the mean reversion formula.

UK and Europe total operating profit of £778 million was 4 per cent higher, reflecting growth of 10 per cent in asset management operating profit and 11 per cent in the UK with-profits transfer. This was partially offset by the anticipated reduction in profit from in-force annuities following the reinsurance of £12 billion3 of annuity liabilities to Rothesay Life in March 2018. Operating earnings in the first half of 2018 also benefited from management actions of £63 million (2017: £188 million) and a £166 million insurance recovery related to the costs of reviewing internally vesting annuities sold without advice after 1 July 2008, for which a provision of £400 million had previously been established.

Life insurance profit drivers

We track the progress that we make in growing our life insurance business by reference to our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each period these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. These policyholder liabilities contribute, for example, to our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows8

	2018 £m				2017 £m

	Half year				Half year

	Actual Exchange Rate				Actual Exchange Rate

	At 1 January	Net liability flows[9]	Market and other movements	At 30 June	At 1 January	Net liability flows[9]	Market and other movements	At 30 June

Asia	37,402	1,463	(717)	38,148	32,851	1,016	1,173	35,040
US	180,724	82	4,344	185,150	177,626	1,958	(1,805)	177,779
UK and Europe	56,367	(1,813)	(12,238)	42,316	56,158	(1,167)	1,500	56,491

Total Group	274,493	(268)	(8,611)	265,614	266,635	1,807	868	269,310

Focusing on the business supported by shareholder capital, which generates the majority of life profit, in the first half of 2018 net flows into our businesses reflected positive net inflows into our Asia and US operations, which have been offset by outflows from our UK and Europe operations. US net inflows remained positive, but at a lower level, reflecting a lower level of institutional business and a higher level of variable annuity surrenders as our portfolio develops. The outflow from our UK and Europe operations primarily reflects the run-off of the in-force annuity portfolio following our withdrawal from selling new annuity business and outflows from unit-linked business which is driven by more variable movements in corporate pension business. This decrease in shareholder liabilities has been partly offset by the flows into the with-profit funds of £1.8 billion as shown in the table below. Market and other movements include the £12 billion3 reduction in policyholder liabilities arising from the classification of the annuity liabilities reinsured to Rothesay Life as held for sale. Excluding this reclassification market and other movements increased liabilities by £3.4 billion reflecting currency effects as sterling weakened over the period, partly offset by adverse market movements in the first half.

Policyholder liabilities and net liability flows in with-profits business8,10

	2018 £m				2017 £m

	Half year				Half year

	Actual Exchange Rate				Actual Exchange Rate

	At 1 January	Net liability flows[9]	Market and other movements	At 30 June	At 1 January	Net liability flows[9]	Market and other movements	At 30 June

Asia	36,437	2,399	31	38,867	29,933	2,295	1,053	33,281
UK and Europe	124,699	1,832	(675)	125,856	113,146	1,574	3,729	118,449

Total Group	161,136	4,231	(644)	164,723	143,079	3,869	4,782	151,730

Policyholder liabilities in our with-profits business have increased by 2 per cent11 to £164.7 billion in the first half of 2018, driven by growth in M&G Prudential's PruFund proposition and participating products in Asia, with consumers seeking protection from the impact of volatile market conditions. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. The business, nevertheless, remains an important source of shareholder value.

Analysis of long-term insurance business pre-tax operating profit based on longer-term investment returns by driver12

	Actual Exchange Rate						Constant Exchange Rate

	2018 £m			2017 £m			2017 £m

	Half year			Half year			Half year

	Operating profit	Average liability	Margin bps	Operating profit	Average liability	Margin bps	Operating profit	Average liability	Margin bps

Spread income	454	80,938	112	583	89,314	131	543	85,504	127
Fee income	1,320	172,662	153	1,279	164,152	156	1,175	153,255	153
With-profits	187	145,813	26	172	132,701	26	170	131,600	26
Insurance margin	1,213			1,152			1,072
Margin on revenues	1,083			1,138			1,069
Expenses:
Acquisition costs*	(1,133)	3,322	(34)%	(1,241)	3,624	(34)%	(1,154)	3,411	(34)%
Administration expenses	(1,177)	257,782	(91)	(1,115)	259,451	(86)	(1,040)	244,721	(85)
DAC adjustments	154			186			173
Expected return on shareholder assets	103			103			100

	2,204			2,257			2,108
Share of related tax charges from joint ventures and associate[13]	(18)			(16)			(16)
Longevity reinsurance and other management actions to improve solvency	63			188			188
Insurance recoveries of costs associated with review of past annuity sales	166			-			-

Operating profit based on longer-term investment returns	2,415			2,429			2,280

*
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV Basis, New Business Results and Free Surplus Generation' in this document.

We continue to maintain our preference for higher-quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, in the first half of 2018, insurance margin has increased by 13 per cent (up 5 per cent on an actual exchange rate basis) and fee income by 12 per cent (up 3 per cent on an actual exchange rate basis), while spread income declined by 16 per cent (down 22 per cent on an actual exchange rate basis). Administration expenses increased to £1,177 million (2017: £1,040 million) as the business continues to expand, including an increase in US asset-based commissions on higher separate account balances which are treated as an administrative expense in this analysis.

Asset management profit drivers

Movements in asset management operating profit are influenced primarily by changes in the scale of these businesses, as measured by funds managed both on behalf of external institutional and retail customers and our internal life insurance operations.

Asset management external funds under management14,15

	2018 £m				2017 £m

	Half year				Half year

	Actual Exchange Rate				Actual Exchange Rate

	At 1 January	Net flows	Market and other movements	At 30 June	At 1 January	Net flows	Market and other movements	At 30 June

UK and Europe	163,855	3,548	(1,913)	165,490	136,763	7,179	5,176	149,118
Asia[16]	46,568	(863)	(3,335)	42,370	38,042	2,273	4,281	44,596

Total asset management	210,423	2,685	(5,248)	207,860	174,805	9,452	9,457	193,714

Total asset management (including MMF)	219,740	3,350	(5,163)	217,927	182,519	9,951	9,571	202,041

Average assets under management in both our Asia and UK and Europe asset management businesses were higher compared with the prior period, and reflect positive net flows in the period in the UK and Europe, and favourable market performance over the second half of 2017. Operating profit from M&G Prudential asset management increased by 10 per cent to £272 million and by 13 per cent at Eastspring (up 7 per cent on an actual exchange rate basis) to £89 million.

M&G Prudential's external assets under management have continued to benefit from net inflows during the period backed by strong investment performance. External net flows totalled £3.5 billion (2017: net flows of £7.2 billion), led by contributions from European investors in the Optimal Income Fund and our multi-asset fund range, and from institutional clients investing in illiquid credit and equity infrastructure strategies. The contribution from positive net flows was partly offset by negative market movements, resulting in overall external assets under management at 30 June 2018 of £165.5 billion, up 1 per cent compared with the start of the year. M&G Prudential's total assets under management at 30 June 2018 were £341.9 billion (31 December 2017: £350.7 billion) with external growth offset by lower internally managed assets following the £12 billion3 annuity portfolio reinsurance to Rothesay Life. Operating profit increased 10 per cent to £272 million, consistent with the year-on-year increase in average assets under management and reflecting a stable cost-income ratio of 54 per cent. M&G's full year cost-income ratio is typically higher than for the first half, as its cost base is weighted towards the second half of the year (half year 2017: 53 per cent, full year 2017: 58 per cent).

Eastspring reported net outflows16 of £0.9 billion as modest retail inflows were more than offset by higher redemptions in institutional fixed income products. Eastspring's total assets under management were stable at £138.2 billion (31 December 2017: £138.9 billion), reflecting total net flows (including those from money market funds and from assets managed for internal life operations) of £3.0 billion, offset by market and other movements. Eastspring's cost-income ratio improved to 54 per cent (2017: 55 per cent).

Other income and expenditure and restructuring costs7

Overall net central expenditure reduced to £391 million (2017: £407 million) as higher restructuring costs relating to the UK merger and transformation programme were balanced by a reduction in the interest payable on core borrowings.

Non-operating items7

Non-operating items consist of negative short-term fluctuations of £113 million (2017: £523 million), losses on the disposal of businesses and other corporate transactions of £570 million and the amortisation of acquisition accounting adjustments of £22 million (2017: £29 million) arising principally from the REALIC business acquired in 2012. Losses on the disposal of businesses and other corporate transactions include a pre-tax loss of £513 million arising from the reinsurance of a portfolio of UK and Europe annuity contracts with Rothesay Life. Further information on other transactions is given in note D1 of the unaudited condensed consolidated interim financial statements. Short-term investment fluctuations are discussed further below.

Short-term fluctuations in investment returns on shareholder-backed business

Operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2018 the total short-term fluctuations in investment returns relating to the life operations were negative £113 million, comprising negative £326 million for Asia, positive £244 million in the US, negative £122 million in the UK and Europe and positive £91 million in other operations28.

Rising interest rates in many territories in Asia led to unrealised bond losses in the period, and widening credit spreads and a rise in interest rates in the UK led to losses on fixed income assets supporting the capital of the shareholder-backed annuity business. In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. The 46 basis points rise in the 10 year US Treasury yield has resulted in a positive impact from the revaluation of the IFRS guarantee liabilities in the current period.

IFRS effective tax rates

In the first half of 2018, the effective tax rate on operating profit based on longer-term investment returns was 18 per cent (2017: 24 per cent). The lower rate is due mainly to the reduction in the US corporate income tax rate from 35 per cent to 21 per cent which took effect from 1 January 2018.

The effective tax rate on the total IFRS profit was 20 per cent in the first half of 2018 (2017: 17 per cent). This reflects a higher effective tax rate in Asia as a result of non-operating investment losses in the first half of 2018 which do not attract tax relief, and also a higher effective tax rate in the US as a result of generating non-operating taxable profits in the first half of 2018, compared to the non-operating taxable losses generated in the first half of 2017.

The main driver of the Group's effective tax rate overall is the mix of profits between jurisdictions with higher tax rates (such as Indonesia and Malaysia), jurisdictions with lower tax rates (such as Hong Kong and Singapore) and jurisdictions with rates in between (such as the UK and the US).

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £1,560 million remitted to tax authorities in the first half of 2018. This was lower than the equivalent amount of £1,595 million (on an actual exchange rate basis) in the first half of 2017. This reduction reflects a decrease in corporation tax payments, down from £535 million (on an actual exchange rate basis) to £305 million, partly offset by increases in payroll taxes, property taxes and taxes collected from customers. The reduction in US corporation tax payments reflects the full impact of changes in the US basis for taxing derivatives introduced in 2015 which transitioned into effect across the 2016 to 2018 tax returns.

Publication of tax strategy

In May 2018 the Group published its updated tax strategy, which in addition to complying with mandatory requirements, also included a number of additional disclosures, including a breakdown of revenues, profits and taxes for all jurisdictions where more than £5 million tax was paid. This disclosure was included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint.

Group and holding company cash flows

Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Cash remitted to the corporate centre in the first half of 2018 amounted to £1,111 million (2017: £1,230 million). Asia's net remittance increased to £391 million (2017: £350 million), driven by on-going business growth. Jackson's remittance was £342 million (2017: £475 million), and the UK and Europe remittance was £341 million (2017: £390 million).

Net cash remitted by the business units was used to meet central costs of £219 million (2017: £226 million) and pay the 2017 second interim ordinary dividend. Reflecting these and other movements in the period, total holding company cash at 30 June 2018 was £2,210 million compared with £2,264 million at the end of 2017.

Capital position, financing and liquidity

Capital position

Analysis of movement in Group shareholder Solvency II surplus17

	2018 £bn	2017 £bn

	Half year	Half year	Full year

Solvency II surplus at 1 January	13.3	12.5	12.5
Operating experience	1.8	1.7	3.6
Non-operating experience (including market movements)	-	-	(0.6)
UK annuities reinsurance transaction	0.1	-	-
Other capital movements:
Subordinated debt redemption	-	-	(0.2)
Foreign currency translation impacts	0.1	(0.5)	(0.7)
Dividends paid	(0.8)	(0.8)	(1.2)
Model changes	(0.1)	-	(0.1)

Estimated Solvency II surplus at end of period	14.4	12.9	13.3

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk has resulted in the Group's shareholder Solvency II capital surplus being estimated at £14.4 billion5,6 at 30 June 2018 (equivalent to a solvency ratio of 209 per cent) compared with £13.3 billion (202 per cent) at 31 December 2017.

Prudential's designation as a G-SII was reaffirmed on 21 November 2016. Although the Financial Stability Board did not publish a new list of G-SIIs in 2017, the policy measures set out in the Financial Stability Board's 2016 communication on G-SIIs continue to apply to the Group. As a result of this designation, Prudential is subject to additional regulatory requirements, including a requirement to submit enhanced risk management plans (such as a Group-wide Recovery Plan, a Systemic Risk Management Plan and a Liquidity Risk Management Plan) to a Crisis Management Group (CMG) comprised of an international panel of regulators.

Local statutory capital

All our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. In the UK, at 30 June 2018, The Prudential Assurance Company Limited and its subsidiaries18 had an estimated Solvency II shareholder surplus of £7.5 billion19 (equivalent to a solvency ratio of 203 per cent) and a with-profits surplus20 of £5.5 billion (equivalent to a solvency ratio of 244 per cent). In June 2018, the National Association of Insurance Commissioners (NAIC) in the US formally approved changes to risk based capital factors that reflect the December 2017 US tax reform. Including the impact of these changes, capital generation in the first six months of 2018, and payment of a $450 million remittance to Group, Jackson's risk based capital ratio as estimated at 30 June 2018, remained above its 2017 year-end position of 409 per cent.

Debt Portfolio

The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 96 per cent of our US portfolio are investment grade21. During the first half of 2018 there were no default losses in the US or the UK portfolio and reported impairments were minimal in the US portfolio.

Financing and liquidity

Shareholders' net core structural borrowings

	2018 £m	2017 £m

	30 June	30 June	31 December

Total borrowings of shareholder-financed operations	6,367	6,614	6,280
Less: Holding company cash and short-term investments	(2,210)	(2,657)	(2,264)

Net core structural borrowings of shareholder-financed operations	4,157	3,957	4,016

Gearing ratio*	21%	20%	20%

*       Net core structural borrowings as a proportion of IFRS shareholders' funds plus net debt, as set out in note II(c) of the Additional IFRS financial information.

Our financing and central liquidity position remained strong throughout the period. Our central cash resources amounted to £2.2 billion at 30 June 2018 (31 December 2017: £2.3 billion).

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place a global commercial paper programme. As at 30 June 2018, we had issued commercial paper under this programme totalling US$1,189 million.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2022 and 2023. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2018. The medium-term note programme, the US shelf registration programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Movement in Shareholders' Funds

The following table sets forth a summary of the movement in Prudential's IFRS shareholder funds for the periods indicated:

	2018 £m	2017 £m

	Half year	Half year	Full year

Profit after tax for the period[22]	1,355	1,505	2,389
Exchange movements, net of related tax	69	(224)	(409)
Cumulative exchange gain of Korea life business recycled to profit and loss account	-	(61)	(61)
Unrealised gains and losses on Jackson fixed income securities classified as available for sale[23]	(908)	300	486
Dividends	(840)	(786)	(1,159)
Other	119	49	175

Net (decrease) increase in shareholders' funds	(205)	783	1,421
Shareholders' funds at beginning of the period	16,087	14,666	14,666

Shareholders' funds at end of the period	15,882	15,449	16,087

Shareholders' value per share[24]	613p	597p	622p

Return on Shareholders' funds[25]	25%	24%	25%

Group IFRS shareholders' funds at 30 June 2018 decreased by 1 per cent11 to £15.9 billion (31 December 2017: £16.1 billion on an actual exchange rate basis). In the first six months of 2018 the Group generated profits after tax of £1.4 billion (2017: £1.5 billion), which were more than offset by dividend payments and unrealised losses on fixed income securities held by Jackson accounted for through other comprehensive income. In the first half of the period, UK sterling weakened relative to the US dollar and various Asian currencies. With approximately 48 per cent of the Group IFRS net assets denominated in non-sterling currencies, this generated a small positive exchange rate movement on net assets in the period.

Corporate transactions

Intention to demerge the Group's UK businesses from Prudential plc and sale of £12.0 billion3 UK annuity portfolio

The Group is making progress on its previously announced intention to demerge its UK and Europe businesses from Prudential plc, resulting in two separately-listed companies, and the preparatory transfer of the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited.

In March 2018, M&G Prudential announced the sale of £12.0 billion (as at 31 December 2017) of its shareholder-backed annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured these liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The reinsurance agreement became effective on 14 March 2018 and resulted in an IFRS pre-tax loss of £513 million.

The impact on Group Solvency II capital position of the reinsurance transaction at 30 June 2018 is an increase in surplus of £0.1 billion. Further information on the solvency position of the Group and The Prudential Assurance Company Limited is set out in note II(e) of the Additional IFRS financial information.

Prior to the demerger, the Group expects to rebalance its debt capital across Prudential and M&G Prudential. This will include the ultimate holding company of M&G Prudential, when established, taking on new subordinated debt and Prudential plc redeeming some of its existing debt. A proportion of the proceeds of the debt that will ultimately be held by M&G Prudential will be used by Prudential plc to enable repayment of a portion of Prudential plc's existing debt. It is currently expected that the debt re-balancing will result in M&G Prudential's parent company holding up to half of the aggregate of the Group's current outstanding core structural borrowings (£6,367 million at 30 June 2018) and borrowings from short-term securities programmes29, which together total £7,576 million at 30 June 2018.

Entrance into Thailand mutual fund market

In July 2018 Eastspring reached an agreement to initially acquire 65 per cent of TMB Asset Management Co., Ltd. ('TMBAM'), a leading asset management company in Thailand, from TMB Bank Public Company Limited ('TMB'). Eastspring has an option to increase its ownership to 100 per cent in the future. As part of this acquisition, Eastspring has also entered into a distribution agreement with TMB to provide best-in-class investment solutions to their customers.

The acquisition of TMBAM, the fifth-largest asset manager26 in Thailand, with £10 billion27 of assets under management which has grown by a market leading 26 per cent compound annual growth rate over the last three years, reinforces Prudential's commitment to the Thai market. The completion of the transaction is subject to local regulatory approval.

Dividend

As in previous years, the first interim dividend for 2018 has been calculated formulaically as one third of the prior year's full year ordinary dividend. The Board has approved a first interim dividend for 2018 of 15.67 pence per share, which equates to an increase of 8 per cent over the 2017 first interim dividend.

The Group's dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group's financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business.

Notes

1.
Increase stated on a constant exchange rate basis
2.
US Fee income represents asset management fees that vary with the size of the underlying policyholder funds, primarily separate account balances arising from variable annuity business, net of investment management expenses. See note I(a) of Additional IFRS financial information for basis of preparation.
3.
Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.
4.
Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
5.
Before allowing for first interim dividend.
6.
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
7.
Refer to note B1.1 of the unaudited condensed consolidated interim financial statements for the break-down of other income and expenditure and other non-operating items.
8.
Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures and associate in Asia.
9.
Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
10.
Includes unallocated surplus of with-profits business.
11.
Comparison to 31 December 2017 on an actual exchange rate basis.
12.
For basis of preparation see note I(a) of Additional IFRS financial information.
13.
Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. In half year 2018, the Group altered the presentation of its analysis of Asia operating profit drivers to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia operations. Half year 2017 comparatives have been re-presented accordingly.
14.
Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
15.
For our asset management business, the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(a) of the Additional IFRS financial information.
16.
Net inflows exclude Asia Money Market Fund (MMF) inflows of £665 million (2017: net inflows £449 million on an actual exchange rate basis). External funds under management exclude Asia MMF balances of £10,067 million (2017: £8,327 million on an actual exchange rate basis).
17.
The methodology and assumptions used in calculating the Solvency II capital results are set out in note II(e) of Additional IFRS financial information.
18.
The insurance subsidiaries of The Prudential Assurance Company Limited are Prudential General Insurance Hong Kong Limited, Prudential Hong Kong Limited, Prudential International Assurance plc and Prudential Pensions Limited.
19.
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's estimate of calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
20.
The with-profits Solvency II surplus represents the Own Funds and the Solvency Capital Requirement of UK ring-fenced funds. The estimated solvency position includes the impact of recalculated transitionals at the valuation date.
21.
Based on hierarchy of Standard and Poor's Moody's and Fitch, where available and if unavailable, other rating agencies or internal ratings have been used.
22.
Excluding profit for the year attributable to non-controlling interests.
23.
Net of related charges to deferred acquisition costs and tax.
24.
Closing IFRS shareholders' funds divided by issued shares, as set out in note II(d) of the Additional IFRS financial information.
25.
Annualised operating profit after tax and non-controlling interests, as a percentage of opening shareholders' funds, as set out in note II(b) of the Additional IFRS financial information. Half year profits are annualised by multiplying by two.
26.
Source: TMB Investor factsheet (as of March 2018).
27.
Assets under management as at 31 March 2018.
28.
Other operations include Group Head Office and Asia Regional Head Office costs, Prudential Capital and Africa.
29.
Comprising £1,209 million of commercial paper and Medium Term Notes.

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	2018 £m	2017 £m

	Half year	Half year

Gross premiums earned	21,341	22,105
Outward reinsurance premiums*	(12,961)	(947)

Earned premiums, net of reinsurance	8,380	21,158
Investment return	1,434	20,629
Other income**	1,105	1,137

Total revenue, net of reinsurance	10,919	42,924

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(4,507)	(35,442)
Acquisition costs and other expenditure**	(4,535)	(5,245)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(189)	(216)
(Loss) gain on disposal of businesses and corporate transactions	(57)	61
Re-measurement of the sold Korea life business	-	5

Total charges, net of reinsurance and (loss) gain on disposal of businesses	(9,288)	(40,837)

Share of profits from joint ventures and associates, net of related tax	102	120

Profit before tax (being tax attributable to shareholders' and policyholders' returns)†	1,733	2,207
Less tax charge attributable to policyholders' returns	(33)	(393)

Profit before tax attributable to shareholders	1,700	1,814

Total tax charge attributable to policyholders and shareholders	(377)	(702)
Adjustment to remove tax charge attributable to policyholders' returns	33	393

Tax charge attributable to shareholders' returns	(344)	(309)

Profit for the period	1,356	1,505

*
Outward reinsurance premiums of £(12,961) million includes the £(12,130) million paid during the period in respect of the reinsurance of the UK annuity portfolio. See note D1 to the unaudited condensed consolidated interim financial statements for further details.
**
The half year 2017 comparative results have been re-presented from those previously published for the deduction of certain expenses against revenue following the adoption of IFRS 15 (see note A2 to the unaudited condensed consolidated interim financial statements).
†
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of The Prudential Assurance Company Limited ('PAC') with-profits fund after adjusting for taxes borne by policyholders.

(a)   Earned premiums, net of reinsurance

	2018 £m	2017 £m

	Half year	Half year

Asia	7,514	7,454
US	6,895	7,829
UK and Europe	(6,043)	5,875
Unallocated to a segment	14	-

Total	8,380	21,158

Earned premiums, net of reinsurance, totalled £8,380 million in half year 2018, down 60 per cent from £21,158 million in half year 2017. The decrease of £12,778 million was primarily driven by declines of £11,918 million in the UK and Europe operations and £934 million in the US operations, partially offset by growth of £60 million in the Asia operations.

Asia

Net earned premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years, net of reinsurance.

Earned premiums for Asia, net of reinsurance, of £7,514 million in half year 2018 is in line with half year 2017 (£7,454 million) on an actual exchange rate basis. Excluding the impact of exchange translation, net earned premiums in Asia increased by 8 per cent from half year 2017 to half year 2018, from £6,939 million on a constant exchange rate to £7,514 million. The growth in net earned premiums reflects the continued growth of our in-force recurring premium business. In half year 2018, total new business premiums for Asia were £2,745 million, down by £216 million from half year 2017 (£2,961 million) on an actual exchange rate basis.

United States

Earned premiums, net of reinsurance, decreased by 12 per cent from £7,829 million in half year 2017 to £6,895 million in half year 2018 on an actual exchange rate basis. Excluding the impact of exchange translation, net earned premiums in the US decreased by 4 per cent from £7,169 million on a constant exchange rate in half year 2017 to £6,895 million in 2018. Jackson's variable annuity sales declined compared with prior period which had benefited from competitor 'buy-out' activity, and increased moderately excluding this effect. This, alongside lower institutional sales, led to an overall reduction in sales.

UK and Europe

Earned premiums, net of reinsurance, for UK and Europe life business decreased by 203 per cent from positive £5,875 million in half year 2017 to negative £6,043 million in half year 2018, primarily due to the inclusion of outward reinsurance premiums of £12,130 million paid in half year 2018 as part of the transaction to sell a portion of M&G Prudential's shareholder annuity portfolio to Rothesay Life. Excluding the effect of the aforementioned reinsurance transaction, earned premiums, net of reinsurance, increased by 4 per cent reflecting higher PruFund sales led by further growth in individual pensions and income drawdown business, partly offset by lower bond sales.

(b)   Investment return

	2018 £m	2017 £m

	Half year	Half year

Asia	(1,190)	4,803
US	2,426	8,336
UK and Europe*	52	7,363
Unallocated to a segment and intra-segment elimination*	146	127

Total	1,434	20,629

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2018 £m	2017* £m

	Half year	Half year

Asia
Policyholder returns
Assets backing unit-linked liabilities	(540)	1,534
With-profits business	(533)	2,509

	(1,073)	4,043
Shareholder returns	(117)	760

Total	(1,190)	4,803

US
Policyholders returns - Assets held to back separate account (unit-linked) liabilities	2,194	8,818
Shareholder returns	232	(482)

Total	2,426	8,336

UK and Europe
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	(49)	247
Assets held to back unit-linked liabilities	22	1,269
With-profits fund (excluding SAIF)	339	5,019

	312	6,535
Shareholder returns	(260)	828

Total	52	7,363

Unallocated to a segment
Shareholder returns	146	127

Group Total
Policyholder returns	1,433	19,396
Shareholder returns	1	1,233

Total	1,434	20,629

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

Policyholder returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•
Unit-linked business in UK and Europe and in Asia, and Scottish Amicable Insurance Fund ('SAIF') in the UK, for which the investment returns are wholly attributable to policyholders;
•
Separate account business of US operations, the investment returns of which are also wholly attributable to policyholders; and
•
With-profits business (excluding SAIF) in UK and Europe and in Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders' share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with an increase/decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly, for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business of UK and Europe operations (comprising its shareholder-backed annuity and other non-linked non-participating business) and of the Asia operations, the investment returns are not directly attributable to policyholders and therefore, impact shareholders' profit directly. However, for UK and Europe's shareholder-backed annuity business, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment returns of the assets backing liabilities of UK and Europe's shareholder-backed annuity business is determined after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders' investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general account (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately within Benefits and Claims, there is a charge for the allocation made to policyholders through the application of crediting rates for Jackson's relevant lines of business.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

(i)
debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect, realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

(ii)
loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss).

Subject to the effect of these two exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities, debt securities and, for UK and Europe, for investment property mainly held by with-profits funds. In addition, for Asia and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the periods presented:

	2018 £m	2017 £m

	Half year	Half year

Interest/dividend income (including foreign exchange gains and losses)	784	783
Investment (depreciation) appreciation*	(1,974)	4,020

Total	(1,190)	4,803

*
Investment appreciation/depreciation comprises net realised or unrealised gains and losses on the investments.

In Prudential's Asia operations, equities and debt securities accounted for 39 per cent and 54 per cent, respectively of the total investment portfolio at 30 June 2018. The remaining 7 per cent of the total investment portfolio of Prudential Asia was primarily loans and deposits with credit institutions. The total proportion of the investment portfolio invested in equities and debt securities was similar in half year 2017. In Asia, investment returns decreased from positive £4,803 million in half year 2017 to negative £1,190 million in half year 2018. This decrease in investment returns primarily reflects unrealised investment depreciation in half year 2018 of £(1,974) million on equity and debt securities. Rising interest rates in many territories in Asia led to unrealised bond losses in the period. In addition, equity market movements were either stagnant or unfavourable across the region in half year 2018 compared to strong growth in half year 2017. These adverse movements in the returns on equities have a more significant impact on the with-profits funds and unit-linked business in Asia.

United States

The table below provides an analysis of investment return attributable to US operations for the periods presented:

	2018 £m	2017 £m

	Half year	Half year

Investment return of investments backing US separate account liabilities	2,194	8,818
Other investment return	232	(482)

Total	2,426	8,336

In the US, investment returns decreased from £8,336 million in half year 2017 to £2,426 million in half year 2018. This £5,910 million unfavourable change arose from decrease of £6,624 million in the investment return of investments backing variable annuity separate account liabilities from a gain of £8,818 million in half year 2017 to £2,194 million in half year 2018 and this decrease was partially offset by increase in other investment returns from a loss of £482 million in half year 2017 to a gain of £232 million in half year 2018. The lower separate account return was primarily due to significantly more favourable movement in the US equity markets in half year 2017 compared with half year 2018. Equity market performance in the first half of 2018 was subdued and characterised by higher levels of volatility with the S&P 500 index up 2 per cent compared to 8 per cent in half year 2017. The increase of £714 million in other investment returns primarily reflects lower losses from derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the unaudited condensed consolidated interim financial statements.

UK and Europe

The table below provides an analysis of investment returns attributable to UK and Europe operations for the periods presented:

	2018 £m	2017* £m

	Half year	Half year

Interest/dividend income	3,324	3,478
Investment (depreciation) appreciation and other investment returns	(3,272)	3,885

Total	52	7,363

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

In Prudential's UK and Europe operations, equities, debt securities and investment properties accounted for 33 per cent, 42 per cent and 9 per cent, respectively of the total investment portfolio at 30 June 2018. The remaining 16 per cent of the total investment portfolio at 30 June 2018 comprised loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. At 30 June 2017, the total proportion of the investment portfolio invested in equities, debt securities and investment properties was 29 per cent, 47 per cent and 8 per cent. The decrease in investment appreciation and other investment returns from a gain of £3,885 million in half year 2017 to a loss of £3,272 million in half year 2018 primarily reflects adverse movements in the debt and equity markets. Widening credit spreads and a rise in interest rates in the UK during the first half of 2018 led to losses on fixed income assets. Movements in the equity markets were also unfavourable with the FTSE 100 index down 1 per cent during the period compared to a gain in the index of 2 per cent over the same period in 2017.

Unallocated to a segment

The investment returns for unallocated to a segment and intragroup elimination increased by £19 million from a gain of £127 million in half year 2017 to a gain of £146 million in half year 2018. The returns in the period include the unrealised value movements on financial instruments and foreign exchange items.

(c)   Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2018 £m	2017 £m

	Half year	Half year

Asia	(4,091)	(9,281)
US	(6,838)	(15,056)
UK and Europe	6,431	(11,105)
Unallocated to a segment	(9)	-

Total	(4,507)	(35,442)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders) net of any associated reinsurance. Benefits and claims are amounts attributable to policyholders (net of any recoveries due from reinsurers). The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefits and claims and movement in unallocated surplus, net of reinsurance, of with-profits funds decreased to £4,507 million in half year 2018 from £35,442 million in half year 2017 as shown below:

	2018 £m	2017 £m

	Half year	Half year

Claims incurred, net of reinsurance	(15,681)	(15,069)
Decrease (increase) in policyholder liabilities, net of reinsurance	11,410	(19,443)
Movement in unallocated surplus of with-profits funds	(236)	(930)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(4,507)	(35,442)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £4,507 million for half year 2018 (half year 2017: £35,442 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the period.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities and deaths, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the period on period variations in the increases and decreases in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential's with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to UK and Europe's annuity business, where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C4.1 to the unaudited condensed consolidated interim financial statements. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the period of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group's share of the policyholder liabilities of the Asia joint ventures and associate that are accounted for on an equity method basis in the Group's financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In half year 2018, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £4,091 million compared to £9,281 million in half year 2017, representing a decrease of £5,190 million. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	2018 £m	2017 £m

	Half year	Half year

Claims incurred, net of reinsurance	(2,377)	(2,495)
Increase in policyholder liabilities, net of reinsurance	(1,506)	(6,291)
Movement in unallocated surplus of with-profits funds	(208)	(495)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(4,091)	(9,281)

In general, the growth in policyholder liabilities in Asia over the periods shown above reflected the increase due to the combined growth of new business and the in-force books in the region.

The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuation of the policyholder liabilities of the Asia operations' with-profits policies with the fund's investment performance.

Accordingly, due to less favourable market returns in half year 2018 compared to half year 2017, there was a related decrease in the charge for benefits and claims in the period.

United States

Except for institutional products and term certain annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums while, withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In half year 2018, the accounting charge for benefits and claims decreased by £8,218 million to £6,838 million compared to £15,056 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	2018 £m	2017 £m

	Half year	Half year

Claims incurred, net of reinsurance	(7,761)	(6,962)
Decrease (increase) in policyholder liabilities, net of reinsurance	923	(8,094)

Benefits and claims, net of reinsurance	(6,838)	(15,056)

The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pounds sterling at the average exchange rates for the relevant periods.

The charges in each period comprise amounts in respect of variable annuity and other business. The period on period movement is principally driven by the movement in the investment returns on the assets backing the variable annuity separate account liabilities, which is lower in half year 2018 compared to half year 2017 due to a relatively less favourable US equity market in the current period. In particular, the investment returns on the assets backing the variable annuity separate account liabilities decreased from £8,818 million in half year 2017 to £2,194 million in half year 2018. In addition, the decrease in policyholder liabilities in half year 2018 includes accounting value movements on the guaranteed liabilities driven by the increase in US interest rates.

UK and Europe

The overall charge for benefits, claims and the transfer to unallocated surplus decreased from a charge of £11,105 million charge in half year 2017 to a credit of £6,431 million in half year 2018. The amounts of the period to period change attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	2018 £m	2017 £m

	Half year	Half year

Claims incurred, net of reinsurance	(5,537)	(5,615)
Decrease (increase) in policyholder liabilities, net of reinsurance:

SAIF	391	179
Shareholder-backed annuity business	12,899	523
Unit-linked and other non-participating business	216	(826)
With-profits (excluding SAIF)	(1,510)	(4,934)

	11,996	(5,058)
Movement in unallocated surplus of with-profits funds	(28)	(432)

Benefits and claims and movement in unallocated surplus, net of reinsurance	6,431	(11,105)

Claims incurred in the UK and Europe operations of £5,537 million in half year 2018 represents a decrease from £5,615 million incurred in half year 2017.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns. In half year 2018, the charge for benefits and claims is also significantly impacted by the reinsurance of £12 billion of the UK shareholder annuity liabilities to Rothesay Life as described in note D1 to the unaudited condensed consolidated interim financial statements.

In aggregate, as a result of lower market returns in half year 2018 compared to half year 2017 and the aforementioned reinsurance transaction there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in this half year, moving from a net charge of £11,105 million in half year 2017 to a net credit of £6,431 million in half year 2018.

SAIF is a ring-fenced fund with no new business written. Policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For shareholder-backed annuity business, the decrease in policyholder liabilities, net of reinsurance, of £12,376 million during half year 2018 is principally due to the reinsurance of the £12 billion annuity portfolio to Rothesay Life referred to above and also negative net flows reflecting the run-off of the remaining annuity portfolio. In addition, the decreases / (increases) in policyholder liabilities in any given period reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities and other altered assumptions where relevant, together with net flows into this line of business.

For unit-linked business, the primary driver of the variations in the decreases/(increases) in the policyholder liabilities were due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK and Europe's with-profits business (excluding SAIF). As explained in note C4.2 to the consolidated financial statements for the year ended 31 December 2017, the liabilities for UK and Europe's with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgoings that are relevant to each policy type. Accordingly, the movement in policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the fund with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in assets shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for UK and Europe's component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

(a)
Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

(b)
Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)
Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

Separately, the cost of current year bonuses which are attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders' bonus is attributable to shareholders and represents the shareholders' profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent of the total bonus. In general, the policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies. Where policies are invested in one of the PruFund Range of Funds, policy payouts are based on the smoothed unit price of the selected investment fund.

Prudential does not take into account the surplus assets of the long-term fund, or the investment return, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential's ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

Unallocated to a segment

Unallocated to a segment comprises the benefits and claims related to Africa operations.

(d)   Acquisition costs and other expenditure

	2018 £m	2017* £m

	Half year	Half year

Asia	(1,771)	(2,091)
US	(1,326)	(1,208)
UK and Europe	(1,208)	(1,734)
Unallocated to a segment and intra-segment elimination	(230)	(212)

Total**	(4,535)	(5,245)

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.
**
The half year 2017 comparative results have been re-presented following the adoption of IFRS 15 as described in note A2 to the unaudited condensed consolidated interim financial statements.

Total acquisition costs and other expenditure of £4,535 million in half year 2018 were 14 per cent lower than the £5,245 million incurred in half year 2017. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, change in deferred acquisition costs, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders of consolidated investment funds reflect the change in the overall returns in these funds in the period that is attributable to third-parties.

Asia

Total acquisition costs and other expenditure for Asia in half year 2018 was £1,771 million representing a decrease of £320 million compared with £2,091 million in half year 2017. The decrease of £320 million includes a favourable exchange translation impact of £157 million. Excluding the currency volatility, the total acquisitions and other expenditure decreased by £163 million from half year 2017 to half year 2018.

United States

Total acquisition costs and other expenditure for the US of £1,326 million in half year 2018 represented an increase of £118 million against the £1,208 million incurred in half year 2017. The increase of £118 million includes a favourable exchange translation impact of £102 million. Excluding the currency volatility, total acquisition costs and other expenditure increased by £220 million from half year 2017 to half year 2018. Expenses fluctuate period on period due to the amortisation of deferred acquisition costs varying with the level of short-term fluctuations in investment returns. In half year 2018 total amortisation charge of deferred acquisition costs was £474 million higher than in half year 2017. This was offset by a reduction of £305 million of charges for broker-dealer fees in half year 2018, compared to half year 2017, following the exit of the US broker-dealer business announced in 2017.

UK and Europe

Total acquisition costs and other expenditure for the UK and Europe decreased by 30 per cent from £1,734 million in half year 2017 to £1,208 million in half year 2018. This decrease arose primarily from the decrease in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, such charges decreased by £610 million from £670 million in half year 2017 to £60 million in half year 2018.

Unallocated to a segment and intra-segment elimination

Other net expenditure, including elimination of intra-segment income and expenditures, represented a charge of £230 million in half year 2018 compared to a charge of £212 million in half year 2017.

Exchange Rate Information

Prudential publishes its consolidated financial statements in pounds sterling. References in this document to 'US dollars', 'US$', '$' or '¢' are to US currency, references to 'pounds sterling', '£', 'pounds', 'pence' or 'p' are to UK currency (there are 100 pence to each pound) and references to 'Euro' or '€' are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its condensed consolidated interim financial statements.

Period	Average rate

Six months ended 30 June 2017	1.26
Twelve months ended 31 December 2017	1.29
Six months ended 30 June 2018	1.37

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low

February 2018	1.42	1.38
March 2018	1.42	1.38
April 2018	1.43	1.38
May 2018	1.36	1.33
June 2018	1.34	1.31
July 2018	1.33	1.30

On 3 August 2018, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.30.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the CFO Forum of European Insurance companies, New Business and Free Surplus Generation measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital or economic capital where higher and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New business results are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents ('APE') which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits and margins are also published semi-annually.

Underlying free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit based on longer-term investment returns for the period.

Additional Information on Liquidity and Capital Resources

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved.

Liquidity sources

The parent company including the central finance subsidiaries held cash and short-term investments of £2,210 million as at 30 June 2018 and £2,264 million as at 31 December 2017. The sources of cash in half year 2018 included dividends, loans and net cash amounts received from operating subsidiaries. Prudential received £1,111 million in net cash remittances from business units in half year 2018, compared with £1,230 million received in half year 2017. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from The Prudential Assurance Company Limited long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations.

Dividends, loans and net cash amounts received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In The Prudential Assurance Company Limited, Prudential's largest operating subsidiary, distributable reserves arise from the emergence of profits from the company's long-term business. For the company's with-profits business the profits reflect the profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other net cash amounts received by Prudential from the principal operating subsidiaries for the first half of 2018 and 2017:

	2018 £m	2017 £m

	Half year	Half year

Asia	391	350
US	342	475
UK and Europe*	341	390
Other UK (including Prudential Capital)*	37	15

Total	1,111	1,230

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

The amount of dividends paid by Prudential's main operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Consolidated Cash Flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

Net cash outflows in the first half of 2018 were £2,271 million. This amount comprised outflows of £731 million from operating activities, outflows of £415 million from investing activities and outflows of £1,125 million from financing activities. During the first half of 2017 net cash outflows were £140 million comprising inflows of £90 million from operating activities and inflows of £757 million from investing activities less outflows of £987 million from financing activities.

As at 30 June 2018, the Group held cash and cash equivalents of £8,450 million compared with £10,690 million at 31 December 2017, a decrease of £2,240 million (representing net cash outflows of £2,271 million outlined above, and the effect of exchange rate changes of £31 million).

Contingencies and Related Obligations

Details of the main changes to Prudential's contingencies and related obligations that have arisen in the six-month period ended 30 June 2018 are set out in note D2 to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments

Details of the uses of derivative financial instruments by Prudential are as provided in the Group's 2017 annual report on Form 20-F.

GROUP RISK FRAMEWORK

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.     Introduction

Group structure

In August 2017 the Group announced its intention to combine M&G and our UK life business to form M&G Prudential, allowing the scale and capabilities in these businesses to be leveraged more effectively. In March 2018, the intention to demerge the combined business unit from the rest of the Group was announced, with the aim of focusing on meeting customers' rapidly evolving needs and to deliver long-term value to investors as two separate businesses.

The merger activity ongoing at M&G Prudential and its planned separation from the rest of the Group requires significant and complex changes. The Group Risk function is embedded within key work streams and a clear view exists of the objectives, risks and dependencies involved in order to execute this change agenda. A mature and well-embedded risk framework is in place and, during this period of transition, the Group Risk function has a defined role in providing oversight, support and risk management, as well as providing objective challenge to ensure the Group remains within risk appetite. Looking further ahead, a key objective is that post demerger there are two strong, standalone risk functions in M&G Prudential and Prudential plc. The Group will continue to increase its risk management focus on Prudential Africa as the business there grows in materiality.

Societal developments

Focus in western economies is increasingly shifting from the goods and services businesses deliver to customers towards the way in which such business is conducted and how this impacts on the wider society. In undertaking its business, the Group actively considers the environmental, social and governance (ESG) impact of our activities. The risks and opportunities arising from these are broad and may initially seem unconnected. These connections are being made by Prudential as we manage and maintain the sustainability of the business for all our stakeholders, and risk management focus is increasing on the associated transition, reputational and liability risks. Stakeholder and regulatory expectations of the Group's ESG activities also are increasing. Recent regulatory developments such as the EU General Data Protection Regulation (GDPR) have underlined that personal data must be held securely and also that its use is transparent to the data owner. Risks around the security and use of personal data are actively managed by the Group, and the recent regulatory changes in data protection in the US and Europe have been incorporated into the principles against which the business requirements are defined.

The world economy

The global economy has seen steady and broad growth through the second half of 2017 and first half of 2018, supported by accommodative monetary conditions around the world and improving economic data. Looking to the end of the first half of the year, some signs are appearing of a divergence between the US economy, which has remained relatively buoyant, and other economies around the world, which have started to show signs of slowdown. In the UK, the outcome of negotiations on the final terms of the UK's relationship with the EU is currently unknown. In the US, the Federal Reserve continues its process to normalise interest rates and monetary policy. However, the economic outlook for the world remains uncertain. There has been a long period of economic expansion (relative to recent historical levels) and there are certain risks to this trend which we are mindful of. These include the impact of tightening financial conditions and the anticipated withdrawal of central bank liquidity which may affect emerging economies and companies with high levels of debt in particular, which consequently may then have wider impacts. Political tensions in Europe, geopolitical developments and global trade tensions also pose risks to global growth.

Financial markets

Asset valuations are currently quite high, particularly in the US, supported by some of the highest rates of earnings growth seen in recent years. Equity market volatility has remained low compared with historical levels, despite a spike in early February 2018. Interest rates have broadly increased since the middle of 2016, as central banks across the world gradually normalise monetary policy and move away from quantitative easing, although long-term interest rates have been less responsive which is leading to flattening yield curves. Credit spreads also remain narrow compared with historical levels, although some moderate widening has been seen since the beginning of the year. Financial markets remain particularly vulnerable to an abrupt change in sentiment or broad changes in trend, in particular if some of the risks to the global economy noted above were to materialise.

Political landscape

Events in recent years indicate that the world is in a period of global geopolitical transition and increasing uncertainty. Popular discontent appears to be one of the driving factors of political change, and the liberal norms and the role of multilateral rules-based institutions that underpin global order, such as the UN, NATO and WTO, appear to be evolving. Across the Group's key geographies, we are increasingly seeing national protectionism in trade and economic policies. As a global organisation, we develop plans to mitigate business risks arising from this shift and engage with national bodies where we can in order to ensure our policyholders are not adversely impacted. It is clear, however, that the full long-term impacts of these changes remain to be seen.

Regulations

Prudential operates in highly regulated markets across the globe, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with an increasing focus on systemic risks and macro-prudential policy. As well as managing the resulting changes and ensuring compliance that regulations require of us, changes in administration, particularly in the US, have resulted in uncertainty on the implementation of some regulatory policy initiatives that we are planning for, such as those purporting to introduce fiduciary obligations on distributors of investment products. Such developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators.

2.     Key internal, regulatory, economic and (geo)political events over the past 12 months

Q3 2017	Q4 2017	Q1 2018	Q2 2018

In August 2017 the Group's intention to combine M&G and its UK life business to form M&G Prudential is announced, allowing better leveraging of our scale and capabilities.

The UK Conservative Party begins Q3 with a confidence-and-supply arrangement with the Democratic Unionist Party, after a snap general election called by Prime Minister May in June 2017.

Companies and organisations reassess the traditional conceptions of the nature of potential cyber threats, after the systemic WannaCry and NotPetya ransomware attacks which occurred during Q2 2017.

The US Federal Reserve raises interest rates and announces a programme to normalise monetary policy.

Tensions in the South China Sea are elevated. US 'freedom of operation' exercises result in a temporary increase in proximity of American military to disputed islands in the South China Sea.

In December 2017 the UK and EU agree to move negotiations onto the future trading arrangements after the UK's exit from the bloc. This remains unclear, although an agreement on transitional arrangements was subsequently agreed in March 2018.

The US Tax and Jobs Act, is signed into law by the US administration in December 2017 and it comes into force on 1 January 2018.

In November 2017, the Bank of England raises base interest rates for the first time since 2007.

In October 2017 Catalonia's independence referendum causes market turmoil in Spanish equities. Madrid takes measures to strengthen power in the region.

In March 2018 the intention to demerge M&G Prudential from the rest of the Group is announced. £12 billion of annuity liabilities in our UK and Europe business are reinsured to Rothesay Life Plc, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019.

US equity markets decline rapidly, triggering a global sell-off, with the Dow Jones Industrial Average falling by circa 3,000 points in just two weeks.

President Xi Jinping enters a second term in office in China after election by the National People's Congress in March 2018.

A coalition government is formed in Italy between the centre right League and anti-establishment Five Star Movement, after general elections in March 2018.

The US administration proposes initial trade tariff measures (with additional proposals announced over H1 2018), raising trade tensions with its key G7 partners and China.

Eastspring becomes the third Prudential signatory, after M&G and PPMSA, to the UN Principles for Responsible Investment in February 2018.

The General Data Protection Regulation (GDPR) goes live in the EU on 25 May 2018, increasing the rights of individuals over the use of their personal information by companies.

US President Trump and North Korean Chairman Kim Jong Un meet in Singapore on 12 June 2018 for a historic summit, where denuclearisation of the Korean peninsula is discussed.

The US Department of Labor's (DoL's) fiduciary rule is effectively ended after a decision in the US courts in March 2018. The deadline for the DoL to appeal lapses in June. Other proposals, such as the US Securities and Exchanges Commission's best interest standard, remain in progress.

The opposition Pakatan Harapan coalition win power in Malaysia following general elections held in May 2018.

The 22nd round of talks on the Regional Comprehensive Economic Partnership (RCEP) are held in Singapore between 28 April and 8 May 2018, the goal being to create the world's largest economic bloc.

The Indonesia President approves regulations on grandfathering foreign ownership of insurance companies.

3.     Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy, the significant risks arising from the delivery of this strategy and the risk management focus for the following 12 months. The risks outlined below, which are not exhaustive, are discussed in more detail in sections 5 and 6.

Our strategy	Significant risks in the delivery of the strategy

Asia	• Persistency risk

'Significant protection gap and investment needs of the	• Morbidity risk

middle class.' Leading pan-regional franchise.	• Regulatory risk, including foreign ownership

US 'Transition of "baby-boomers" into retirement.'	• Financial risks

Premier retirement income player.	• Policyholder behaviour risk

UK and Europe	• M&G Prudential merger and transformation risk

"'Savings gap" and ageing population in need of returns/	• Longevity risk

income.' Well-recognised brands with a strong track record of a long-term conviction-led investment approach.	• Customer risk

Group-wide We have announced our intention to demerge our UK and	• Transformation risks around key change programmes

Europe business, M&G Prudential, resulting in two	• Information security and data privacy risks

separately listed companies with distinct investment	• Group-wide regulatory risks

prospects.	• Environmental, social and governance (ESG) risks

4.     Risk governance

a.
System of governance

Appropriately managed risks allow Prudential to take business opportunities and enable the growth of its business. Effective risk management is therefore fundamental in the execution of the Group's business strategy. Prudential's approach to risk management must be both well embedded and rigorous, and, as the economic and political environment in which we operate changes, it should also be sufficiently broad and dynamic to respond to these changes.

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives, a proactive Board and senior management providing oversight of risks, mechanisms and methodologies to review, discuss and communicate risks, and risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

How risk is defined

Prudential defines 'risk' as the uncertainty that is faced in implementing the Group's strategies and objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

How risk is managed

Risk management is embedded across the Group through the Group Risk Framework, which details Prudential's risk governance, risk management processes and risk appetite. The Framework has been developed to monitor and manage the risks to our business and is owned by the Board. The aggregate Group exposure to its key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

In 2018 the Group has continued to update its policies and processes around new product approvals, management of critical third party arrangements and oversight of model risks. Our transformation risk framework is being applied directly to manage programme delivery risks.

The following section provides more detail on our risk governance, risk culture and risk management process.

b.    Group Risk Framework

  i.
  Risk governance and culture

    Prudential's risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

    The risk governance structure is led by the Group Risk Committee, supported by independent non-executives on risk committees of material subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

    The Group Risk Committee reviews the Group Risk Framework and recommends changes to the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.

    Culture is a strategic priority of the Board, who recognise its importance in the way that the Group does business. Risk culture is a subset of Prudential's broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

    An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:

    •
    Senior management in business units articulate the need for effective risk management as a way to realise long-term value and continuously support this through their actions;
    •
    Employees understand and care about their role in managing risk – they are aware of and discuss risk openly as part of the way they perform their role; and
    •
    Employees invite open discussion on the approach to the management of risk.

    The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

    Prudential's Code of Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk policies which require that the Group act in a responsible manner. This includes, but is not limited to, policies on anti-money laundering, financial crime and anti-bribery and corruption. The Group's outsourcing and third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

  ii.
  The risk management cycle

    The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

    Risk identification

    Group-wide risk identification takes place throughout the year as the Group's businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group's key risks, which considers those risks that have the greatest potential to impact the Group's operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

    Our risk identification process also includes the Group's Own Risk and Solvency Assessment (ORSA), as required under Solvency II, and horizon-scanning performed as part of our emerging risk management process.

    In accordance with provision C.2.1 of the UK Code, the Directors perform a robust assessment of the principal risks facing the Company through the Group-wide risk identification process, Group ORSA report and the risk assessments done as part of the business planning review, including how they are managed and mitigated.

    Reverse stress testing, which requires the Group to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

    The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of key risks are given enhanced management and reporting focus.

    Risk measurement and assessment

    All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

    Risk management and control

    The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives reasonably and are detailed in the Group risk policies. These focus on aligning the levels of risk-taking with the achievement of business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

    The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA. These risk policies define:

    •
    The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
    •
    The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
    •
    The flows of management information required to support the measurement and management of the Group's material risks and to meet the needs of external stakeholders.

    The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in the further risk information section below.

    Risk monitoring and reporting

    The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

  iii.
  Risk appetite, limits and triggers

    The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers, thresholds and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite, and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

    Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility which is aimed at ensuring that an appropriate level of aggregate risk is taken. Appetite is also defined for the Group's risks. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

    Earnings volatility:

    The objectives of the Group's appetite and aggregate risk limits on earnings volatility seek to ensure that variability is consistent with the expectations of stakeholders; that the Group has adequate earnings (and cash flows) to service debt and expected dividends and to withstand unexpected shocks; and that earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. The volatility of earnings is measured and monitored on IFRS operating profit and EEV operating profit bases, although IFRS and EEV total profits are also considered.

    Liquidity:

    The objective of the Group's liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

    Capital requirements:

    Limits on capital requirements aim to ensure that the Group meets its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and ensures that supervisory intervention is not required. The two measures used at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

    The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group's aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

5.     Summary risks

Broadly, the risks assumed across the Group can be categorised as those which arise as a result of our business operations, our investments and those arising from the nature of our products. Prudential is also exposed to those broad risks which apply because of the global environment in which it operates. These risks, where they materialise, may have a financial impact on the Group, and could also impact on the performance of its products or the services it provides to our customers and distributors, which gives rise to potential risks to its brand, reputation and have conduct risk implications. These risks are summarised below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors can be found at the end of this document.

'Macro' – risks

Some of the risks that the Group is exposed to are necessarily broad given the external influences which may impact on the business. These risks include:

Global economic conditions. Changes in global economic conditions can impact Prudential directly; for example, by leading to poor investment returns and fund performance, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

Geopolitical risk. The geopolitical environment may have direct or indirect impacts on the Group, and has seen varying levels of volatility in recent years as seen by political developments in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East, elevated tensions in east Asia and the evolving situation in the Korean peninsula underline that geopolitical risks have potentially global and wide-ranging impacts; for example, through increased regulatory and operational risks, and changes to the economic environment.

Digital disruption. The emergence of advanced technologies such as artificial intelligence and blockchain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Digital disruption is considered from both an external and internal view. The external view considers the rise of new technologies and how this may impact on the insurance industry and Prudential's competitiveness within it, while the internal view considers the risks associated with the Group's internal developments in meeting digital change challenges and opportunities. Prudential is embracing the opportunities from new technologies, and any risks which arise from them are closely monitored.

Risks from our investments	Risks from our products	Risks from our business operations

Credit risk
Is the potential for reduced value of Prudential's investments driven by the market's perceptions for potential for defaults of investment counterparties. The Group's asset portfolio also gives rise to invested credit risk. The assets backing the UK and Jackson annuity businesses means credit risk is considered a material risk for these business units in particular.

Market risk
Is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.

In the Asia business, the main market risks arise from the value of fees from its fee-earning products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies. The UK business' market risk exposure arises from the valuation of the shareholder's proportion of the with-profits fund's future profits, which depends on equity, property and bond values.

M&G Prudential invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Liquidity risk
Is the risk of not having sufficient liquid assets to meet obligations as they fall due, and we look at this under both normal and stressed conditions. This is a risk which is considered material at the level of the Group.

Insurance risks
The nature of the products offered by Prudential exposes it to insurance risks, which form a significant part of the overall Group risk profile.

The insurance risks that the business is exposed to by virtue of its products include longevity risk (policyholders living longer than expected); mortality risk (policyholders with life protection dying); morbidity risk (policyholders with health protection becoming ill) and persistency risk (customers lapsing their policies, and a type of policyholder behaviour risk). The medical insurance business in Asia is also exposed to medical inflation risk (the increasing cost of medical treatments).

The pricing of Prudential's products requires it to make a number of assumptions, and deviations from these may impact its reported profitability. Across its business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for the Asia business given the focus on health protection products in the region.

For M&G Prudential the most material insurance risk is longevity risk, driven by legacy annuity business.

The Jackson business is most exposed to policyholder behaviour risk, including persistency, which impacts the profitability of the variable annuity business and is influenced by market performance and the value of policy guarantees.

Operational risks
The complexity of the Group and its activities means it faces a challenging operating environment, resulting from the high volume of transactions it processes, its people, processes and IT systems, and the extensive regulations under which it operates. Operational risk is the risk of loss or unintended gain from inadequate or failed processes, personnel, systems and external events, and can arise through business transformation; introducing new products; new technologies; engaging in third party relationships; and entering into new markets and geographies. Implementing the business strategy requires interconnected change initiatives across the Group, the pace of which introduces further complexity. Such risks, if they materialise, could result in financial loss and/or reputational damage.

Operational risk is considered to be material at the level of the Group.

Information security and data privacy risks are significant considerations for Prudential, and include the continually evolving risk of malicious attack on its systems, network disruption as well as risks relating to data security, integrity, privacy and misuse. The size of its IT infrastructure and network, stakeholder expectations and high profile cyber security and data misuse incidents across industries means that these risks continue to be under high focus, and together are considered to be material at the level of the Group.

Regulatory risk
Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macro-prudential regulation and the number of regulatory changes under way across Asia (in particular focusing on consumer protection) are key areas of focus, while both Jackson and M&G Prudential operate in highly regulated markets. Regulatory reforms can have a material impact on Prudential's businesses.

6.     Further risk information

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder, but will include those which arise indirectly through our policyholder exposures.

6.1  Risks from our investments

a.
Market risk

The main drivers of market risk in the Group are:

•
Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions;
•
Interest rate risk, which is driven by the valuation of the Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental; and
•
Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The main investment risk exposure arises from the portion of the profits from the UK with-profits fund which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson's variable annuities business. Further detail is provided below.

The Group's interest rate risk is driven in the UK business by the need to match the duration of its assets and liabilities; from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson's fixed, fixed index and variable annuity business. Further detail is provided below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:

•
Our market risk policy;
•
Risk appetite statements, limits and triggers;
•
Our asset and liability management programmes;
•
Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
•
The monitoring and oversight of market risks through the regular reporting of management information; and
•
Regular deep dive assessments.

Investment risk

In the UK business, the main investment risk arises from the assets held in the with-profits funds through the shareholders' proportion of the funds' declared bonuses and policyholder net investment gains (future transfers). This investment risk is driven mainly by equities in the funds and some hedging to protect against a reduction in the value of these future transfers is performed outside the funds. The with-profits funds' Solvency II own funds, estimated at £9.4 billion as at 30 June 2018, helps to protect against market fluctuations and is protected partially against falls in equity markets through an active hedging programme within the fund.

In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business' investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. For spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that are offered to policyholders. For variable annuity business, these assets include both equities and bonds, and the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. The exposure to this is controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Interest rate risk

Some products that Prudential offer are sensitive to movements in interest rates. As part of the Group's ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as re-pricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist. Appetite for risk is limited where such liquid assets, derivatives or other offsets in the business to cover interest rate exposures do not exist.

In the UK insurance business, interest rate risk arises from the need to match the cash flows of its annuity obligations with those from its investments. Under Solvency II rules, interest rate risk also results from the requirement to include a balance sheet risk margin. The risk is managed by matching asset and liability durations as well as continually assessing the need for use of any derivatives. The with-profits business is also exposed to interest rate risk through some product guarantees. Such risk is largely borne by the with-profits fund itself although shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non unit-linked investment products. This exposure exists because of the potential for asset and liability mismatch which, although it is small and managed appropriately, cannot be eliminated.

Jackson is affected by interest rate movements to its fixed annuity, fixed index annuity and variable annuity book, mainly from the impact on the cost of guarantees to the shareholder in these products which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place helps to ensure comfort with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

Foreign exchange risk

The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. The operations in the US and Asia, which represent a large proportion of operating profit and shareholders' funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in UK sterling. This risk is accepted within our appetite for foreign exchange risk.

The Group has no appetite for foreign exchange risk in cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group. This currency exposure is hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency borrowings, swaps and other derivatives are used to manage the exposure.

b.
Credit risk

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:

•
A credit risk policy and dealing and controls policy;
•
Risk appetite statements and limits that have been defined on issuers, and counterparties;
•
Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
•
The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
•
Regular assessments; and
•
Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

Prudential's UK business is exposed mainly to credit risk on fixed income assets in the shareholder-backed portfolio. At 30 June 2018, this portfolio contained fixed income assets worth £22.1 billion. M&G Prudential's debt portfolio reduced by £12.1 billion following the transfer of fixed income assets to Rothesay Life as part of the reinsurance agreement announced in March 2018. Credit risk arising from a further £57.6 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

Credit risk also arises from the debt portfolio in the Asia business, the value of which was £42.3 billion at 30 June 2018. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Jackson business £36.1 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group's other operations was £2.3 billion as at 30 June 2018.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

Prudential also invests in bonds issued by national governments. This sovereign debt represented 20 per cent or £14.4 billion of the shareholder debt portfolio as at 30 June 2018 (31 December 2017: 19 per cent or £16.5 billion). 6 per cent of this was rated AAA and 88 per cent was considered investment grade (31 December 2017: 90 per cent investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2018 are given in Note C3.2(f) of the Group's IFRS financial statements.

Bank debt exposure and counterparty credit risk

Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2018 are given in Note C3.2(f) of the Group's IFRS financial statements.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 30 June 2018, shareholder exposures by rating and sector1 are shown below:

•
95 per cent of the shareholder portfolio is investment grade rated. In particular, 66 per cent of the portfolio is rated A- and above (or equivalent); and
•
The Group's shareholder portfolio is well diversified: no individual sector makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.
Liquidity risk

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of £2.6 billion of undrawn committed facilities that can be made use of, expiring in 2022 and 2023. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme in place, and Prudential has maintained a consistent presence as an issuer in the market for the last decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:

•
The Group's liquidity risk policy;
•
Risk appetite statements, limits and triggers;
•
Regular assessment at Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
•
The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
•
Regular stress testing;
•
Our contingency plans and identified sources of liquidity;
•
The Group's ability to access the money and debt capital markets;
•
Regular deep dive assessments; and
•
The Group's access to external committed credit facilities.

6.2  Risks from our products

a.
Insurance risk

Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group's insurance risk vary across its business units. At M&G Prudential, this is predominantly longevity risk. Across Asia, where a significant volume of health protection business is written, the most significant insurance risks are morbidity risk, persistency risk, as well as medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business.

The Group manages longevity risk in various ways. Longevity reinsurance is a key tool in managing this risk. In March 2018, the Group's longevity risk exposure was significantly reduced by reinsuring £12 billion in UK annuity liabilities to Rothesay Life, pursuant to a full Part VII transfer of these liabilities planned for 2019. Although Prudential has withdrawn from selling new UK annuity business, given its significant annuity portfolio the assumptions it makes about future rates of improvement in mortality rates remain key to the measurement of its insurance liabilities and to its assessment of any reinsurance transactions. Prudential continues to conduct research into longevity risk using both experience from its annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why it needs expert judgement in setting its longevity basis.

Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, Prudential writes significant volumes of health protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within its policies, either limits per type of claim or in total across a policy.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on the value of the product features and market conditions.

Prudential's insurance risks are managed and mitigated using the following:

•
The Group's insurance and underwriting risk policies;
•
The risk appetite statements, limits and triggers;
•
Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;

•
Using reinsurance to mitigate longevity and morbidity risks;
•
Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
•
Maintaining the quality of sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
•
Using product re-pricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
•
Regular deep dive assessments.

6.3  Risks from our business operations

a.
Non-financial risks

In the course of doing business, the Group is exposed to non-financial risks arising from its operations, the business environment and its strategy. The main risks across these areas are detailed below.

Operational Risks

Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting environmental, social and governance (ESG) activities more broadly, any of which can expose us to operational risks.

Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

A large volume of complex transactions are processed by the Group across a number of diverse products, and are subject to a high number of varying legal, regulatory and tax regimes. A number of important third-party relationships also exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners. M&G Prudential outsources several operations, including a significant part of its back office, customer-facing functions and a number of IT functions. These third party arrangements help Prudential to provide a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The performance of the Group's core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing. The IT environment must also be secure and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases – see separate information security risk section below. The risk that Prudential's IT infrastructure does not meet these requirements is a key area of focus for the Group, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. See Global regulatory and political risk section below. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group's business-as-usual operations are not compliant. As well as prudential regulation, the Group focuses on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. There is a particular focus on regulations related to the latter in newer/emerging markets.

Environmental, social and governance (ESG) and climate change risks

The business environment Prudential operates in has become increasingly complex over the years. The political, environmental, societal, technological, legal and economic landscape is highly dynamic and uncertain. Changes and developments on the horizon may result in emerging risks to the business which are monitored under our Emerging Risk Framework.

The Group maintains active engagement with its shareholders, governments, policymakers and regulators in its key markets, as well as with international institutions. This introduces expectations for the Group to act and respond to ESG matters in a certain manner. The perception that key stakeholders have of Prudential and its businesses is crucial in forming and maintaining a robust brand and reputation. As such, the Group's operational risk framework explicitly incorporates ESG as a component of its social and environmental responsibility, brand management and external communications within its framework. This is further strengthened by factoring considerations for reputational impacts when the materiality of operational risks are assessed.

The climate risk landscape continues to evolve and is moving up the agenda of many regulators, governments, non-governmental organisations and investors. Examples of this include the US Department of Labor's decision to change its guidance to pension fund fiduciaries to allow them to factor ESG issues into investment decisions; Hong Kong Stock Exchange listing rules requiring listed companies to provide a high-level discussion of ESG approaches and activities in external disclosures, and the Financial Stability Board's (FSB's) Task Force for Climate-related Financial Disclosures.

The increased regulatory focus on environmental issues not only reflects existing commitments, for example in the UK under the 2008 Climate Change Act, but also a heightened societal awareness of climate change as a pressing global concern. Regulatory and stakeholder interest in environmental matters is expected to increase as climate change moves higher up governmental agendas. This increase in focus creates a number of potential near-term risks. These include:

•
Investment risk in the form of physical risk to assets and 'transition risk', ie the risk that an abrupt, unexpected tightening of carbon emission policies lead to a disorderly re-pricing of carbon-intensive assets;
•
Liability risk, if the Group is unable to demonstrate sufficiently that it has acted to mitigate exposure to climate change related risk; and
•
Reputational risks, where the Group's actions could affect external perceptions of our brand and corporate citizenship.

The Group has established a Group-wide Responsible Investment Advisory Committee with designated responsibility to oversee Prudential's responsible investment activities as both asset owners and asset managers.

Physical impacts of climate change could also arise, driven by specific climate-related events such as natural disasters. These impacts are mitigated through the Group's crisis management and disaster recovery plans.

Strategic and transformation risks

As with all risks, strategic risk requires a forward-looking approach to risk management. A key part of Prudential's approach are the risk assessments performed as part of the Group's annual strategic planning process, which supports the identification of potential future threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the Group's businesses and its risk profile is also assessed to ensure that strategic initiatives are within the Group's overall risk appetite.

Implementation of the Group's strategy and the need to comply with emerging regulation has resulted in a significant portfolio of transformation and change initiatives, which may further increase in the future. In particular the intention to demerge the UK and Europe business from the rest of the Group has resulted in a substantial change programme which needs to be managed at the same time that other material transformation programmes are being delivered. The scale and the complexity of the transformation programmes could impact business operations and customers, and has the potential for reputational damage if these programmes fail to deliver their objectives. Implementing further strategic initiatives may amplify these risks.

Other significant change initiatives are occurring across the Group. The volume, scale and complexity of these programmes increase the likelihood and potential impact of risks associated with:

•
Dependencies between multiple projects;
•
The organisational ability to absorb change being exceeded;
•
Unrealised business objectives/benefits; and
•
Failures in project design and execution.

Group-wide framework and risk management for operational risk

The risks detailed above form key elements of the Group's operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:

•
Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
•
An internal incident capture process, which identifies, quantifies and monitors remediation conducted through application of action plans for risk events that have occurred across the business;
•
A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk activity across the business; and
•
An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provide an aggregated view of risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which sets out the key principles and minimum standards for the management of operational risk across the Group.

The Group operational risk policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, technology and data, and operations processes.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including the application of:

•
A transformation risk framework that assesses, manages and reports on the end-to-end transformation lifecycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
•
Internal and external review of cyber security capability;
•
Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
•
Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
•
Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
•
A framework in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
•
Corporate insurance programmes to limit the financial impact of operational risks; and
•
Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident capture and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

b.
Global regulatory and political risk

Regulatory and political risks may impact on Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, new regulations at either national or international level, and specific regulator interventions or actions.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, the work of the FSB on G-SIIs and the Insurance Capital Standard being developed by the International Association of Insurance Supervisors (IAIS). There are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the FSB and standard-setting institutions such as the IAIS. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

There has, in recent years, been regulatory focus in the UK on insurance products and market practices which may have adversely impacted customers, including the FCA's Legacy Review and Thematic Review of Annuity Sales Practices. The management of customer risk remains a key focus of management in the UK business. Merger and transformation activity, new product propositions and new regulatory requirements may also have customer risk implications which are monitored.

The International Association of Insurance Supervisors (IAIS) has designated Prudential as a G-SII, which means that it has additional regulatory requirements to comply with, including being subject to enhanced group-wide supervision and having in place effective resolution planning, as well as a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. The IAIS has launched a public interim consultation on an activities-based approach to systemic risk. Following the feedback from this, a second consultation with proposals for policy measures is due to be launched in 2018. Any changes to the designation methodology are expected to be implemented in 2019.

An international Insurance Capital Standard (ICS) is also being developed by the IAIS as part of ComFrame – the common framework for the supervision of Internationally Active Insurance Groups (IAIGs). ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions.

As part of the G-SII regime, the IAIS is also considering the introduction of enhanced capital requirements in the form of a Higher Loss Absorbency (HLA) measure (planned to come into force in 2022). The HLA is intended to be based on the ICS, implementation of which will be conducted in two phases: a five-year monitoring phase followed by an implementation phase.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. This is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems.

In March 2018, the UK and EU agreed the terms of a transition agreement for the UK's exit from the bloc, which will last from the termination of the UK's membership of the EU (at 11.00pm GMT 29 March 2019) until 31 December 2020 (although a legally binding text is yet to be agreed). The outcome of negotiations on the final terms of the UK's relationship with the EU remains highly uncertain and the potential for a disorderly exit from the EU by the UK without a negotiated agreement may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity. Uncertainty also exists on the future applicability of the Solvency II regime in the UK after it leaves the EU. At the same time, the European Commission is currently reviewing some aspects of the Solvency II legislation, which is expected to continue until 2021 and covers, among other things, a review of the Long Term Guarantee measures (on which EIOPA is expected to report later in 2018).

The Group's diversification by geography, currency, product and distribution should reduce some of the potential impact of the UK's exit. M&G Prudential, due to the geographical location of both its businesses and its customers, has most potential to be affected, although the extent of the impact will depend in part on the nature of the arrangements that are put in place between the UK and the EU. Contingency plans were developed ahead of the referendum by business units and operations that may be impacted immediately by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result. Significant work has also since been undertaken to ensure that Prudential's business, and in particular its customer base, is not unduly affected by the decision of the UK to exit from the EU.

In the US, various initiatives are underway to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is continuing its industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and risk management, which will have an impact on the Jackson business, which continues to be engaged in the consultation and testing process. The NAIC also has an on-going review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. Preparations by Prudential to manage the impact of these reforms will continue.

On 27 July 2017, the UK's FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form or a change to alternative benchmark rates could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business or reported results.

Risk management and mitigation of regulatory and political risk at Prudential includes the following:

•
Risk assessment of the Business Plan which includes consideration of current strategies;
•
Close monitoring and assessment of our business environment and strategic risks;
•
The consideration of risk themes in strategic decisions; and
•
Ongoing engagement with national regulators, government policy teams and international standard setters.

c.
Information security risk and data privacy

Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Recent developments in data protection worldwide (such as the EU General Data Protection Regulation that came into force in May 2018) increases the financial and reputational implications for Prudential of a breach of its (or third-party suppliers') IT systems. As well as data protection, increasingly stakeholder expectations are that companies and organisations use personal information in a transparent and appropriate way. Given this, both information security and data privacy are key risks for the Group. As well as preventative risk management, it is fundamental that robust critical recovery systems are in place in the event of a successful attack on the Group's systems, breach of information security or failure of its systems in order to retain its customer relationships and trusted reputation.

The core objectives of the Group's Cyber Risk Management Strategy are: to develop a comprehensive situational awareness of its business in cyberspace; to pro-actively engage cyber attackers to minimise harm to its business; and to enable the business to grow confidently and safely in cyberspace.

The Group's Cyber Defence Plan consists of a number of elements, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing information security risk oversight and assurance to the Board. Progress has been made in all of these across 2017 and 2018. Protecting our customers remains core to Prudential's business, and the successful delivery of the Plan will reinforce its capabilities to continue doing so in cyberspace as it transitions to a digital business.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.

Notes

1.
Based on hierarchy of Standard and Poor's Moody's and Fitch, where available and if unavailable, other rating agencies or internal ratings have been used.

ADDITIONAL INFORMATION

Risk Factors

A number of risk factors affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-Looking Statements'.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, government interest rates in the US, the UK and some Asian countries in which Prudential operates remain low relative to historical levels.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include the reduction in accommodative monetary policies in the US, the UK and other jurisdictions together with its impact on the valuation of all asset classes, effects on interest rates and the risk of disorderly repricing of inflation expectations and global bond yields, concerns over sovereign debt, a general slowing in world growth, the increased level of geopolitical risk and policy-related uncertainty (including the imposition of trade barriers) and potentially negative socio-political events.

The adverse effects of such factors could be felt principally through the following items:

  —
  Reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, and/or have a negative impact on its assets under management and profit;
  —
  Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;
  —
  Failure of counterparties who have transactions with Prudential (e.g. banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;
  —
  Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and
  —
  Increased illiquidity, which also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit.

In the US, Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential's results.

In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

Also, in the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the significant proportion of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

On 29 March 2017 the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. Following submission of this notification, the UK has a maximum period of two years to negotiate the terms of its withdrawal from the EU. If no formal withdrawal agreement is reached between the UK and the EU, then it is expected the UK's membership of the EU will automatically terminate at 11.00pm GMT on 29 March 2019. The UK's decision to leave the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK domiciled operations, principally M&G Prudential, and these will be impacted by a UK withdrawal from the EU, although contingency plans have been developed and enacted since the referendum result to ensure that Prudential's business is not unduly affected by the UK withdrawal. The outcome of the negotiations on the UK's withdrawal and any subsequent negotiations on trade and access to the country's major trading markets, including the single EU market, is currently unknown. As a result, there is on-going uncertainty over the terms under which the UK will leave the EU, in particular after the transitional period ending in December 2020 (which itself is yet to be agreed in a legally binding manner), and the potential for a disorderly exit by the UK without a negotiated agreement. This uncertainty may increase volatility in the markets where the Group operates and create the potential for a general downturn in economic activity and for further or prolonged interest rate reductions in some jurisdictions due to monetary easing and investor sentiment. While the Group has undertaken significant work to plan for and mitigate such risks, there can be no assurance that these plans and efforts will be successful.

A significant part of the profit from M&G Prudential's insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt held in such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopted policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon the translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the dividends relating to the reporting year. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact Prudential's gearing ratios (defined as debt over debt plus shareholders' funds). The Group's surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility that Prudential has in managing its business.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively may adversely affect Prudential. The adverse impact from these changes may affect Prudential's product range, distribution channels, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies.

The European Union's Solvency II Directive came into effect on 1 January 2016. This measure of regulatory capital is more volatile than under the previous Solvency I regime and regulatory policy may evolve under the new regime. The European Commission began a review in late 2016 of some aspects of the Solvency II legislation, which is expected to continue until 2021 and covers, among other things, a review of the Long Term Guarantee measures (on which the European Insurance and Occupational Pensions Authority (EIOPA) is expected to report later in 2018). Prudential applied for, and has been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the 'matching adjustment' for UK annuities, the 'volatility adjustment' for selected US Dollar-denominated business, and UK transitional measures on technical provisions. Prudential also has permission to use 'deduction and aggregation' as the method by which the contribution of the Group's US insurance entities to the Group's solvency is calculated, which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. There is a risk that in the future changes are required to be made to the approved internal model and these related applications which could have a material impact on the Group Solvency II capital position. Where internal model changes are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group's Solvency II capital position.

The UK's decision to leave the EU could result in significant changes to the legal and regulatory regime under which the Group operates (and, in particular, M&G Prudential), the nature and extent of which are uncertain while the outcome of negotiations regarding the UK's withdrawal from the EU and the extent and terms of any future access to the single EU market remains unknown.

Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs), the Insurance Capital Standard (ICS) being developed by the International Association of Insurance Supervisors (IAIS), The EU Markets in Financial Instruments Directive (the "MiFID II Directive") and associated implementing measures, which came into force on 3 January 2018 and the EU General Data Protection Regulation, which came into force on 25 May, 2018. In addition, regulators in a number of jurisdictions in which the Group operates are further developing local capital regimes; this includes potential future developments under Solvency II in the UK (as referred to above), National Association of Insurance Commissioners' (NAIC) reforms in the US and amendments to certain local statutory regimes in some territories in Asia. There remains a high degree of uncertainty over the potential impact of these changes on the Group.

The Dodd-Frank Act provides for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets. The full impact of the Dodd-Frank Act on Prudential's businesses remains unclear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years. There is also potential uncertainty surrounding future changes to the Dodd-Frank Act under the current US administration.

Prudential's designation as a G-SII was reaffirmed on 21 November 2016. Although the FSB did not publish a new list of G-SIIs in 2017, the policy measures set out in the FSB's 2016 communication on G-SIIs continue to apply to the Group. As a result, Prudential is subject to additional regulatory requirements, including a requirement to submit enhanced risk management plans (such as a Group-wide Recovery Plan, a Systemic Risk Management Plan and a Liquidity Risk Management Plan) to a Crisis Management Group (CMG) comprised of an international panel of regulators.

The G-SII regime also considers enhanced capital requirements in the form of a Higher Loss Absorbency (HLA) measure. While this requirement was initially intended to come into force in 2019, this has now been postponed to 2022. The HLA is also now intended to be based on the ICS. The IAIS has announced that the implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase. During the monitoring phase, Internationally Active Insurance Groups, for which Prudential satisfies the criteria, will be required to report on compliance with the ICS to the group-wide supervisor on a confidential basis, although these results will not be used as a basis to trigger supervisory action. The Common Framework (ComFrame) for the supervision of Internationally Active Insurance Groups will more generally establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions.

The NAIC is continuing its industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and risk management. Following two industry quantitative impact studies, proposed changes to the current framework have been released by the NAIC. Jackson continues to assess and test the changes. The NAIC also has an on-going review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. Beyond 2021, to the extent that LIBOR continues to be administered, LIBOR may perform differently than it did in the past. The discontinuation of LIBOR in its current form or a change to alternative benchmark rates could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

The Group's accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I which, under its standard IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. The European Union will apply its usual process for assessing whether the standard meets the necessary criteria for endorsement. The Group is reviewing the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. The implementation of this standard is also likely to require significant enhancements to IT, actuarial and finance systems of the Group, and so will have an increase on the Group's expenses.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. Such actions may relate to the application of current regulations for example the Financial Conduct Authority's (FCA) principles and conduct of business rules or the failure to implement new regulations. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pensions and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews of products sold and industry practices, including, in the latter case, lines of business it has closed. Current regulatory actions include the UK insurance business's undertaking to the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. This will result in the UK insurance business being required to provide redress to certain such customers. A provision has been established to cover the costs of undertaking the review and any related redress but the ultimate amount required remains uncertain.

Regulators may also focus on the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary subjecting the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

In Asia, the Group's principal competitors include global life insurers such as Allianz, AXA, and Manulife together with regional insurers such as AIA and Great Eastern, and multinational asset managers such as Franklin Templeton, HSBC Global Asset Management, J.P. Morgan Asset Management and Schroders. In most markets, there are also local companies that have a material market presence.

M&G Prudential's principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Janus Henderson, Jupiter, Legal & General, Schroders and Standard Life Aberdeen.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as Aegon, AIG, Allianz, AXA Equitable Holdings Inc., Brighthouse, Lincoln Financial Group, MetLife and Prudential Financial.

Prudential believes competition will intensify across all regions in response to consumer demand, digital and other technological advances, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential plc's long-term senior debt is rated as A2 by Moody's, A by Standard & Poor's, and A- by Fitch. These ratings are all on a stable outlook.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's, and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa3 by Moody's, A+ by Standard & Poor's, and AA- by Fitch. These ratings are all on a stable outlook.

Jackson's financial strength is rated AA- by Standard & Poor's and Fitch and A1 by Moody's. These ratings all have a stable outlook. Jackson's financial strength also has an A+ Rating with the outlook on Under Review with Developing Implications by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd's financial strength is rated AA- by Standard & Poor's. This rating is on a stable outlook.

All ratings above are stated as at the date of this document.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk (from both Prudential and its outsourcing partners) of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. Exposure to such events could disrupt Prudential's systems and operations significantly, which may result in financial loss and reputational damage.

Prudential's business is dependent on processing a large number of transactions across numerous and diverse products, and it employs a large number of models, and user developed applications, some of which are complex, in its processes. The long-term nature of much of the Group's business also means that accurate records have to be maintained for significant periods. Further, Prudential operates in an extensive and evolving legal and regulated environment (including in relation to tax) which adds to the operational complexity of its business processes and controls.

These factors, among others, result in significant reliance on and require significant investment in information technology (IT), compliance and other operational systems, personnel and processes.

As part of the implementation of its business strategies, Prudential has commenced a number of change initiatives across the Group, some of which are interconnected and/or of large scale, that may have financial, operational, and reputational implications if such initiatives fail (either wholly or in part) to meet their objectives and could place strain on the operational capacity of the Group. These initiatives include the combination of M&G and Prudential UK & Europe, the proposed demerger of M&G Prudential and the intended sale of part of the UK annuity portfolio. Operational execution risks arise from these initiatives, including in relation to the separation and establishment of standalone governance, business functions and processes, third party arrangements and IT systems. In addition, Prudential also relies on a number of outsourcing partners to provide several business operations, including a significant part of its back office and customer-facing operations as well as a number of IT support functions and investment operations, resulting in reliance upon the operational processing performance of its outsourcing partners. The failure of an outsourcing provider could result in significant disruption to business operations and customers.

Although Prudential's IT, compliance and other operational systems, models and processes incorporate controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational and model risk incidents do happen periodically and no system or process can entirely prevent them although there have not been any material events to date. Prudential's legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or security breaches.

Such events could, among other things, harm Prudential's ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its customers and business partners. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

The proposed demerger of M&G Prudential carries with it execution risk and will require significant management attention

The proposed demerger of M&G Prudential (Prudential's UK and Europe business), is subject to a number of factors and dependencies (including prevailing market conditions, transfer of the Hong Kong business from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited, the appropriate allocation of debt and capital between the two groups and approvals from regulators and shareholders). In addition, preparing for and implementing the proposed demerger is expected to require significant time from management, which may divert management's attention from other aspects of Prudential's business.

Therefore there can be no certainty as to the timing of the demerger, or that it will be completed as proposed (or at all). Further, if the proposed demerger is completed, there can be no assurance that either Prudential plc or M&G Prudential will realise the anticipated benefits of the transaction, or that the proposed demerger will not adversely affect the trading value or liquidity of the shares of either or both of the two businesses.

Attempts by third parties to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers, reputational damage and financial loss

Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to key operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data (both corporate and customer). This could result in loss of trust from Prudential's customers, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners, to not only hold customer, shareholder and employee data securely, but use it in a transparent and appropriate way. Developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation that came into force on 25 May 2018) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third party suppliers') IT systems. To date, Prudential has not identified a failure or breach, or an incident of data misuse, which has had a material impact in relation to its legacy and other IT systems and processes. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, attempts at unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business and financial position.

The failure to understand and respond effectively to the impacts of transitional and physical risks associated with climate change could adversely affect Prudential's results of operations and its long-term strategy

Climate change poses potentially significant risks to Prudential and its customers, not only from the physical impacts of climate change, driven by specific climate-related events such as natural disasters, but also from transition risks associated with the shift to a low carbon economy.

The climate risk landscape continues to evolve and is moving up the agenda of many regulators, governments, non-governmental organisations, customers and investors. For example, the FSB's Task Force for Climate-related Disclosures recommendations were published in 2017 to provide a voluntary framework on corporate climate-related financial disclosures following the FSB's concern that there may be systemic risk in the financial system related to climate change.

Global commitments to limit climate change were recently agreed and governmental and corporate efforts to transition to a low carbon economy in the coming decades could have an adverse impact on global investment assets. In particular, there is a risk that this transition including the related changes to technology, policies and regulations and the speed of their implementation, could result in some sectors (such as, but not limited to, the fossil fuel industry) facing significantly higher costs and a disorderly adjustment to their asset values. This could lead to an adverse impact on the value and the future performance of the investment assets of the Group if climate considerations are not effectively integrated into investment decisions and fiduciary and stewardship duties. Where Prudential's investment horizons are long-term, the relevant assets are potentially more exposed to the long-term impact of climate change.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business, where payments are guaranteed for at least as long as the policyholder is alive. Prudential conducts rigorous research into longevity risk, using industry data as well as its own substantial annuitant experience. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and informed by models from the Continuous Mortality Investigation (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are also of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson's variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential's business may be adversely affected by epidemics and other effects that give rise to a large number of deaths or additional sickness claims. Significant influenza epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this "Risk Factors" section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could also be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the third party system failure or the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's financial condition and results of operations.

 Limitation on Enforcement of US Laws Against Prudential, its Directors, Management and Others

Prudential plc is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Income Statements

		2018 £m	2017 £m

	Note	Half year	Half year

Gross premiums earned		21,341	22,105
Outward reinsurance premiums*		(12,961)	(947)

Earned premiums, net of reinsurance		8,380	21,158
Investment return		1,434	20,629
Other income**		1,105	1,137

Total revenue, net of reinsurance	B1.4	10,919	42,924

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(4,507)	(35,442)
Acquisition costs and other expenditure**	B2	(4,535)	(5,245)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(189)	(216)
(Loss) gain on disposal of businesses and corporate transactions	D1	(57)	61
Re-measurement of the sold Korea life business		-	5

Total charges, net of reinsurance and (loss) gain on disposal of businesses		(9,288)	(40,837)

Share of profits from joint ventures and associates, net of related tax		102	120

Profit before tax (being tax attributable to shareholders' and policyholders' returns)†		1,733	2,207
Less tax charge attributable to policyholders' returns		(33)	(393)

Profit before tax attributable to shareholders	B1.1	1,700	1,814

Total tax charge attributable to policyholders and shareholders	B4	(377)	(702)
Adjustment to remove tax charge attributable to policyholders' returns		33	393

Tax charge attributable to shareholders' returns	B4	(344)	(309)

Profit for the period		1,356	1,505

		2018 £m	2017 £m

Attributable to:		Half year	Half year

Equity holders of the Company		1,355	1,505
Non-controlling interests		1	-

Profit for the period		1,356	1,505

		2018	2017

Earnings per share (in pence)		Half year	Half year

Based on profit attributable to the equity holders of the Company:	B5
Basic		52.7p	58.7p
Diluted		52.6p	58.6p

		2018	2017

Dividends per share (in pence)	Note	Half year	Half year

Dividends relating to reporting period:	B6
First interim ordinary dividend		15.67p	14.50p

Dividends paid in reporting period:	B6
Second interim ordinary dividend for prior year		32.50p	30.57p

*
Outward reinsurance premiums of £(12,961) million includes the £(12,130) million paid during the period in respect of the reinsurance of the UK annuity portfolio. See note D1 for further details.
**
The half year 2017 comparative results have been re-presented from those previously published for the deduction of certain expenses against revenue following the adoption of IFRS 15 (see note A2).
†
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of The Prudential Assurance Company Limited ('PAC') with-profits fund after adjusting for taxes borne by policyholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income

		2018 £m	2017 £m

	Note	Half year	Half year

Profit for the period		1,356	1,505
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		67	(220)
Cumulative exchange gain of the sold Korea life business recycled through profit and loss	D1	-	(61)
Related tax		2	(4)

		69	(285)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the period		(1,392)	565
Deduct net gains included in the income statement on disposal and impairment		(29)	(34)

Total	C3.2(c)	(1,421)	531

Related change in amortisation of deferred acquisition costs	C5(b)	272	(69)
Related tax		241	(162)

		(908)	300

Total		(839)	15

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross		81	53
Related tax		(14)	(7)

		67	46

Other comprehensive (loss) income for the period, net of related tax		(772)	61

Total comprehensive income for the period		584	1,566

	2018 £m	2017 £m

Attributable to:	Half year	Half year

Equity holders of the Company	583	1,566
Non-controlling interests	1	-

Total comprehensive income for the period	584	1,566

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement Of Changes In Equity

		Period ended 30 June 2018 £m

	Note	Share capital note C9	Share premium note C9	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit for the period		-	-	1,355	-	-	1,355	1	1,356
Other comprehensive income (loss)		-	-	67	69	(908)	(772)	-	(772)

Total comprehensive income (loss) for the period		-	-	1,422	69	(908)	583	1	584
Dividends	B6	-	-	(840)	-	-	(840)	-	(840)
Reserve movements in respect of share-based payments		-	-	(9)	-	-	(9)	-	(9)
Share capital and share premium
New share capital subscribed	C9	-	6	-	-	-	6	-	6
Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	28	-	-	28	-	28
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	27	-	-	27	-	27

Net increase (decrease) in equity		-	6	628	69	(908)	(205)	1	(204)
At beginning of period		129	1,948	12,326	840	844	16,087	7	16,094

At end of period		129	1,954	12,954	909	(64)	15,882	8	15,890

The accompanying notes are an integral part of these financial statements

 Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement Of Changes In Equity (continued)

		Period ended 30 June 2017 £m

	Note	Share capital note C9	Share premium note C9	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit for the period		-	-	1,505	-	-	1,505	-	1,505
Other comprehensive income		-	-	46	(285)	300	61	-	61

Total comprehensive income for the period		-	-	1,551	(285)	300	1,566	-	1,566
Dividends	B6	-	-	(786)	-	-	(786)	-	(786)
Reserve movements in respect of share-based payments		-	-	22	-	-	22	-	22
		-	-	-	-	-		-
Share capital and share premium		-	-	-	-	-		-
New share capital subscribed	C9	-	10	-	-	-	10	-	10
		-	-	-	-	-		-
Treasury shares		-	-	-	-	-		-
Movement in own shares in respect of share-based payment plans		-	-	(12)	-	-	(12)	-	(12)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(17)	-	-	(17)	-	(17)

Net increase (decrease) in equity		-	10	758	(285)	300	783	-	783
At beginning of period		129	1,927	10,942	1,310	358	14,666	1	14,667

At end of period		129	1,937	11,700	1,025	658	15,449	1	15,450

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements Of Financial Position

		2018 £m	2017 £m

	Note	30 Jun	31 Dec

Assets
Goodwill	C5(a)	1,620	1,482
Deferred acquisition costs and other intangible assets	C5(b)	11,359	11,011
Property, plant and equipment		951	789
Reinsurers' share of insurance contract liabilities		9,620	9,673
Deferred tax assets	C7	2,435	2,627
Current tax recoverable		626	613
Accrued investment income		2,574	2,676
Other debtors		3,519	2,963
Investment properties		17,605	16,497
Investment in joint ventures and associates accounted for using the equity method		1,554	1,416
Loans	C3.3	16,922	17,042
Equity securities and portfolio holdings in unit trusts		229,707	223,391
Debt securities	C3.2	160,305	171,374
Derivative assets		3,428	4,801
Other investments		6,059	5,622
Deposits		12,412	11,236
Assets held for sale*		12,024	38
Cash and cash equivalents		8,450	10,690

Total assets	C1	501,170	493,941

Equity
Shareholders' equity		15,882	16,087
Non-controlling interests		8	7

Total equity		15,890	16,094

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(a)	405,482	411,243
Unallocated surplus of with-profits funds	C4.1(a)	17,283	16,951
Core structural borrowings of shareholder-financed operations	C6.1	6,367	6,280
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	1,618	1,791
Borrowings attributable to with-profits operations	C6.2(b)	3,589	3,716
Obligations under funding, securities lending and sale and repurchase agreements		7,128	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		9,358	8,889
Deferred tax liabilities	C7	4,443	4,715
Current tax liabilities		415	537
Accruals, deferred income and other liabilities		13,551	14,185
Provisions		920	1,123
Derivative liabilities		3,149	2,755
Liabilities held for sale	D1	11,977	-

Total liabilities	C1	485,280	477,847

Total equity and liabilities		501,170	493,941

* Assets held for sale of £12,024 million includes £11,977 million in respect of the reinsured UK annuity business (see note D1).

Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8,993 million of lent securities as at 30 June 2018 (31 December 2017: £8,232 million).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows

		2018 £m	2017 £m

	Note	Half year	Half year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,733	2,207
Other non-investment and non-cash assets		(389)	(550)
Investments		7,616	(26,539)
Policyholder liabilities (including unallocated surplus)		(10,725)	21,597
Other liabilities (including operational borrowings)		568	3,390
Other itemsnote (ii)		466	(15)

Net cash flows from operating activities		(731)	90

Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(167)	(56)
Net cash (outflows) inflows from corporate transactionsnote (iii)		(248)	813

Net cash flows from investing activities		(415)	757

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		-	-
Redemption of subordinated debt		-	-
Interest paid		(187)	(207)
With-profits operations:note (v)	C6.2
Redemption of subordinated debt		(100)	-
Interest paid		(4)	(4)
Equity capital:
Issues of ordinary share capital		6	10
Dividends paid		(840)	(786)

Net cash flows from financing activities		(1,125)	(987)

Net (decrease) increase in cash and cash equivalents		(2,271)	(140)
Cash and cash equivalents at beginning of period		10,690	10,065
Effect of exchange rate changes on cash and cash equivalents		31	(32)

Cash and cash equivalents at end of period		8,450	9,893

Notes

(i)
This measure as explained in the footnote to the income statement is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iii)
Net cash flows for corporate transactions are for distribution rights and the acquisition and disposal of businesses (including private equity and other subsidiaries acquired by with-profits funds for investment purposes).
(iv)
Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed operations during half year 2018 are analysed as follows:

	Cash movements £m			Non-cash movements £m

	Balance at beginning of period	Issue of debt	Redemption of debt	Foreign exchange movement	Other movements	Balance at end of period

Half year 2018	6,280	-	-	83	4	6,367
Half year 2017	6,798	-	-	(191)	7	6,614
(v)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. These bonds were redeemed in full on 30 June 2018. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

Index to the Notes to the unaudited condensed consolidated interim financial statements

Prudential plc and subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
30 June 2018

A    BACKGROUND

A1  Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2018 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2018, there were no unendorsed standards effective for the period ended 30 June 2018 which impact the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2018 and 2017 half years are unaudited. The 2017 full year IFRS basis results have been derived from Prudential's 2017 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2017 consolidated financial statements do not represent Prudential's statutory accounts for the purpose of the UK Companies Act 2006. The auditors have reported on the 2017 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP), were:

	Closing rate at 30 Jun 2018	Average for the 6 months to 30 Jun 2018	Closing rate at 30 Jun 2017	Average for the 6 months to 30 Jun 2017	Closing rate at 31 Dec 2017

Local currency: £
Hong Kong	10.36	10.78	10.14	9.80	10.57
Indonesia	18,919.18	18,938.64	17,311.76	16,793.63	18,353.44
Malaysia	5.33	5.42	5.58	5.53	5.47
Singapore	1.80	1.83	1.79	1.77	1.81
China	8.75	8.76	8.81	8.66	8.81
India	90.46	90.37	83.96	82.77	86.34
Vietnam	30,310.96	31,329.01	29,526.43	28,612.70	30,719.60
Thailand	43.74	43.66	44.13	43.72	44.09
US	1.32	1.38	1.30	1.26	1.35

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2017, as disclosed in the 2017 Form 20-F, aside from those discussed in note A2 below.

A2  New accounting pronouncements in 2018

IFRS 15, 'Revenue from Contracts with Customers'

The Group has adopted IFRS 15, 'Revenue from Contracts with Customers' from 1 January 2018. This standard provides a single framework to recognise revenue for contracts with different characteristics and overrides the revenue recognition requirements previously provided in other standards. The contracts excluded from the scope of this standard include:

  —
  Lease contracts within the scope of IAS 17 'Leases';
  —
  Insurance contracts within the scope of IFRS 4 'Insurance Contracts'; and
  —
  Financial instruments within the scope of IAS 39 'Financial Instruments'.

As a result, the main impacts of IFRS 15 in the context of Prudential's business are to the recognition of revenue in respect of asset management contracts and investment contracts that do not contain discretionary participating features but do include investment management services.

In accordance with the transition provisions in IFRS 15, the Group has adopted the standard using the full retrospective method for all periods presented. Adoption of the standard has not resulted in a restatement of the Group's profit for the periods presented or shareholders' equity. A minor reclassification has been made to the consolidated income statement to present certain expenses as a deduction against revenue, for example rebates to clients of asset management fees. Revenue has been reduced by £82 million in half year 2018 (half year 2017: £85 million).

IFRS 9, 'Financial Instruments'

The IASB published a complete version of IFRS 9 in July 2014 and the standard is mandatorily effective for annual periods beginning on or after 1 January 2018.

In September 2016, the IASB published amendments to IFRS 4, 'Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts' to address the temporary consequences of the different effective dates of IFRS 9 and IFRS 17, 'Insurance Contracts'. The amendments include an optional temporary exemption from applying IFRS 9 and the associated amendments until IFRS 17 comes into effect in 2021. This temporary exemption is available to companies whose predominant activity is to issue insurance contracts based on meeting the eligibility criteria as at 31 December 2015 as set out in the amendments. The Group met the eligibility criteria and will defer the adoption of IFRS 9 to 1 January 2021.

Other new accounting pronouncements

In addition to the above, the IASB has also issued the following new accounting pronouncements to be effective for 1 January 2018:

  —
  IFRIC 22, 'Foreign Currency Transactions and Advance consideration';
  —
  Classification and measurement of share-based payment transactions (Amendments to IFRS 2, 'Share-based payment');
  —
  Transfers of Investment Property (Amendments to IAS 40, 'Investment property'); and
  —
  Annual Improvements to IFRSs 2014-2016 Cycle.

These pronouncements have had no effect on the Group financial statements.

B        EARNINGS PERFORMANCE

B1      Analysis of performance by segment

B1.1  Segment results — profit before tax

		2018 £m	2017* £m

	Note	Half year	Half year

Asia
Insurance operations	B3(a)	927	870
Asset management		89	83

Total Asia		1,016	953

US
Jackson (US insurance operations)		1,001	1,079
Asset management		1	(6)

Total US		1,002	1,073

UK and Europe
UK and Europe insurance operations:	B3(b)
Long-term business		487	480
General insurance commissionnote (i)		19	17

Total UK and Europe insurance operations		506	497
UK and Europe asset management(v)		272	248

Total UK and Europe		778	745

Total segment profit		2,796	2,771

Restructuring costsnote (iii)		(62)	(31)

Other income and expenditure:
Investment return and other income		33	6
Interest payable on core structural borrowings		(189)	(216)
Corporate expenditurenote (ii)		(173)	(172)

Total other income and expenditure		(329)	(382)

Operating profit based on longer-term investment returns	B1.3	2,405	2,358
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(113)	(573)
Amortisation of acquisition accounting adjustmentsnote (iv)		(22)	(32)
(Loss) gain on disposal of businesses and corporate transactions	D1	(570)	61

Profit before tax		1,700	1,814

Tax charge attributable to shareholders' returns	B4	(344)	(309)

Profit for the period		1,356	1,505

Attributable to:
Equity holders of the Company		1,355	1,505
Non-controlling interests		1	-

	Note	2018 £m	2017 £m

Basic earnings per share (in pence)	B5	Half year	Half year

Based on operating profit based on longer-term investment returns		76.8p	70.0p
Based on profit for the period		52.7p	58.7p

*    The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

Notes

(i)
General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products in connection with the arrangement to transfer the UK general insurance business to Churchill in 2002.
(ii)
Corporate expenditure as shown above is primarily for Group Head Office and Asia Regional Head Office.
(iii)
Restructuring costs are incurred primarily in the UK, Europe and Asia and represent the costs of business transformation and integration costs.
(iv)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(v)
UK and Europe asset management operating profit based on longer-term investment returns:

	2018 £m	2017 £m

	Half year	Half year

Asset management fee income	552	491
Other income	1	4
Staff costs	(190)	(166)
Other costs	(107)	(95)

Underlying profit before performance-related fees	256	234
Share of associate results	8	8
Performance-related fees	8	6

Total UK and Europe asset management operating profit based on longer-term investment returns	272	248

B1.2  Short-term fluctuations in investment returns on shareholder-backed business

	2018 £m	2017 £m

	Half year	Half year*

Asianote (i)	(326)	41
USnote (ii)	244	(754)
UK and Europenote (iii)	(122)	42
Other operationsnote (iv)	91	98

Total	(113)	(573)

*    The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

Notes

(i)
Asia operations
In Asia, the negative short-term fluctuations of £(326) million principally reflect net value movements on shareholders' assets and related liabilities following increases in bond yields during the period (half year 2017: positive £41 million).
(ii)
US operations
The short-term fluctuations in investment returns for US insurance operations are reported net of the related charge for amortisation of deferred acquisition costs of £(199) million as shown in note C5 (half year 2017: credit of £231 million) and comprise amounts in respect of the following items:

	2018 £m	2017 £m

	Half year	Half year

Net equity hedge resultnote (a)	383	(782)
Other than equity-related derivativesnote (b)	(183)	12
Debt securitiesnote (c)	6	5
Equity-type investments: actual less longer-term return	31	1
Other items	7	10

Total	244	(754)

  Notes

  (a)
  Net equity hedge result

  The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. Both FAS157 and SOP 03-01 reserving methods require an entity to determine the total fee ("the fee assessment") that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. FAS 157 requires this fee assessment to be fixed at the time of issue. It is this fee assessment that is recognised within non-operating profit to match the relevant movement in the guarantee liability, which is also recognised in non-operating profit. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ. For further details, please refer to note B1.3(c) of the Group's consolidated financial statements for the year ended 31 December 2017.
  The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

    –
    The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' US GAAP;
    –
    The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
    –
    Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

    The net equity hedge result (net of related DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins) can be summarised as follows:

	2018 £m	2017 £m

	Half year	Half year

Fair value movements on equity hedge instruments*	(375)	(1,126)
Accounting value movements on the variable and fixed index annuity guarantee liabilities	505	111
Fee assessments net of claim payments	253	233

Total	383	(782)

  *    Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options.

  (b)
  Other than equity-related derivatives

  The fluctuations for this item comprise the net effect of:

    –
    Fair value movements on free-standing, other than equity-related derivatives;
    –
    Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
    –
    Related amortisation of DAC.

  The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)
Short-term fluctuations related to debt securities

	2018 £m	2017 £m

	Half year	Half year

Short-term fluctuations relating to debt securities
(Charges) credits in the period:
Losses on sales of impaired and deteriorating bonds	(1)	(2)
Bond write-downs	(2)	(1)
Recoveries/reversals	18	7

Total credits in the period	15	4
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	38	46

	53	50

Interest-related realised (losses) gains:
Gains (losses) arising in the period	8	23
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(57)	(72)

	(49)	(49)

Related amortisation of deferred acquisition costs	2	4

Total short-term fluctuations related to debt securities	6	5

Note

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2018 is based on an average annual risk margin reserve of 19 basis points (half year 2017: 21 basis points) on average book values of US$54.9 billion (half year 2017: US$55.8 billion) as shown below:

	Half year 2018				Half year 2017

Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss

	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	26,260	0.11	(29)	(21)	27,848	0.13	(35)	(28)
Baa1, 2 or 3	27,337	0.20	(57)	(41)	26,601	0.23	(60)	(47)
Ba1, 2 or 3	978	1.01	(10)	(7)	1,052	1.03	(11)	(9)
B1, 2 or 3	309	2.61	(8)	(6)	311	2.75	(9)	(7)
Below B3	11	3.71	-	-	27	3.80	(1)	(1)

Total	54,895	0.19	(104)	(75)	55,839	0.21	(116)	(92)

Related amortisation of deferred acquisition costs (see below)			22	15			22	17

Risk margin reserve charge to operating profit for longer-term credit-related losses			(82)	(60)			(94)	(75)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge of £(1,149) million for net unrealised losses on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (half year 2017: credit of £462 million for net unrealised gains). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

(iii)
UK and Europe operations

The negative short-term fluctuations in investment returns for UK and Europe operations of £(122) million (half year 2017: positive £42 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

(iv)
Other operations

Short-term fluctuations in investment returns for other operations of positive £91 million (half year 2017: positive £98 million) include unrealised value movements on financial instruments held outside of the main life operations.

B1.3  Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&G Prudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns to these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Prudential Capital and Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

The Group reassessed its segments in the second half of 2017 following the combination of the Group's UK insurance business and M&G to form M&G Prudential. Comparative segmental information for half year 2017 has been re-presented on a basis consistent with the current period.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business;
  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
  –
  Profit/loss attaching to corporate transactions, such as disposals undertaken in the period.

The determination of operating profit based on longer-term investment returns for investment and liability movements is as described in the Basis of Performance Measures section of this document.

For Group debt securities at 30 June 2018, the level of unamortised interest-related realised gains and losses related to previously sold bonds and have yet to be amortised to operating profit was a net gain of £818 million (30 June 2017: net gain of £876 million).

For equity-type securities, the longer-term rates of return applied by the non-linked shareholder-financed insurance operations of Asia and the US to determine the amount of investment return included in operating profit are as follows:

  –
  For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £1,622 million as at 30 June 2018 (30 June 2017: £1,535 million). The rates of return applied for 2018 ranged from 5.1 per cent to 17.2 per cent (30 June 2017: 4.7 per cent to 17.2 per cent) with the rates applied varying by business unit.
  –
  For US insurance operations, at 30 June 2018, the equity-type securities for non-separate account operations amounted to £1,187 million (30 June 2017: £1,256 million). The longer-term rates of return for income and capital applied in 2018 and 2017, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2018	2017

	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.7% to 7.0%	6.2% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.7% to 9.0%	8.2% to 8.5%

B1.4  Additional segmental analysis of revenue

The additional segmental analysis of revenue net of outward reinsurance premiums is as follows:

	Half year 2018 £m

	Asia	US	UK and Europe	Total segment	Unallo- cated to a segment (central operations)	Group total

Gross premiums earned	7,736	7,036	6,555	21,327	14	21,341
Outward reinsurance premiumsnote (i)	(222)	(141)	(12,598)	(12,961)	-	(12,961)

Earned premiums, net of reinsurance	7,514	6,895	(6,043)	8,366	14	8,380
Other incomenote (ii)	157	44	890	1,091	14	1,105

Total external revenuenote (iv)	7,671	6,939	(5,153)	9,457	28	9,485
Intra-group revenue	20	32	1	53	(53)	-
Interest income	513	940	1,530	2,983	26	3,009
Other investment return	(1,703)	1,486	(1,478)	(1,695)	120	(1,575)

Total revenue, net of reinsurance	6,501	9,397	(5,100)	10,798	121	10,919

	Half year 2017* £m

	Asia	US	UK and Europe	Total segment	Unallo- cated to a segment (central operations)	Group total

Gross premiums earned	7,697	7,997	6,411	22,105	-	22,105
Outward reinsurance premiums	(243)	(168)	(536)	(947)	-	(947)

Earned premiums, net of reinsurance	7,454	7,829	5,875	21,158	-	21,158
Other incomenote (ii),(iii)	159	374	580	1,113	24	1,137

Total external revenuenote (iv)	7,613	8,203	6,455	22,271	24	22,295
Intra-group revenue	19	31	2	52	(52)	-
Interest income	486	1,082	1,754	3,322	33	3,355
Other investment return	4,317	7,254	5,609	17,180	94	17,274

Total revenue, net of reinsurance	12,435	16,570	13,820	42,825	99	42,924

*
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

Notes

(i)
Outward reinsurance premiums of £(12,961) million includes the £(12,130) million paid during the period in respect of the reinsurance of the UK annuity portfolio. See note D1 for further details.
(ii)
Included within other income is revenue from the Group's asset management business of £764 million (half year 2017: £643 million). The remaining other income includes revenue from external customers for policy fees, advisory fees and commission income. The half year 2017 comparative also included amounts for broker-dealer fees generated by the US broker-dealer network, which was disposed of in August 2017, amounting to £305 million.

(iii)
Following the adoption of IFRS 15, the half year 2017 comparative results have been re-presented as described in note A2.
(iv)
Total external revenue shown in the tables above is all from external customers except for £166 million within the half year 2018 amount for UK and Europe of £5,153 million. The £166 million represents the insurance recoveries recognised in respect of costs associated with the review of past annuity sales as described further in note B3.

B2  Acquisition costs and other expenditure

	2018 £m	2017 £m

	Half year	Half year

Acquisition costs incurred for insurance policies	(1,648)	(1,920)
Acquisition costs deferred less amortisation of acquisition costs	(61)	399
Administration costs and other expenditure*	(2,705)	(2,970)
Movements in amounts attributable to external unit holders of consolidated investment funds	(121)	(754)

Total acquisition costs and other expenditure	(4,535)	(5,245)

*
Following the adoption of IFRS 15 the half year 2017 comparative results have been re-presented as described in note A2.

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(54) million (half year 2017: £(60) million).

B3  Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the half year 2018 results:

(a)
Asia insurance operations

In half year 2018, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £69 million (half year 2017: £54 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

(b)
UK and Europe insurance operations

Annuity business

Allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest used for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for the UK shareholder-backed fixed and linked annuity business equated to 44 basis points at 30 June 2018 (30 June 2017: 43 basis points). The allowance represented 26 per cent of the bond spread over swap rates (30 June 2017: 28 per cent).

The reserves for credit risk allowance at 30 June 2018 for the UK shareholder-backed business were £1.1 billion (31 December 2017: £1.6 billion). The 30 June 2018 credit risk allowance information is after reflecting the impact of the reinsurance of £12.0 billion of the UK shareholder-backed annuity portfolio to Rothesay Life entered into in March 2018. See note D1 for further details.

Longevity reinsurance and other management actions

Aside from the aforementioned reinsurance agreement with Rothesay Life, no new longevity reinsurance transactions were undertaken in the first half of 2018 (half year 2017: longevity reinsurance transactions covering £0.6 billion of IFRS annuity liabilities contributed £31 million to profit). Other management actions generated profits of £63 million (half year 2017: £157 million).

Review of past annuity sales

Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review is examining whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. A gross provision of £400 million, before costs incurred, had been established at 31 December 2017 to cover the costs of undertaking the review and any related redress. Following a reassessment of the provision held, no further amount has been provided in the first half of 2018. The ultimate amount that will be expended by the Group on the review, which is currently expected to be completed in 2019, remains uncertain. In the first half of 2018, the Group agreed with its professional indemnity insurers that they will meet £166 million of the Group's claims costs, which will be paid as the Group incurs costs/redress. This has been recognised on the Group's balance sheet within "Other debtors" at 30 June 2018.

B4  Tax charge

(a)
Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2018 £m			2017 £m

Tax charge	Current tax	Deferred tax	Half year Total	Half year Total

Attributable to shareholders:
Asia operations	(90)	(49)	(139)	(144)
US operations	-	(216)	(216)	(46)
UK and Europe	(43)	17	(26)	(150)
Other operations	43	(6)	37	31

Tax charge attributable to shareholders' returns	(90)	(254)	(344)	(309)

Attributable to policyholders:
Asia operations	(47)	4	(43)	(131)
UK and Europe	(64)	74	10	(262)

Tax (charge) credit attributable to policyholders' returns	(111)	78	(33)	(393)

Total tax charge	(201)	(176)	(377)	(702)

The principal reason for the increase in the tax charge attributable to shareholders' returns is an increase in the proportion of profits arising in US operations, offset by decreases in the proportion of profits arising in UK and Europe. The principal reason for the decrease in the tax charge attributable to policyholders' returns is a decrease in the deferred tax liabilities on unrealised gains on investments in the with profits funds of the UK and Europe compared to the first half of 2017 and an increase in deferred tax liabilities on policyholder reserves reflecting growth in Asia.

The current tax charge of £201 million (half year 2017: £427 million) includes £28 million (half year 2017: £37 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

(b)
Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result.

	Half year 2018 £m

	Asia operations	US operations	UK and Europe	Other operations*	Total attributable to shareholders	Percentage impact on ETR

Operating profit (loss) based on longer-term investment returns	1,016	1,002	778	(391)	2,405
Non-operating (loss) profit	(338)	184	(635)	84	(705)

Profit (loss) before tax	678	1,186	143	(307)	1,700

Expected tax rate	22%	21%	19%	19%	22%
Tax at the expected rate	149	249	27	(58)	367	21.6%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(11)	(5)	(1)	(3)	(20)	(1.2%)
Deductions not allowable for tax purposes	23	1	1	1	26	1.5%
Items related to taxation of life insurance businesses note (i)	(2)	(34)	1	-	(35)	(2.1%)
Deferred tax adjustments	(9)	-	-	(8)	(17)	(1.0%)
Effect of results of joint ventures and associates note (ii)	(20)	-	(2)	-	(22)	(1.3%)
Irrecoverable withholding taxes note (iii)	-	-	-	26	26	1.5%
Other	-	2	1	2	5	0.4%

Total	(19)	(36)	-	18	(37)	(2.2%)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	3	(1)	3	6	0.4%
Movements in provisions for open tax matters note (iv)	8	-	-	-	8	0.4%

Total	9	3	(1)	3	14	0.8%

Total actual tax charge (credit)	139	216	26	(37)	344	20.2%

Analysed into:

Tax on operating profit based on longer-term investment returns	151	177	150	(49)	429
Tax on non-operating profit	(12)	39	(124)	12	(85)

Actual tax rate:
Operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	15%	18%	19%	13%	18%
Excluding non-recurring tax reconciling items	14%	17%	19%	13%	17%
Total profit	21%	18%	18%	12%	20%

*
Other operations include restructuring costs.

Notes

(i)
Items related to taxation of life insurance businesses

The £34 million (half year 2017: £85 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. The reduction from half year 2017 is a result of the US tax reform changes, which took effect from 1 January 2018. The principal reason for the reduction in the Asia operations reconciling items from £43 million at half year 2017 to £2 million at half year 2018 reflects non-operating investment losses in Hong Kong which do not attract tax relief due to the taxable profit being computed as 5 per cent of net insurance premiums.

(ii)
Effects of results of joint ventures and associates

Profit before tax includes Prudential's share of profits after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item in the table above.

(iii)
Irrecoverable withholding taxes

The £26 million (half year 2017: £29 million) adverse reconciling items reflects local withholding taxes on dividends paid by certain non-UK subsidiaries, principally Indonesia, to the UK. The dividends are exempt from UK tax and consequently the withholding tax cannot be offset against UK tax payments.

(iv)
Movements in provisions for open tax matters

The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters where upon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group's submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters:

£m

At 31 December 2017	(139)
Movements in the current period included in:
Tax charge attributable to shareholders	(8)
Other movements*	(2)

At 30 June 2018	(149)

*
Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.

	Half year 2017 £m**

	Asia operations	US operations	UK and Europe	Other operations*	Total attributable to shareholders	Percentage impact on ETR

Operating profit (loss) based on longer-term investment returns	953	1,073	745	(413)	2,358
Non-operating profit (loss)	98	(782)	42	98	(544)

Profit (loss) before tax	1,051	291	787	(315)	1,814

Expected tax rate	20%	35%	19%	19%	22%
Tax at the expected rate	210	102	150	(60)	402	22.2%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(19)	(10)	-	(2)	(31)	(1.7)%
Deductions not allowable for tax purposes	9	-	6	3	18	1.0%
Items related to taxation of life insurance businesses	(43)	(85)	(2)	-	(130)	(7.2)%
Deferred tax adjustments	4	-	(1)	-	3	0.2%
Effect of results of joint ventures and associates	(19)	-	(1)	-	(20)	(1.1)%
Irrecoverable withholding taxes	-	-	-	29	29	1.6%
Other	3	4	4	(1)	10	0.5%

Total	(65)	(91)	6	29	(121)	(6.7)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	-	10	(6)	-	4	0.2%
Movements in provisions for open tax matters	7	25	-	-	32	1.7%
Cumulative exchange gains on the sold Korea life business recycled from other comprehensive income	(8)	-	-	-	(8)	(0.4)%

Total	(1)	35	(6)	-	28	1.5%

Total actual tax charge (credit)	144	46	150	(31)	309	17.0%

Analysed into:

Tax on operating profit based on longer-term investment returns	152	321	140	(50)	563
Tax on non-operating profit	(8)	(275)	10	19	(254)

Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	30%	19%	12%	24%
Excluding non-recurring tax reconciling items	15%	27%	20%	12%	22%
Total profit	14%	16%	19%	10%	17%

*
Other operations include restructuring costs.
**
The half year 2017 comparative results have been re-presented from those previously published to reflect the Group's current operating segments.

B5   Earnings per share

	Half year 2018

	Note	Before tax note B1.1 £m	Tax note B4 £m	Non- controlling interests £m	Net of tax and non- controlling interests £m	Basic earnings per share pence	Diluted earnings per share pence

Based on operating profit based on longer-term investment returns		2,405	(429)	(1)	1,975	76.8p	76.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(113)	(24)	-	(137)	(5.3)p	(5.3)p
Amortisation of acquisition accounting adjustments		(22)	4	-	(18)	(0.7)p	(0.7)p
(Loss) attaching to disposal of businesses and corporate transactions		(570)	105	-	(465)	(18.1)p	(18.1)p

Based on profit for the period		1,700	(344)	(1)	1,355	52.7p	52.6p

	Half year 2017

	Note	Before tax note B1.1 £m	Tax note B4 £m	Net of tax £m	Basic earnings per share pence	Diluted earnings per share pence

Based on operating profit based on longer-term investment returns		2,358	(563)	1,795	70.0p	69.9p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(573)	248	(325)	(12.7)p	(12.7)p
Amortisation of acquisition accounting adjustments		(32)	6	(26)	(1.0)p	(1.0)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income		61	-	61	2.4p	2.4p

Based on profit for the period		1,814	(309)	1,505	58.7p	58.6p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	Half year 2018	Half year 2017
Weighted average number of shares for calculation of:	(millions)	(millions)

Basic earnings per share	2,573	2,565
Diluted earnings per share	2,574	2,567

B6   Dividends

	Half year 2018		Half year 2017

	Pence per share	£m	Pence per share	£m

Dividends relating to reporting period:
First interim ordinary dividend	15.67p	406	14.50p	375

Dividends paid in reporting period:
Second interim ordinary dividend for prior year	32.50p	840	30.57p	786

Dividend per share

The 2018 first interim dividend of 15.67 pence per ordinary share will be paid on 27 September 2018 in sterling to shareholders on the UK register and the Irish branch register on 24 August 2018 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 7 August 2018. Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 4 October 2018. The exchange rate at which the dividend payable to the US Shareholders will be translated into US dollars will be determined by the depositary agent. The first interim dividend will be paid on or about 4 October 2018 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The exchange rate at which the dividend payable to the SG Shareholders will be translated from Hong Kong dollars into Singapore dollars, will be determined by CDP.

Shareholders on the UK register and Irish branch register are eligible to participate in a Dividend Reinvestment Plan.

C    BALANCE SHEET NOTES

C1   Analysis of Group statement of financial position by segment

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

		30 Jun 2018 £m						31 Dec 2017 £m
By operating segment	Note	Asia C2.1	US C2.2	UK and Europe C2.3	Unallocated to a segment (central operations) note (v)	Elimination of intra- group debtors and creditors	Group Total	Group Total

Assets
Goodwill	C5(a)	306	-	1,314	-	-	1,620	1,482
Deferred acquisition costs and other intangible assets	C5(b)	2,614	8,503	199	43	-	11,359	11,011
Property, plant and equipmentnote(i)		123	237	588	3	-	951	789
Reinsurers' share of insurance contract liabilitiesnote(ii)		2,258	6,436	2,104	3	(1,181)	9,620	9,673
Deferred tax assets	C7	112	2,144	130	49	-	2,435	2,627
Current tax recoverable		23	298	255	115	(65)	626	613
Accrued investment income		611	460	1,471	32	-	2,574	2,676
Other debtorsnote(iii)		2,429	242	3,580	1,722	(4,454)	3,519	2,963
Investment properties		5	5	17,595	-	-	17,605	16,497
Investment in joint ventures and associates accounted for using the equity method		867	-	687	-	-	1,554	1,416
Loans	C3.3	1,337	9,815	5,664	106	-	16,922	17,042
Equity securities and portfolio holdings in unit trusts		30,926	135,837	62,832	112	-	229,707	223,391
Debt securities	C3.2	42,256	36,115	79,744	2,190	-	160,305	171,374
Derivative assets		191	816	2,305	116	-	3,428	4,801
Other investments		-	901	5,158	-	-	6,059	5,622
Deposits		1,203	17	11,020	172	-	12,412	11,236
Assets held for sale*		-	-	12,024	-	-	12,024	38
Cash and cash equivalents		2,177	1,174	3,420	1,679	-	8,450	10,690

Total assets		87,438	203,000	210,090	6,342	(5,700)	501,170	493,941

Total equity		5,741	5,100	8,046	(2,997)	-	15,890	16,094

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(a)	66,821	185,150	154,655	37	(1,181)	405,482	411,243
Unallocated surplus of with-profits funds	C4.1(a)	3,766	-	13,517	-	-	17,283	16,951
Core structural borrowings of shareholder-financed operations	C6.1	-	189	-	6,178	-	6,367	6,280
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	17	262	130	1,209	-	1,618	1,791
Borrowings attributable to with-profits operations	C6.2(b)	32	-	3,557	-	-	3,589	3,716
Obligations under funding, securities lending and sale and repurchase agreements		-	5,612	1,516	-	-	7,128	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,550	-	5,781	27	-	9,358	8,889
Deferred tax liabilities	C7	1,174	1,653	1,602	14	-	4,443	4,715
Current tax liabilities		155	22	194	109	(65)	415	537
Accruals, deferred income and other liabilitiesnote(iv)		5,920	4,914	6,349	822	(4,454)	13,551	14,185
Provisions		175	19	684	42	-	920	1,123
Derivative liabilities		87	79	2,082	901	-	3,149	2,755
Liabilities held for sale		-	-	11,977	-	-	11,977	-

Total liabilities		81,697	197,900	202,044	9,339	(5,700)	485,280	477,847

Total equity and liabilities		87,438	203,000	210,090	6,342	(5,700)	501,170	493,941

*
Assets held for sale of £12,024 million includes £11,977 million in respect of the reinsured UK annuity business (see note D1).

Notes

(i)
£605 million (31 December 2017: £492 million) of the property, plant and equipment of £951 million (31 December 2017: £789 million) was held by the Group's with-profits operations, primarily by the consolidated subsidiaries for venture funds and other investment purposes of the PAC with-profits fund. The Group made additions to property, plant and equipment of £167 million during the period (31 December 2017: £134 million).
(ii)
Reinsurers' share of contract liabilities relate primarily to the reinsurance ceded in respect of the acquired REALIC business by the Group's US insurance operations and the reinsurance of part of the UK Shareholder-backed annuity portfolio as described in note D1.
(iii)
Within other debtors are premiums receivable of £595 million (31 December 2017: £547 million) of which 89 per cent are due within one year. The remaining 11 per cent is due after one year.
(iv)
Within 'Accruals, deferred income and other liabilities' of £13,551 million (31 December 2017: £14,185 million) is an amount of £8,435 million (31 December 2017: £9,305 million) that is due within one year.
(v)
Unallocated to a segment includes central operations, Prudential Capital and Africa operations as per note B1.3.

C2   Analysis of segment statement of financial position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1  Asia

		2018 £m							2017 £m
	Note	With- profits business	Unit- linked assets and liabilities	Other business	Total	Asset- management	Eliminations	30 Jun Total	31 Dec Total

Assets
Goodwill		-	-	245	245	61	-	306	305
Deferred acquisition costs and other intangible assets		48	-	2,561	2,609	5	-	2,614	2,540
Property, plant and equipment		86	-	34	120	3	-	123	125
Reinsurers' share of insurance contract liabilities		79	-	2,179	2,258	-	-	2,258	1,960
Deferred tax assets		-	-	105	105	7	-	112	112
Current tax recoverable		-	4	19	23	-	-	23	58
Accrued investment income		266	57	256	579	32	-	611	595
Other debtors		1,599	232	551	2,382	76	(29)	2,429	2,675
Investment properties		-	-	5	5	-	-	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	723	723	144	-	867	912
Loans	C3.3	757	-	580	1,337	-	-	1,337	1,317
Equity securities and portfolio holdings in unit trusts		16,673	12,592	1,622	30,887	39	-	30,926	29,976
Debt securities	C3.2	24,923	3,771	13,522	42,216	40	-	42,256	40,982
Derivative assets		136	3	52	191	-	-	191	113
Deposits		271	369	530	1,170	33	-	1,203	1,291
Cash and cash equivalents		722	524	820	2,066	111	-	2,177	1,934

Total assets		45,560	17,552	23,804	86,916	551	(29)	87,438	84,900

Total equity		-	-	5,327	5,327	414	-	5,741	5,926

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(b)	36,282	16,094	14,445	66,821	-	-	66,821	64,133
Unallocated surplus of with-profits funds	C4.1(b)	3,766	-	-	3,766	-	-	3,766	3,474
Operational borrowings attributable to shareholder-financed operations		-	10	7	17	-	-	17	50
Borrowings attributable to with-profits operations		32	-	-	32	-	-	32	10
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,042	1,273	235	3,550	-	-	3,550	3,631
Deferred tax liabilities		782	30	362	1,174	-	-	1,174	1,152
Current tax liabilities		54	-	89	143	12	-	155	122
Accruals, deferred income and other liabilities		2,526	137	3,211	5,874	75	(29)	5,920	6,069
Provisions		26	-	99	125	50	-	175	254
Derivative liabilities		50	8	29	87	-	-	87	79

Total liabilities		45,560	17,552	18,477	81,589	137	(29)	81,697	78,974

Total equity and liabilities		45,560	17,552	23,804	86,916	551	(29)	87,438	84,900

Note

The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating businesses are included in the column for 'Other business'.

C2.2  US

		2018 £m						2017 £m
	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Asset management	Eliminations	30 Jun Total	31 Dec Total

Assets
Goodwill		-	-	-	-	-	-	-
Deferred acquisition costs and other intangible assets		-	8,503	8,503	-	-	8,503	8,219
Property, plant and equipment		-	234	234	3	-	237	214
Reinsurers' share of insurance contract liabilities		-	6,436	6,436	-	-	6,436	6,424
Deferred tax assets		-	2,056	2,056	88	-	2,144	2,300
Current tax recoverable		-	292	292	6	-	298	298
Accrued investment income		-	438	438	22	-	460	492
Other debtors		-	236	236	76	(70)	242	248
Investment properties		-	5	5	-	-	5	5
Loans	C3.3	-	9,815	9,815	-	-	9,815	9,630
Equity securities and portfolio holdings in unit trusts		135,546	289	135,835	2	-	135,837	130,630
Debt securities	C3.2	-	36,115	36,115	-	-	36,115	35,378
Derivative assets		-	816	816	-	-	816	1,611
Other investments		-	898	898	3	-	901	848
Deposits		-	-	-	17	-	17	43
Cash and cash equivalents		-	836	836	338	-	1,174	1,658

Total assets		135,546	66,969	202,515	555	(70)	203,000	197,998

Total equity		-	4,896	4,896	204	-	5,100	5,248

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(c)	135,546	49,604	185,150	-	-	185,150	180,724
Core structural borrowings of shareholder-financed operations		-	189	189	-	-	189	184
Operational borrowings attributable to shareholder-financed operations		-	262	262	-	-	262	508
Obligations under funding, securities lending and sale and repurchase agreements		-	5,612	5,612	-	-	5,612	4,304
Deferred tax liabilities		-	1,652	1,652	1	-	1,653	1,845
Current tax liabilities		-	21	21	1	-	22	47
Accruals, deferred income and other liabilities		-	4,642	4,642	342	(70)	4,914	5,109
Provisions		-	12	12	7	-	19	24
Derivative liabilities		-	79	79	-	-	79	5

Total liabilities		135,546	62,073	197,619	351	(70)	197,900	192,750

Total equity and liabilities		135,546	66,969	202,515	555	(70)	203,000	197,998

C2.3  UK and Europe

		2018 £m							2017 £m
			Other funds and subsidiaries
By operating segment	Note	With- profits sub- funds note (i)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	Asset management	Eliminations	30 Jun Total	31 Dec Total

Assets
Goodwill		161	-	-	161	1,153	-	1,314	1,177
Deferred acquisition costs and other intangible assets		101	-	92	193	6	-	199	210
Property, plant and equipment		519	-	33	552	36	-	588	447
Reinsurers' share of insurance contract liabilities		1,213	126	765	2,104	-	-	2,104	2,521
Deferred tax assets		65	-	44	109	21	-	130	157
Current tax recoverable		58	-	197	255	-	-	255	244
Accrued investment income		993	96	374	1,463	8	-	1,471	1,558
Other debtors		1,725	399	656	2,780	909	(109)	3,580	3,118
Investment properties		15,293	647	1,655	17,595	-	-	17,595	16,487
Investment in joint ventures and associates accounted for using the equity method		649	-	-	649	38	-	687	504
Loans	C3.3	3,943	-	1,721	5,664	-	-	5,664	5,986
Equity securities and portfolio holdings in unit trusts		47,590	15,072	15	62,677	155	-	62,832	62,670
Debt securities	C3.2	51,064	6,536	22,144	79,744	-	-	79,744	92,707
Derivative assets		1,844	1	460	2,305	-	-	2,305	2,954
Other investments		5,147	10	1	5,158	-	-	5,158	4,774
Deposits		8,853	1,330	837	11,020	-	-	11,020	9,540
Assets held for sale		47	-	11,977	12,024	-	-	12,024	38
Cash and cash equivalents		2,280	138	593	3,011	409	-	3,420	5,808

Total assets		141,545	24,355	41,564	207,464	2,735	(109)	210,090	210,900

Total equity		-	-	6,032	6,032	2,014	-	8,046	8,245

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(d)	112,339	22,198	20,118	154,655	-	-	154,655	167,589
Unallocated surplus of with-profits funds	C4.1(d)	13,517	-	-	13,517	-	-	13,517	13,477
Operational borrowings attributable to shareholder-financed operations		-	4	126	130	-	-	130	148
Borrowings attributable to with-profits operations		3,557	-	-	3,557	-	-	3,557	3,706
Obligations under funding, securities lending and sale and repurchase agreements		1,193	-	323	1,516	-	-	1,516	1,358
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,998	1,697	86	5,781	-	-	5,781	5,243
Deferred tax liabilities		1,353	-	225	1,578	24	-	1,602	1,703
Current tax liabilities		21	48	80	149	45	-	194	377
Accruals, deferred income and other liabilities		4,549	403	1,047	5,999	459	(109)	6,349	6,609
Provisions		25	-	466	491	193	-	684	784
Derivative liabilities		993	5	1,084	2,082	-	-	2,082	1,661
Liabilities held for sale		-	-	11,977	11,977	-	-	11,977	-

Total liabilities		141,545	24,355	35,532	201,432	721	(109)	202,044	202,655

Total equity and liabilities		141,545	24,355	41,564	207,464	2,735	(109)	210,090	210,900

Notes

(i)
Includes the Scottish Amicable Insurance Fund which, at 30 June 2018, has total assets and liabilities of £5,310 million (31 December 2017: £5,768 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £10.2 billion (31 December 2017: £10.6 billion) of non-profits annuities liabilities.

C3  Assets and liabilities

C3.1  Group assets and liabilities — measurement

(a)
Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)
Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	30 Jun 2018 £m

	Level 1	Level 2	Level 3	Total

Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

With-profits
Loans	-	-	1,848	1,848
Equity securities and portfolio holdings in unit trusts	59,025	4,748	490	64,263
Debt securities	29,680	45,952	355	75,987
Other investments (including derivative assets)	76	3,185	3,866	7,127
Derivative liabilities	(40)	(1,003)	-	(1,043)

Total financial investments, net of derivative liabilities	88,741	52,882	6,559	148,182
Percentage of total	60%	36%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	162,698	494	18	163,210
Debt securities	5,162	5,145	-	10,307
Other investments (including derivative assets)	3	4	7	14
Derivative liabilities	(9)	(4)	-	(13)

Total financial investments, net of derivative liabilities	167,854	5,639	25	173,518
Percentage of total	97%	3%	0%	100%

Non-linked shareholder-backed
Loans	-	-	2,935	2,935
Equity securities and portfolio holdings in unit trusts	2,215	9	10	2,234
Debt securities	17,918	55,795	298	74,011
Other investments (including derivative assets)	34	1,403	909	2,346
Derivative liabilities	(1)	(1,692)	(400)	(2,093)

Total financial investments, net of derivative liabilities	20,166	55,515	3,752	79,433
Percentage of total	25%	70%	5%	100%

Group total analysis, including other financial liabilities held at fair value

Group total
Loans	-	-	4,783	4,783
Equity securities and portfolio holdings in unit trusts	223,938	5,251	518	229,707
Debt securities	52,760	106,892	653	160,305
Other investments (including derivative assets)	113	4,592	4,782	9,487
Derivative liabilities	(50)	(2,699)	(400)	(3,149)

Total financial investments, net of derivative liabilities	276,761	114,036	10,336	401,133
Investment contract liabilities without discretionary participation features held at fair value	-	(16,713)	-	(16,713)
Borrowings attributable to with-profits operations	-	-	(1,746)	(1,746)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,184)	(3,407)	(767)	(9,358)
Other financial liabilities held at fair value	-	-	(3,159)	(3,159)

Total financial instruments at fair value	271,577	93,916	4,664	370,157
Percentage of total	74%	25%	1%	100%

	31 Dec 2017 £m

	Level 1	Level 2	Level 3	Total

Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

With-profits
Loans	-	-	2,023	2,023
Equity securities and portfolio holdings in unit trusts	57,347	4,470	351	62,168
Debt securities	29,143	45,602	348	75,093
Other investments (including derivative assets)	68	3,638	3,540	7,246
Derivative liabilities	(68)	(615)	-	(683)

Total financial investments, net of derivative liabilities	86,490	53,095	6,262	145,847
Percentage of total	60%	36%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	158,631	457	10	159,098
Debt securities	4,993	5,226	-	10,219
Other investments (including derivative assets)	12	4	8	24
Derivative liabilities	-	(1)	-	(1)

Total financial investments, net of derivative liabilities	163,636	5,686	18	169,340
Percentage of total	97%	3%	0%	100%

Non-linked shareholder-backed
Loans	-	-	2,814	2,814
Equity securities and portfolio holdings in unit trusts	2,105	10	10	2,125
Debt securities	21,443	64,313	306	86,062
Other investments (including derivative assets)	7	2,270	876	3,153
Derivative liabilities	-	(1,559)	(512)	(2,071)

Total financial investments, net of derivative liabilities	23,555	65,034	3,494	92,083
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value

Group total
Loans	-	-	4,837	4,837
Equity securities and portfolio holdings in unit trusts	218,083	4,937	371	223,391
Debt securities	55,579	115,141	654	171,374
Other investments (including derivative assets)	87	5,912	4,424	10,423
Derivative liabilities	(68)	(2,175)	(512)	(2,755)

Total financial investments, net of derivative liabilities	273,681	123,815	9,774	407,270
Investment contract liabilities without discretionary participation features held at fair value	-	(17,397)	-	(17,397)
Borrowings attributable to with-profits operations	-	-	(1,887)	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,836)	(3,640)	(413)	(8,889)
Other financial liabilities held at fair value	-	-	(3,031)	(3,031)

Total financial instruments at fair value	268,845	102,778	4,443	376,066
Percentage of total	72%	27%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £35,860 million (31 December 2017: £35,293 million) of debt securities classified as available-for-sale.

Assets and liabilities at amortised cost and their fair value

The table below shows the assets and liabilities carried at amortised cost on the statement of financial position and their fair value. The assets and liabilities that are carried at amortised cost but where the carrying value approximates the fair value, are excluded from the analysis below.

	30 Jun 2018 £m

	Total carrying value	Total fair value

Assets
Loans	12,139	12,710
Liabilities
Investment contract liabilities without discretionary participation features	(3,001)	(3,003)
Core structural borrowings of shareholder-financed operations	(6,367)	(6,518)
Operational borrowings attributable to shareholder-financed operations	(1,618)	(1,618)
Borrowings attributable to the with-profits funds	(1,843)	(1,768)
Obligations under funding, securities lending and sale and repurchase agreements	(7,128)	(7,126)

	31 Dec 2017 £m

	Total carrying value	Total fair value

Assets
Loans	12,205	12,939
Liabilities
Investment contract liabilities without discretionary participation features	(2,997)	(3,032)
Core structural borrowings of shareholder-financed operations	(6,280)	(7,032)
Operational borrowings attributable to shareholder-financed operations	(1,791)	(1,791)
Borrowings attributable to the with-profits funds	(1,829)	(1,832)
Obligations under funding, securities lending and sale and repurchase agreements	(5,662)	(5,828)

(c)
Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities please refer to note C3.1 of the Group's consolidated financial statements for the year ended 31 December 2017.

Of the total level 2 debt securities of £106,892 million at 30 June 2018 (31 December 2017: £115,141 million), £13,871 million are valued internally (31 December 2017: £13,910 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)
Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2018 to that presented at 30 June 2018.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

Half year 2018 £m	At 1 Jan 2018	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2018

Loans	4,837	59	65	2	-	(223)	43	-	-	4,783
Equity securities and portfolio holdings in unit trusts	371	43	(7)	112	(1)	-	-	-	-	518
Debt securities	654	(10)	-	55	(46)	-	-	-	-	653
Other investments (including derivative assets)	4,424	188	46	550	(426)	-	-	-	-	4,782
Derivative liabilities	(512)	57	-	-	-	-	-	-	55	(400)

Total financial investments, net of derivative liabilities	9,774	337	104	719	(473)	(223)	43	-	55	10,336
Borrowings attributable to with-profits operations	(1,887)	(2)	-	-	-	143	-	-	-	(1,746)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(413)	38	-	-	-	22*	(414)	-	-	(767)
Other financial liabilities	(3,031)	(84)	(68)	-	-	103	(79)	-	-	(3,159)

Total financial instruments at fair value	4,443	289	36	719	(473)	45	(450)	-	55	4,664

Full year 2017 £m	At 1 Jan 2017	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec 2017

Loans	2,699	17	(235)	2,129	-	(311)	236	302	-	4,837
Equity securities and portfolio holdings in unit trusts	722	11	(5)	186	(468)	(6)	-	1	(70)	371
Debt securities	942	51	(11)	216	(522)	-	-	-	(22)	654
Other investments (including derivative assets)	4,480	73	(133)	727	(725)	-	-	2	-	4,424
Derivative liabilities	(516)	4	-	-	-	-	-	-	-	(512)

Total financial investments, net of derivative liabilities	8,327	156	(384)	3,258	(1,715)	(317)	236	305	(92)	9,774
Borrowings attributable to with-profits operations	-	(13)	-	-	-	115	(1,989)	-	-	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(883)	(559)	-	(13)	-	1,276*	(234)	-	-	(413)
Other financial liabilities	(2,851)	14	250	-	-	252	(311)	(385)	-	(3,031)

Total financial instruments at fair value	4,593	(402)	(134)	3,245	(1,715)	1,326	(2,298)	(80)	(92)	4,443

*
Includes distributions to third-party investors by subsidiaries held by the UK with-profits funds for investment purposes. These distributions vary period to period depending on the maturity of the subsidiaries and the gains realised by those entities in the period.

Of the total net gains and losses in the income statement of £289 million (31 December 2017: £(402) million), £210 million (31 December 2017: £(139) million) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2018 £m	2017 £m

	30 Jun	31 Dec

Loans	(23)	20
Equity securities	43	(12)
Debt securities	(10)	(5)
Other investments	109	(22)
Derivative liabilities	57	4
Borrowings attributable to with-profit operations	(2)	(13)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	38	(123)
Other financial liabilities	(2)	12

Total	210	(139)

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation. For further detail on the valuation approach for level 3 fair valued assets and liabilities, please refer to note C3.1 of the Group's consolidated financial statements for the year ended 31 December 2017.

At 30 June 2018, the Group held £4,664 million (31 December 2017: £4,443 million) of net financial instruments at fair value within level 3. This represents 1 per cent (31 December 2017: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

The net financial instruments at fair value within level 3 at 30 June 2018 include £1,808 million of loans and a corresponding £1,746 million of borrowings held by a subsidiary of the Group's UK with-profits fund, attaching to the acquisition of a portfolio of buy-to-let mortgages and other loans financed largely by external third-party (non-recourse) borrowings (see note C3.3(c) for further details). The Group's exposure is limited to the investment held by the UK with-profits fund rather than to the individual loans and borrowings themselves. The fair value movements of these loans and borrowings have no effect on shareholders' profit and equity. The most significant non-observable inputs to the mortgage fair value are the level of future defaults and prepayments by the mortgage holders.

Included within these amounts are loans of £2,638 million at 30 June 2018 (31 December 2017: £2,512 million), measured as the loan outstanding balance, plus accrued investment income, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,793 million at 30 June 2018 (31 December 2017: £2,664 million) is also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(155) million (31 December 2017: £(152) million), the level 3 fair valued financial assets net of financial liabilities were £4,819 million (31 December 2017: £4,595 million). Of this amount, a net liability of £(312) million (31 December 2017: net asset of £117 million) is internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (31 December 2017: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability are:

  (a)
  Debt securities of £494 million (31 December 2017: £500 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
  (b)
  Private equity and venture investments in both debt and equity securities of £255 million (31 December 2017: £217 million) which are valued internally using discounted cash flows based on management information available for these investments. The significant unobservable inputs include the determination of expected future cash flows on the investments being valued, determination of the probability of counterparty default and prepayments and the selection of appropriate discount rates. The valuation is performed in accordance with International Private Equity and Venture Capital Association Valuation Guidelines. These investments were principally held by consolidated investment funds that are managed on behalf of third parties.
  (c)
  Equity release mortgage loan investments of £297 million (31 December 2017: £302 million) which are valued internally using the discounted cash flow models. The inputs that are significant to the valuation of these investments are primarily the economic assumptions, being the discount rate (risk-free rate plus a liquidity premium) and property values.
  (d)
  Liabilities of £(735) million (31 December 2017: £(403) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
  (e)
  Derivative liabilities of £(400) million (31 December 2017: £(512) million) which are valued internally using the discounted cash flow method in line with standard market practices but are subject to independent assessment against external counterparties' valuations.
  (f)
  Other sundry individual financial investments of £74 million (31 December 2017: £81 million).

Of the internally valued net liability referred to above of £(312) million (31 December 2017: net asset of £117 million):

  (a)
  A net liability of £(214) million (31 December 2017: net asset of £67 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments.
  (b)
  A net liability of £(98) million (31 December 2017: net liability of £(184) million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally decreased by 10 per cent, the change in valuation would be £10 million (31 December 2017: £18 million), which would increase (reduce)

    shareholders' equity by this amount before tax. All this amount passes through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit.

(e)
Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2018, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to level 2 of £621 million and transfers from level 2 to level 1 of £312 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities.

In addition, the transfers out of level 3 in half year 2018 were £55 million. These transfers were primarily between levels 3 and 2 for derivative liabilities. There were no transfers into level 3 in the period.

(f)
Valuation processes applied by the Group

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C3.2  Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities for US insurance operations classified as 'available-for-sale' under IAS 39 as disclosed in notes C3.2 (b) to (d) below, the Group's debt securities are carried at fair value through profit or loss.

(a)
Credit rating

Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard and Poor's ratings have been used where available, if this isn't the case Moody's and then Fitch have been used as alternatives. For the US NAIC ratings have also been used where relevant. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as 'other'.

	30 Jun 2018 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total

Asia
With-profits	2,496	11,425	3,983	3,351	1,768	1,900	24,923
Unit-linked	726	147	489	1,326	441	642	3,771
Non-linked shareholder-backed	948	3,138	3,234	3,063	2,040	1,099	13,522
Asset Management	12	-	28	-	-	-	40
US
Non-linked shareholder-backed	442	6,338	9,439	13,148	1,035	5,713	36,115
UK and Europe
With-profits	7,091	8,723	11,606	13,544	2,847	7,253	51,064
Unit-linked	358	2,099	1,694	1,448	718	219	6,536
Non-linked shareholder-backed	3,273	6,296	5,138	1,496	223	5,718	22,144
Other operations	673	1,237	177	39	45	19	2,190

Total debt securities	16,019	39,403	35,788	37,415	9,117	22,563	160,305

	31 Dec 2017 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total

Asia
With-profits	2,504	10,641	3,846	3,234	1,810	2,397	24,432
Unit-linked	528	103	510	1,429	372	565	3,507
Non-linked shareholder-backed	990	2,925	3,226	2,970	1,879	1,053	13,043
US
Non-linked shareholder-backed	368	6,352	9,578	12,311	1,000	5,769	35,378
UK and Europe
With-profits	6,492	9,378	11,666	12,856	2,877	7,392	50,661
Unit-linked	670	2,732	1,308	1,793	91	117	6,711
Non-linked shareholder-backed	5,118	11,005	9,625	3,267	258	6,062	35,335
Other operations	742	1,264	182	67	36	16	2,307

Total debt securities	17,412	44,400	39,941	37,927	8,323	23,371	171,374

  The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as 'Other' can be further analysed as follows:

	2018 £m	2017 £m

Asia	30 Jun	31 Dec

Non-linked shareholder-backed
Internally rated
Government bonds	23	25
Corporate bonds – rated as investment grade by local external ratings agencies	1,006	959
Other	70	69

Total Asia non-linked shareholder-backed	1,099	1,053

	2018 £m			2017 £m

US	Mortgage -backed securities	Other securities	30 Jun Total	31 Dec Total

Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	1,802	2,101	3,903	3,918
NAIC 2	14	1,767	1,781	1,794
NAIC 3-6	3	26	29	57

Total US**	1,819	3,894	5,713	5,769

*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**
Mortgage-backed securities totalling £1,545 million at 30 June 2018 have credit ratings issued by Standard & Poor's of BBB- or above and hence are designated as investment grade. Other securities totalling £3,868 million at 30 June 2018 with NAIC ratings 1 or 2 are also designated as investment grade.

	2018 £m	2017 £m

UK and Europe	30 Jun	31 Dec

Internal ratings or unrated
AAA to A-	7,828	7,994
BBB to B-	2,866	3,141
Below B- or unrated	2,496	2,436

Total UK and Europe	13,190	13,571

(b)  Additional analysis of US insurance operations debt securities

	2018 £m	2017 £m

	30 Jun	31 Dec

Corporate and government security and commercial loans:
Government	4,737	4,835
Publicly traded and SEC Rule 144A securities*	23,346	22,849
Non-SEC Rule 144A securities	4,659	4,468
Asset backed securities (see note (e))	3,373	3,226

Total US debt securities**	36,115	35,378

*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
**
Debt securities for US operations included in the statement of financial position comprise:

	2018 £m	2017 £m

	30 Jun	31 Dec

Available-for-sale	35,860	35,293
Fair value through profit and loss	255	85

	36,115	35,378

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale securities

The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,205 million to a net unrealised loss of £247 million as analysed in the table below.

	30 Jun 2018 £m	Foreign exchange translation**	Changes in unrealised appreciation	31 Dec 2017 £m

	Reflected as part of movement in other comprehensive income

Assets fair valued at below book value
Book value*	23,159			6,325
Unrealised gain (loss)	(762)	(30)	(626)	(106)

Fair value (as included in statement of financial position)	22,397			6,219

Assets fair valued at or above book value
Book value*	12,948			27,763
Unrealised gain (loss)	515	(1)	(795)	1,311

Fair value (as included in statement of financial position)	13,463			29,074

Total
Book value*	36,107			34,088
Net unrealised gain (loss)	(247)	(31)	(1,421)	1,205

Fair value (as included in the footnote above in the overview table and the statement of financial position)	35,860			35,293

*
Book value represents cost/amortised cost of the debt securities.
**
Translated at the average rate of US$1.38: £1.00.
(d)
US debt securities classified as available-for-sale in an unrealised loss position

(i)  Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2018 £m		31 Dec 2017 £m

	Fair value	Unrealised loss	Fair value	Unrealised loss

Between 90% and 100%	22,187	(729)	6,170	(95)
Between 80% and 90%	195	(29)	36	(6)
Below 80%:

Other than mortgage-backed securities	-	-	10	(4)
Corporate bonds	15	(4)	3	(1)

	15	(4)	13	(5)

Total	22,397	(762)	6,219	(106)

(ii)  Unrealised losses by maturity of security

	2018 £m	2017 £m
30 Jun		31 Dec

1 year to 5 years	(65)	(7)
5 year to 10 years	(348)	(41)
More than 10 years	(297)	(39)
Mortgage-backed and other debt securities	(52)	(19)

Total	(762)	(106)

(iii)  Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2018 £m			31 Dec 2017 £m
Age analysis	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(14)	(418)	(432)	(4)	(31)	(35)
6 months to 1 year	(7)	(148)	(155)	(1)	(4)	(5)
1 year to 2 years	(1)	(148)	(149)	-	(49)	(49)
2 year to 3 years	-	(1)	(1)	(1)	(6)	(7)
More than 3 years	(1)	(24)	(25)	-	(10)	(10)

	(23)	(739)	(762)	(6)	(100)	(106)

Further, the following table shows the age analysis as at 30 June 2018 of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2018 £m		31 Dec 2017 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Less than 3 months	13	(3)	2	-
3 months to 6 months	-	-	1	(1)
More than 6 months	2	(1)	10	(4)

	15	(4)	13	(5)

(e)
Asset-backed securities

The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2018 are as follows:

	2018 £m	2017 £m
	30 Jun	31 Dec

Shareholder-backed operations:
Asia operationsnote(i)	97	118
US operationsnote(ii)	3,373	3,226
UK insurance operations (2018: 33% AAA, 15% AA)note(iii)	960	1,070
Other operationsnote(iv)	507	589

	4,937	5,003

With-profits operations:
Asia operationsnote(i)	192	233
UK insurance operations (2018: 65% AAA, 10% AA)note(iii)	5,414	5,658

	5,606	5,891

Total	10,543	10,894

Notes

(i)
Asia operations

The Asia operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £192 million, 100 per cent (31 December 2017: 98 per cent) are investment grade.

(ii)
US operations

US operations' exposure to asset-backed securities at 30 June 2018 comprises:

	2018 £m	2017 £m
	30 Jun	31 Dec

RMBS
Sub-prime (2018: 2% AAA, 6% AA, 3% A)	105	112
Alt-A (2018: 3% AAA, 2% A)	117	126
Prime including agency (2018: 5% AAA, 67% AA, 8% A)	425	440
CMBS (2018: 83% AAA, 16% AA, 1% A)	1,638	1,579
CDO funds (2018: 13% AA, 87% A), including £nil exposure to sub-prime	11	28
Other ABS (2018: 16% AAA, 16% AA, 53% A), including £93 million exposure to sub-prime	1,077	941

Total	3,373	3,226

(iii)
UK and Europe operations

The majority of holdings of the shareholder-backed business are UK securities and relate to PAC's annuity business. Of the holdings of the with-profits operations, £1,833 million (31 December 2017: £1,913 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.

(iv)
Other operations

Other operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £507 million, 99 per cent (31 December 2017: 96 per cent) are graded AAA.

(f)
Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2018 are analysed as follows:

Exposure to sovereign debts

	30 Jun 2018 £m		31 Dec 2017 £m
	Shareholder- backed business	With- profits funds	Shareholder- backed business	With- profits funds

Italy	-	60	58	63
Spain	36	18	34	18
France	23	6	23	38
Germany*	663	315	693	301
Other Eurozone	77	30	82	31

Total Eurozone	799	429	890	451
United Kingdom	3,482	3,130	5,918	3,287
United States**	5,243	10,519	5,078	10,156
Other, including Asia	4,923	2,314	4,638	2,143

Total	14,447	16,392	16,524	16,037

*
Including bonds guaranteed by the federal government.
**
The exposure to the United States sovereign debt comprises holdings of the US, UK and Europe and Asia insurance operations.

Exposure to bank debt securities

	2018 £m							2017 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	30 Jun Total	31 Dec Total

Italy	-	-	-	-	-	-	-	-
Spain	42	36	78	-	-	-	78	68
France	27	37	64	13	4	17	81	86
Germany	30	-	30	-	89	89	119	117
Netherlands	-	45	45	-	6	6	51	71
Other Eurozone	15	-	15	-	-	-	15	15

Total Eurozone	114	118	232	13	99	112	344	357
United Kingdom	575	545	1,120	5	164	169	1,289	1,382
United States	-	2,399	2,399	1	95	96	2,495	2,619
Other, including Asia	16	699	715	105	391	496	1,211	1,163

Total	705	3,761	4,466	124	749	873	5,339	5,521

With-profits funds
Italy	-	38	38	-	-	-	38	31
Spain	-	21	21	-	-	-	21	16
France	8	245	253	2	63	65	318	286
Germany	141	31	172	-	35	35	207	180
Netherlands	-	216	216	5	6	11	227	199
Other Eurozone	-	27	27	-	-	-	27	27

Total Eurozone	149	578	727	7	104	111	838	739
United Kingdom	865	797	1,662	2	368	370	2,032	1,938
United States	-	2,188	2,188	47	298	345	2,533	2,518
Other, including Asia	580	1,451	2,031	327	430	757	2,788	2,531

Total	1,594	5,014	6,608	383	1,200	1,583	8,191	7,726

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group's joint venture operations.

C3.3  Loans portfolio

(a)
Overview of loans portfolio

Loans are principally accounted for at amortised cost, net of impairment except for:

  –
  Certain mortgage loans which have been designated at fair value through profit or loss of the UK and Europe insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
  –
  Certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2018 £m				31 Dec 2017 £m
	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total

Asia
With-profits	-	652	105	757	-	613	112	725
Non-linked shareholder-backed	170	217	193	580	177	216	199	592
US
Non-linked shareholder-backed	6,292	3,523	-	9,815	6,236	3,394	-	9,630
UK and Europe
With-profits	2,267	4	1,672	3,943	2,441	4	1,823	4,268
Non-linked shareholder-backed	1,686	-	35	1,721	1,681	-	37	1,718
Other operations	-	-	106	106	-	-	109	109

Total loans securities	10,415	4,396	2,111	16,922	10,535	4,227	2,280	17,042

*
All mortgage loans are secured by properties.
**
In the US £2,638 million (31 December 2017: £2,512 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
†
Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans. The majority of other loans in shareholder-backed business in Asia are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.
(b)
Additional information on US mortgage loans

In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is £13.3 million (31 December 2017: £12.6 million). The portfolio has a current estimated average loan to value of 55 per cent (31 December 2017: 55 per cent).

At 30 June 2018, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (31 December 2017: none).

(c)
Additional information on UK mortgage loans

The UK with-profits fund invests in an entity established to acquire a portfolio of buy-to-let mortgage loans. The vehicle financed the acquisition through the issue of debt instruments, largely to external parties, securitised upon the loans acquired. These third-party borrowings have no recourse to any other assets of the Group and the Group's exposure is limited to the amount invested by the UK with-profits fund.

By carrying value, 99.99 per cent of the £1,686 million (31 December 2017: 99.98 per cent of £1,681 million) mortgage loans held by the UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 32 per cent (31 December 2017: 31 per cent).

C4      Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1  Movement and duration of liabilities

C4.1(a) Group overview

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
Half year 2018 movements	Asia note C4.1(b)	US note C4.1(c)	UK and Europe note C4.1(d)	Total

At 1 January 2018	73,839	180,724	181,066	435,629

Comprising:

- Policyholder liabilities on the consolidated statement of financial position‡	62,898	180,724	167,589	411,211
(excludes £32 million classified as unallocated to a segment)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	13,477	16,951
- Group's share of policyholder liabilities of joint ventures and associate†	7,467	-	-	7,467

Reclassification of reinsured UK annuity contracts as held for sale*	-	-	(12,002)	(12,002)
Net flows:
Premiums	6,247	7,111	6,964	20,322
Surrenders	(1,547)	(5,953)	(3,446)	(10,946)
Maturities/deaths	(838)	(1,076)	(3,499)	(5,413)

Net flows	3,862	82	19	3,963
Shareholders' transfers post tax	(27)	-	(127)	(154)
Investment-related items and other movements	(1,349)	(103)	(801)	(2,253)
Foreign exchange translation differences	690	4,447	17	5,154

As at 30 June 2018	77,015	185,150	168,172	430,337

Comprising:

- Policyholder liabilities on the consolidated statement of financial position‡	65,640	185,150	154,655	405,445
(excludes £37 million classified as unallocated to a segment)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,766	-	13,517	17,283
- Group's share of policyholder liabilities of joint ventures and associate†	7,609	-	-	7,609

Half year 2017 movements

At 1 January 2017	62,784	177,626	169,304	409,714

Comprising:

- Policyholder liabilities on the consolidated statement of financial position‡	53,716	177,626	157,654	388,996
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	11,650	14,317
- Group's share of policyholder liabilities of joint ventures and associate†	6,401	-	-	6,401

Net flows:
Premiums	5,699	8,148	7,756	21,603
Surrenders	(1,508)	(5,071)	(3,816)	(10,395)
Maturities/deaths	(880)	(1,119)	(3,533)	(5,532)

Net flows	3,311	1,958	407	5,676
Shareholders' transfers post tax	(27)	-	(115)	(142)
Investment-related items and other movements	4,288	7,124	5,214	16,626
Foreign exchange translation differences	(2,035)	(8,929)	130	(10,834)

At 30 June 2017	68,321	177,779	174,940	421,040

Comprising:

- Policyholder liabilities on the consolidated statement of financial position‡	58,348	177,779	162,853	398,980
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,003	-	12,087	15,090
- Group's share of policyholder liabilities of joint ventures and associate†	6,970	-	-	6,970

Average policyholder liability balances**
Half year 2018	71,807	182,937	161,122	415,866
Half year 2017	62,718	177,702	160,254	400,674

*
The reclassification of the reinsured UK annuity business as held for sale reflects the value of policyholder liabilities held at 1 January 2018. Movements in items covered by the reinsurance contract prior to the 14 March inception date are included within net flows of the UK and Europe business.
**
Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

†
The Group's investment in joint ventures and associates are accounted for on an equity method basis in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relates to life businesses in China, India and of the Takaful business in Malaysia.
‡
The policyholder liabilities of the Asia insurance operations of £65,640 million (30 June 2017: £58,348 million), shown in the table above, are after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,181 million (30 June 2017: £1,271 million) to the Hong Kong with-profits business. Including this amount, total Asia policyholder liabilities were £66,821 million (30 June 2017: £59,619 million).

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims (surrenders, maturities and deaths) represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2018 £m
	Asia	US	UK and Europe	Total note (b)

At 1 January 2018	37,402	180,724	56,367	274,493
Reclassification of reinsured UK annuity contracts as held for sale*	-	-	(12,002)	(12,002)
Net flows:
Premiums	3,266	7,111	681	11,058
Surrenders	(1,383)	(5,953)	(1,200)	(8,536)
Maturities/deaths	(420)	(1,076)	(1,294)	(2,790)

Net flowsnote	1,463	82	(1,813)	(268)
Investment-related items and other movements	(718)	(103)	(236)	(1,057)
Foreign exchange translation differences	1	4,447	-	4,448

At 30 June 2018	38,148	185,150	42,316	265,614

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	30,539	185,150	42,316	258,005
(excludes £37 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	7,609	-	-	7,609

	Half year 2017 £m
	Asia	US	UK and Europe	Total

At 1 January 2017	32,851	177,626	56,158	266,635
Net flows:
Premiums	2,801	8,148	1,658	12,607
Surrenders	(1,335)	(5,071)	(1,500)	(7,906)
Maturities/deaths	(450)	(1,119)	(1,325)	(2,894)

Net flowsnote	1,016	1,958	(1,167)	1,807
Investment-related items and other movements	1,912	7,124	1,500	10,536
Foreign exchange translation differences	(739)	(8,929)	-	(9,668)

At 30 June 2017	35,040	177,779	56,491	269,310

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	28,070	177,779	56,491	262,340
- Group's share of policyholder liabilities relating to joint ventures and associate	6,970	-	-	6,970

*
The reclassification of the reinsured UK annuity business as held for sale reflects the value of policyholder liabilities held at 1 January 2018. Movements in items covered by the reinsurance contract prior to the 14 March inception date are included within net flows of the UK and Europe business.

Note
Including net flows of the Group's insurance joint ventures and associate.

C4.1(b)  Asia insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	£m
Half year 2018 movements	With-profits business*	Unit-linked liabilities	Other business	Total

At 1 January 2018	36,437	20,027	17,375	73,839
Comprising:

- Policyholder liabilities on the consolidated statement of financial position	32,963	16,263	13,672	62,898
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	-	3,474
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,764	3,703	7,467

Premiums:
New business	432	870	435	1,737
In-force	2,549	841	1,120	4,510

	2,981	1,711	1,555	6,247
Surrendersnote (c)	(164)	(1,071)	(312)	(1,547)
Maturities/deaths	(418)	(93)	(327)	(838)

Net flowsnote (b)	2,399	547	916	3,862
Shareholders' transfers post tax	(27)	-	-	(27)
Investment-related items and other movementsnote (d)	(631)	(652)	(66)	(1,349)
Foreign exchange translation differencesnote (a)	689	(142)	143	690

At 30 June 2018	38,867	19,780	18,368	77,015

Comprising:

- Policyholder liabilities on the consolidated statement of financial position*	35,101	16,094	14,445	65,640
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,766	-	-	3,766
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,686	3,923	7,609

Half year 2017 movements

At 1 January 2017	29,933	17,507	15,344	62,784
Comprising:

- Policyholder liabilities on the consolidated statement of financial position	27,266	14,289	12,161	53,716
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	-	2,667
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,218	3,183	6,401

Premiums:
New business	676	527	528	1,731
In-force	2,222	805	941	3,968

	2,898	1,332	1,469	5,699
Surrendersnote (c)	(173)	(1,102)	(233)	(1,508)
Maturities/deaths	(430)	(82)	(368)	(880)

Net flowsnote (b)	2,295	148	868	3,311
Shareholders' transfers post tax	(27)	-	-	(27)
Investment-related items and other movementsnote (d)	2,376	1,551	361	4,288
Foreign exchange translation differencesnote (a)	(1,296)	(373)	(366)	(2,035)

At 30 June 2017	33,281	18,833	16,207	68,321

Comprising:

- Policyholder liabilities on the consolidated statement of financial position	30,278	15,326	12,744	58,348
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,003	-	-	3,003
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,507	3,463	6,970

Average policyholder liability balances†
Half year 2018	34,032	19,903	17,872	71,807
Half year 2017	28,772	18,170	15,776	62,718

*
The policyholder liabilities of the with-profits business of £35,101 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,181 million to the Hong Kong with-profits business (30 June 2017: £1,271 million). Including this amount the Asia with-profits policyholder liabilities are £36,282 million (30 June 2017: £31,549 million)
†
Averages have been based on opening and closing balances and adjusted for any acquisitions, disposals and corporate transactions arising in the period and exclude unallocated surplus of with-profits funds.
‡
The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business in China, India and of the Takaful business in Malaysia.

Notes

(a)
Movements in the period have been translated at the average exchange rates for the period ended 30 June 2018. The closing balance has been translated at the closing spot rates as at 30 June 2018. Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows increased by 17 per cent from £3,311 million in half year 2017 to £3,862 million in half year 2018 predominantly reflecting continued growth of the in-force book.
(c)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 3.7 per cent in the first half of 2018 (half year 2017: 4.1 per cent).
(d)
Investment-related items and other movements in the first half of 2018 primarily represent unrealised investments losses following unfavourable equity markets in the period and rising interest rates.

C4.1(c)  US insurance operations

(i)
Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations

	£m
Half year 2018 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total

At 1 January 2018	130,528	50,196	180,724
Premiums	5,528	1,583	7,111
Surrenders	(4,225)	(1,728)	(5,953)
Maturities/deaths	(540)	(536)	(1,076)

Net flowsnote (b)	763	(681)	82
Transfers from general to separate account	387	(387)	-
Investment-related items and other movementsnote (c)	582	(685)	(103)
Foreign exchange translation differencesnote (a)	3,286	1,161	4,447

At 30 June 2018	135,546	49,604	185,150

Half year 2017 movements

At 1 January 2017	120,411	57,215	177,626
Premiums	5,981	2,167	8,148
Surrenders	(3,409)	(1,662)	(5,071)
Maturities/deaths	(541)	(578)	(1,119)

Net flowsnote (b)	2,031	(73)	1,958
Transfers from general to separate account	1,240	(1,240)	-
Investment-related items and other movements	7,236	(112)	7,124
Foreign exchange translation differencesnote (a)	(6,183)	(2,746)	(8,929)

At 30 June 2017	124,735	53,044	177,779

Average policyholder liability balances*
Half year 2018	133,037	49,900	182,937
Half year 2017	122,573	55,129	177,702

*
Averages have been based on opening and closing balances.

Notes

(a)
Movements in the period have been translated at an average rate of US$1.38: £1.00 (30 June 2017: US$1.26: £1.00). The closing balance has been translated at closing rate of US$1.32:£1.00 (31 December 2017: US$1.30:£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows in the first half of 2018 were £82 million (first half of 2017: £1,958 million) as we continue to grow the business with gross inflows of £7,111 million, principally into variable annuities, more than exceeding surrenders and maturities in the period which are expected to grow in line with the business.
(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £582 million for the first six months in 2018 represents positive separate account return mainly following the increase in the US equity market in the period. For fixed annuity, GIC and other business, investment-related items and other movements mainly represent accounting value movements on the guaranteed liabilities driven by increase in interest rates.

C4.1(d)  UK and Europe insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK and Europe insurance operations from the beginning of the period to 30 June is as follows:

	£m
		Shareholder-backed funds and subsidiaries
Half year 2018 movements	With-profits sub-fund†	Unit-linked liabilities	Annuity and other long-term business	Total

At 1 January 2018	124,699	23,145	33,222	181,066
Comprising:

- Policyholder liabilities	111,222	23,145	33,222	167,589
- Unallocated surplus of with-profits funds	13,477	-	-	13,477

Reclassification of reinsured UK annuity contracts as held for sale*	-	-	(12,002)	(12,002)
Premiums	6,283	516	165	6,964
Surrenders	(2,246)	(1,163)	(37)	(3,446)
Maturities/deaths	(2,205)	(313)	(981)	(3,499)

Net flowsnote (a)	1,832	(960)	(853)	19
Shareholders' transfers post tax	(127)	-	-	(127)
Switches	(89)	89	-	-
Investment-related items and other movementsnote (b)	(476)	(76)	(249)	(801)
Foreign exchange translation differences	17	-	-	17

At 30 June 2018	125,856	22,198	20,118	168,172

Comprising:

- Policyholder liabilities	112,339	22,198	20,118	154,655
- Unallocated surplus of with-profits funds	13,517	-	-	13,517

Half year 2017 movements

At 1 January 2017	113,146	22,119	34,039	169,304
Comprising:

- Policyholder liabilities	101,496	22,119	34,039	157,654
- Unallocated surplus of with-profits funds	11,650	-	-	11,650

Premiums	6,098	1,484	174	7,756
Surrenders	(2,316)	(1,472)	(28)	(3,816)
Maturities/deaths	(2,208)	(323)	(1,002)	(3,533)

Net flowsnote (a)	1,574	(311)	(856)	407
Shareholders' transfers post tax	(115)	-	-	(115)
Switches	(91)	91	-	-
Investment-related items and other movementsnote (b)	3,805	1,018	391	5,214
Foreign exchange translation differences	130	-	-	130

At 30 June 2017	118,449	22,917	33,574	174,940

Comprising:

- Policyholder liabilities	106,362	22,917	33,574	162,853
- Unallocated surplus of with-profits funds	12,087	-	-	12,087

Average policyholder liability balances**
Half year 2018	111,781	22,671	26,670	161,122
Half year 2017	103,929	22,518	33,807	160,254

*
The reclassification of the reinsured UK annuity business as held for sale reflects the value of policyholder liabilities held at 1 January 2018. Movements in items covered by the reinsurance contract prior to the 14 March inception date are included within net flows.
**
Averages have been based on opening and closing balances and adjusted for any acquisitions, disposals and corporate transactions arising in the period and exclude unallocated surplus of with-profits funds.
†
Includes the Scottish Amicable Insurance Fund.

Notes

(a)
Net flows have declined from net inflows of £407 million in the first half of 2017 to net inflows of £19 million in the same period of 2018 due primarily to lower premium flows into unit-linked business. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the period.
(b)
Investment-related items and other movements for with-profits business principally comprise investment return attributable to policyholders earned in the period reflecting unfavourable equity market movements. For shareholder-backed annuity and other long-term business, investment-related items and other movements include the effects of movement in interest rates and credit spreads.

C5      Intangible assets

(a)
Goodwill

	Attributable to:
	Shareholders	With-profits	2018 £m	2017 £m

			30 Jun	31 Dec

Cost
At beginning of year	1,458	24	1,482	1,628
Disposals/reclassifications to held for sale	-	(10)	(10)	(155)
Additions in the period	-	149	149	9
Exchange differences	1	(2)	(1)	-

Net book amount at end of year	1,459	161	1,620	1,482

Goodwill comprises:

	2018 £m	2017 £m
	30 Jun	31 Dec

M&G	1,153	1,153
Other - attributable to shareholders	306	305

Goodwill - attributable to shareholders	1,459	1,458
Venture fund investments - attributable to with-profits funds	161	24

	1,620	1,482

Other goodwill attributable to shareholders represents amounts allocated to entities in Asia. These goodwill amounts are not individually material.

During the first half of 2018, the PAC with-profits fund, via its venture fund holdings managed by M&G Prudential asset management, made a small number of acquisitions that are consolidated by the Group resulting in an addition to goodwill of £149 million. As these transactions are within the with-profits fund, they have no impact on shareholders' profit or equity for the period ended 30 June 2018. The impact on the Group's consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2018, the revenue and profit of the Group for half year 2018 would not have been materially different.

(b)
Deferred acquisition costs and other intangible assets

	2018 £m	2017 £m
	30 Jun	31 Dec

Deferred acquisition costs and other intangible assets attributable to shareholders	11,210	10,866
Deferred acquisition costs and other intangible assets attributable to with-profits funds	149	145

Total of deferred acquisition costs and other intangible assets	11,359	11,011

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2018 £m	2017 £m
	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	9,596	9,170
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	61	63

	9,657	9,233

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	35	36
Distribution rights and other intangibles	1,518	1,597

	1,553	1,633

Total of deferred acquisition costs and other intangible assets	11,210	10,866

	2018 £m						2017 £m
	Deferred acquisition costs
	Asia insurance	US insurance	UK and Europe insurance	All asset management	PVIF and other intangibles* note	30 Jun Total	31 Dec Total

Balance at beginning of period:	946	8,197	84	6	1,633	10,866	10,755
Additions	199	290	7	1	14	511	1,240
Amortisation to the income statement:†

Operating profit	(70)	(280)	(6)	(3)	(88)	(447)	(709)
Non-operating profit		(199)				(199)	455

	(70)	(479)	(6)	(3)	(88)	(646)	(254)
Disposals and transfers	-	-	-	-	(11)	(11)	-
Exchange differences and other movements	6	206	-	1	5	218	(799)
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income†	-	272	-	-	-	272	(76)

Balance at end of period	1,081	8,486	85	5	1,553	11,210	10,866

*
PVIF and other intangibles includes amounts in relation to software rights with additions of £10 million, amortisation of £18 million, disposals of £10 million and a balance at 30 June 2018 of £49 million.

†
Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (full year 2017: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items.

Note

PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time.

US insurance operations

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2018 £m	2017 £m
	30 Jun	31 Dec

Variable annuity business	8,258	8,208
Other business	241	278
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(13)	(289)

Total DAC for US operations	8,486	8,197

*
Consequent upon the negative unrealised valuation movement for half year 2018 of £1,421 million (31 December 2017: positive unrealised valuation movement of £617 million), there is a gain of £272 million (31 December 2017: a loss of £76 million) for altered 'shadow' DAC amortisation booked within other comprehensive income. These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2018, the cumulative shadow DAC balance as shown in the table above was negative £13 million (31 December 2017: negative £289 million).

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

  (i)
  A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

  (ii)
  An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2018, the DAC amortisation charge for operating profit was determined after including a charge for accelerated amortisation of £42 million (half year 2017 credit for deceleration: £36 million). The acceleration arising in the first half of 2018 reflects a mechanical reduction in the projected separate account return for the next five years under the mean-reversion technique. Under this technique the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current period) the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period. The acceleration in DAC amortisation in the first half of 2018, is driven, in part, by the lower than expected return in 2015 falling out of the eight-year period and primarily represents the reversal of the benefit received in 2015 under the mean reversion formula.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 1 July 2018, it would take approximate movements in separate account values of more than either negative 33.1 per cent or positive 34.6 per cent for mean reversion assumption to move outside the corridor.

C6      Borrowings

C6.1  Core structural borrowings of shareholder-financed operations

	2018 £m	2017 £m
	30 Jun	31 Dec

Holding company operations:note (i)
Perpetual Subordinated Capital Securities (Tier 1)note (iv)	833	814
Perpetual Subordinated Capital Securities (Tier 2)	2,388	2,326
Subordinated notes (Tier 2)	2,133	2,132

Subordinated debt total	5,354	5,272
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249

Holding company total	5,903	5,821
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027note (v)	189	184

Total (per condensed consolidated statement of financial position)note (vi)	6,367	6,280

Notes

(i)
These debt tier classifications are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The Group has designated US$4,275 million (31 December 2017: US$4,275 million) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
The Prudential Capital bank loan of £275 million is drawn at a cost of 12 month GBP LIBOR plus 0.33 per cent. The loan was renewed in December 2017 maturing on 20 December 2022 with an option to repay annually.
(iv)
These borrowings can be converted, in whole or part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(v)
Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.
(vi)
The maturity profile, currency and interest rates applicable to all other core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group's consolidated financial statements for the year ended 31 December 2017.

C6.2  Other borrowings

(a)
Operational borrowings attributable to shareholder-financed operations

	2018 £m	2017 £m
	30 Jun	31 Dec

Borrowings in respect of short-term fixed income securities programmes:
Commercial paper	909	485
Medium Term Notes 2018	300	600

	1,209	1,085
Other borrowingsnote	409	706

Total	1,618	1,791

Note

Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson. In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(b)
Borrowings attributable to with-profits operations

	2018 £m	2017 £m
	30 Jun	31 Dec

Non-recourse borrowings of consolidated investment funds*	3,521	3,570
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	-	100
Other borrowings (predominantly obligations under finance leases)	68	46

Total	3,589	3,716

*
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
**
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund. These bonds were redeemed in full on 30 June 2018.

C7      Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2018 £m
	At 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	At 30 Jun

Deferred tax assets
Unrealised losses or gains on investments	14	(1)	55	(1)	67
Balances relating to investment and insurance contracts	1	-	-	-	1
Short-term temporary differences	2,498	(343)	(12)	44	2,187
Capital allowances	14	1	-	1	16
Unused tax losses	100	63	1	-	164

Total	2,627	(280)	44	44	2,435

Deferred tax liabilities
Unrealised losses or gains on investments	(1,748)	126	186	32	(1,404)
Balances relating to investment and insurance contracts	(872)	(49)	-	(4)	(925)
Short-term temporary differences	(2,041)	27	(11)	(36)	(2,061)
Capital allowances	(54)	-	-	1	(53)

Total	(4,715)	104	175	(7)	(4,443)

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The principal reasons for the decrease in deferred tax assets are a reduction in the deferred tax asset in the US insurance business relating to a narrowing of the difference between the accounting basis and tax basis for insurance reserves following changes in US interest rates, combined with a reduction in the deferred tax asset for losses on derivatives, which for US tax purposes are spread across three years, reflecting a lower level of losses in the first half of 2018 (and therefore a lower amount deferred to subsequent periods) compared to the first half of 2017.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2018 half year results and financial position at 30 June 2018 the following tax benefits have not been recognised:

	2018		2017
	30 Jun		31 Dec
	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn

Capital losses	70	0.4	79	0.4
Trading losses	42	0.2	74	0.3

Of the unrecognised trading losses, losses giving rise to a tax benefit of £38 million will expire within the next seven years, the rest have no expiry date.

C8      Defined benefit pension schemes

(a)
IAS 19 financial positions

The Group's businesses operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2018 £m					2017 £m
	30 Jun					31 Dec
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total

Underlying economic surplus (deficit)	891	(62)	143	(1)	971	721	(137)	109	(1)	692
Less: unrecognised surplus	(657)	-	-	-	(657)	(485)	-	-	-	(485)

Economic surplus (deficit) (including investment in Prudential insurance policies)	234	(62)	143	(1)	314	236	(137)	109	(1)	207
Attributable to:

PAC with-profits fund	164	(25)	-	-	139	165	(55)	-	-	110
Shareholder-backed operations	70	(37)	143	(1)	175	71	(82)	109	(1)	97

Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	-	(214)	-	(214)	-	-	(151)	-	(151)

IAS 19 pension asset (liability) on the Group statement of financial position*	234	(62)	(71)	(1)	100	236	(137)	(42)	(1)	56

*
At 30 June 2018, the PSPS pension asset of £234 million (31 December 2017: £236 million) and the other schemes' pension liabilities of £134 million (31 December 2017: £180 million) are included within 'Other debtors' and 'Provisions' respectively in the consolidated statement of financial position.

Triennial actuarial valuations

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The actuarial valuation differs from the IAS 19 accounting basis valuation in a number of respects, including the discount rate assumption where IAS 19 prescribes a rate based on high quality corporate bonds while a more 'prudent' assumption is used for the actuarial valuation.

The triennial valuation for the PSPS as at 5 April 2017 was completed in the first half of 2018 demonstrating that there is no change to the ongoing contributions which are kept at the minimum level required under the scheme rules.

For SASPS, the current funding arrangement agreed with the trustees based on the last completed triennial valuation as at 31 March 2017 is described in note C9 of the Group's consolidated financial statements for the year ended 31 December 2017.

The triennial valuation for the M&GGPS as at 31 December 2017 is currently in progress.

(b)
Estimated pension scheme surpluses and deficits

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 30 June 2018, M&GGPS held investments in Prudential insurance policies of £214 million (31 December 2017: £151 million).

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2018 £m
	Surplus (deficit) in schemes at 1 Jan 2018	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 30 Jun 2018

All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	692	(15)	267	27	971
Less: amount attributable to PAC with-profits fund	(473)	4	(144)	(10)	(623)

Shareholders' share:
Gross of tax surplus (deficit)	219	(11)	123	17	348
Related tax	(42)	2	(24)	(3)	(67)

Net of shareholders' tax	177	(9)	99	14	281

Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(485)	(6)	(166)	-	(657)
Less: amount attributable to PAC with-profits fund	363	4	117	-	484

Shareholders' share:
Gross of tax	(122)	(2)	(49)	-	(173)
Related tax	23	-	10	-	33

Net of shareholders' tax	(99)	(2)	(39)	-	(140)

With the effect of IFRIC 14
Surplus (deficit)	207	(21)	101	27	314
Less: amount attributable to PAC with-profits fund	(110)	8	(27)	(10)	(139)

Shareholders' share:
Gross of tax surplus (deficit)	97	(13)	74	17	175
Related tax	(19)	2	(14)	(3)	(34)

Net of shareholders' tax	78	(11)	60	14	141

C9      Share capital, share premium and own shares

	30 Jun 2018			31 Dec 2017
	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m

Issued shares of 5p each fully paid:
At 1 January	2,587,175,445	129	1,948	2,581,061,573	129	1,927
Shares issued under share-based schemes	4,697,422	-	6	6,113,872	-	21

At end of period	2,591,872,867	129	1,954	2,587,175,445	129	1,948

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2018, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to

30 June 2018	5,851,810	629p	1,455p	2023
31 December 2017	6,448,853	629p	1,455p	2023

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £197 million at 30 June 2018 (31 December 2017: £250 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2018, 9.7 million (31 December 2017: 11.4 million) Prudential plc shares with a market value of £168 million (31 December 2017: £218 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 14.9 million which was in March 2018.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m

Half year 2018	1.8	32.2
Full year 2017	3.9	66.1

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2018 was 4.8 million (31 December 2017: 6.4 million) and the cost of acquiring these shares of £46 million (31 December 2017: £71 million) is included in the cost of own shares. The market value of these shares as at 30 June 2018 was £84 million (31 December 2017: £121 million). During 2018, these funds made disposals of 1,556,423 Prudential shares (31 December 2017: additions of 372,029) for a net decrease of £24.4 million to book cost (31 December 2017: net increase of £9.4 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2018 or 2017.

D        Other notes

D1      Held for sale and corporate transactions

'(Loss) gain on disposal of businesses and corporate transactions' comprises the following:

	2018 £m Half year	2017 £m Half year

Loss arising on reinsurance of part of UK shareholder-backed annuity portfolionote(i)	(513)	-
Other transactionsnote (ii)	(57)	61

	(570)	61

Notes

(i)
Loss arising on reinsurance of part of UK shareholder-backed annuity portfolio

In March 2018, M&G Prudential announced the sale of £12.0 billion (as at 31 December 2017) of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured the liabilities to Rothesay Life, which is expected to be followed by a court-sanctioned legal transfer, under Part VII of the Financial Services and Markets Act 2000 (Part VII), of the policies underlying the liabilities to Rothesay Life by the end of 2019.

The reinsurance agreement became effective on 14 March 2018. A reinsurance premium of £12,130 million has been recognised within 'Outward reinsurance premiums' in the income statement and settled via the transfer of financial investments and other assets to Rothesay Life. After allowing for the recognition of a reinsurance asset and associated changes to policyholder liabilities, a loss of £(513) million was recognised in the first half of 2018 in relation to the transaction.

The reinsured annuity business that will be transferred once the Part VII process is complete has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'. Following the reinsurance transaction the carrying value, and fair value less costs to sell, of the business to be transferred is £nil.

The assets and liabilities of the M&G Prudential annuity business classified as held for sale on the statement of financial position as at 30 June 2018 are as follows:

2018 £m
Half year

Assets
Reinsurers' share of insurance contract liabilities	11,928
Other debtors	49

Assets held for sale	11,977

Liabilities
Policyholder liabilities	11,928
Accruals, deferred income and other liabilities	49

Liabilities held for sale	11,977

(ii)
Other transactions

In the first half of 2017, the Group completed its disposal of its Korea life business, realising a gain of £61 million in half year 2017 principally as a result of recycling from other comprehensive income cumulative exchange gains of this business.

On 15 August 2017, the Group, through its subsidiary National Planning Holdings, Inc. (NPH) sold its US independent broker-dealer network to LPL Financial LLC which realised a gain of £162 million in the second half of 2017. Including the £61 million for Korea referred to above, this gave a total profit attaching to disposal of other businesses and corporate transactions in full year 2017 of £223 million.

Other transaction costs of £57 million incurred by the Group in the first half of 2018 primarily relate to additional costs incurred in exiting from the NPH broker-dealer business and costs related to preparation for the previously announced intention to demerge M&G Prudential from Prudential plc, resulting in two separately listed entities.

D2      Contingencies and related obligations

In addition to the matters set out in note B3(b) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, Prudential believes that the ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six-month period ended 30 June 2018.

D3      Post balance sheet events

First interim ordinary dividend

The 2018 first interim ordinary dividend approved by the Board of Directors after 30 June 2018 is as described in note B6.

On 25 July 2018 the Group announced that Eastspring had reached an agreement to initially acquire 65 per cent of TMB Asset Management Co. Ltd., an asset management company in Thailand, from TMB Bank Public Company Limited ("TMB"). Eastspring has an option to increase its ownership to 100 per cent in the future. As part of this acquisition, Eastspring has also entered into a distribution agreement with TMB to provide investment solutions to their customers. The completion of the transaction is subject to local regulatory approval.

In August 2018 the Group announced the extension of the geographical scope of its bancassurance partnership with Standard Chartered Bank to include Ghana. Under the partnership, a range of Prudential Ghana's life insurance products will be made available to clients through Standard Chartered's branch network.

In August 2018 the Group announced that it had entered into an agreement with the UK-based healthcare technology and services company Babylon Health to provide customers in Asia access to a suite of health services that utilise artificial intelligence technology.

D4      Related party transactions

There were no transactions with related parties during the six months ended 30 June 2018 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2017.

Index to the additional unaudited financial information

I.	IFRS profit and loss information
142	a	Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
149	b	Asia operations – analysis of IFRS operating profit by business unit
150	c	Analysis of asset management operating profit based on longer-term investment returns
151	d	Contribution to UK Life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime
II.	Other information
151	a	Funds under management
153	b	Return on IFRS shareholders' funds
153	c	IFRS gearing ratio
154	d	IFRS shareholders' funds per share
154	e	Solvency II capital position at 30 June 2018
159	f	Foreign currency source of key metrics

Additional IFRS financial information

I      IFRS profit and loss information

I(a) Analysis of long-term insurance business IFRS operating profit before tax based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds, net of investment management expenses.

iii
With-profits business represents the pre-tax shareholders' transfer from the with-profits fund for the period.

iv
Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring costs which are not included in the segment profit as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii
DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of IFRS operating profit before tax by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group's average policyholder liability balances are given in note (iv) at the end of this section.

The reconciliation of the operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the 'Basis of performance measures' section.

	Half year 2018

	Asia £m	US £m	UK and Europe £m	Total £m	Average liability £m note (iv)	Margin bps note (ii)

Spread income	112	295	47	454	80,938	112
Fee income	108	1,185	27	1,320	172,662	153
With-profits	30	-	157	187	145,813	26
Insurance margin	723	463	27	1,213
Margin on revenues	1,004	-	79	1,083
Expenses:
Acquisition costsnote[nc_nb](i)	(721)	(384)	(28)	(1,133)	3,322	(34)%
Administration expenses	(512)	(580)	(85)	(1,177)	257,782	(91)
DAC adjustmentsnote[nc_nb](v)	143	10	1	154
Expected return on shareholder assets	58	12	33	103

	945	1,001	258	2,204
Share of related tax charges from joint ventures and associatenote[nc_nb](vi)	(18)	-	-	(18)
Longevity reinsurance and other management actions to improve solvency	-	-	63	63
Insurance recoveries of costs associated with review of past annuity sales	-	-	166	166

Long-term business operating profit based on longer-term investment returns	927	1,001	487	2,415

See notes at the end of this section.

	Half year 2017 AER

	Asia £m note (vi)	US £m	UK and Europe £m	Total £m	Average liability £m note (iv)	Margin bps note (ii)

Spread income	108	401	74	583	89,314	131
Fee income	103	1,145	31	1,279	164,152	156
With-profits	30	-	142	172	132,701	26
Insurance margin	658	472	22	1,152
Margin on revenues	1,056	-	82	1,138
Expenses:
Acquisition costsnote (i)	(736)	(463)	(42)	(1,241)	3,624	(34)%
Administration expenses	(455)	(593)	(67)	(1,115)	259,451	(86)
DAC adjustmentsnote (v)	66	117	3	186
Expected return on shareholder assets	56	-	47	103

	886	1,079	292	2,257
Share of related tax charges from joint ventures and associatenote (vi)	(16)	-	-	(16)
Longevity reinsurance and other management actions to improve solvency	-	-	188	188

Long-term business operating profit based on longer-term investment returns	870	1,079	480	2,429

See notes at the end of this section.

	Half year 2017 CERnote (iii)

	Asia £m note (vi)	US £m	UK and Europe £m note (v)	Total £m	Average liability £m note (iv)	Margin bps note (ii)

Spread income	102	367	74	543	85,504	127
Fee income	96	1,048	31	1,175	153,255	153
With-profits	28	-	142	170	131,600	26
Insurance margin	618	432	22	1,072
Margin on revenues	987	-	82	1,069
Expenses:
Acquisition costsnote (i)	(689)	(423)	(42)	(1,154)	3,411	(34)%
Administration expenses	(430)	(543)	(67)	(1,040)	244,721	(85)
DAC adjustmentsnote (v)	63	107	3	173
Expected return on shareholder assets	53	-	47	100

	828	988	292	2,108
Share of related tax charges from joint ventures and associatenote (vi)	(16)	-	-	(16)
Longevity reinsurance and other management actions to improve solvency	-	-	188	188

Long-term business operating profit based on longer-term investment returns	812	988	480	2,280

See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

	Half year 2018			Half year 2017 AER			Half year 2017 CERnote (iii)

Long-term business	Profit £m	Average liability £m note (iv)	Margin bps note (ii)	Profit £m	Average liability £m note (iv)	Margin bps note (ii)	Profit £m	Average liability £m note (iv)	Margin bps note (ii)

Spread income	112	17,872	125	108	15,776	137	102	15,335	133
Fee income	108	19,903	109	103	18,170	113	96	17,548	109
With-profits	30	34,032	18	30	28,772	21	28	27,671	20
Insurance margin	723			658			618
Margin on revenues	1,004			1,056			987
Expenses:
Acquisition costsnote (i)	(721)	1,736	(42)%	(736)	1,943	(38)%	(689)	1,811	(38)%
Administration expenses	(512)	37,775	(271)	(455)	33,946	(268)	(430)	32,883	(262)
DAC adjustmentsnote (v)	143			66			63
Expected return on shareholder assets	58			56			53

	945			886			828
Share of related tax charges from joint ventures and associatenote (vi)	(18)			(16)			(16)

Operating profit based on longer-term investment returns	927			870			812

See notes at the end of this section.

Analysis of Asia operating profit drivers

  –
  Spread income has increased on a CER basis by 10 per cent (AER: 4 per cent) to £112 million in half year 2018, predominantly reflecting the growth of the non-linked policyholder liabilities.
  –
  Fee income has increased by 13 per cent on a CER basis (AER: 5 per cent) to £108 million in half year 2018, broadly in line with the increase in movement in average unit-linked policyholder liabilities.

  –
  Insurance margin has increased by 17 per cent to £723 million in half year 2018 on a CER basis (AER: 10 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
  –
  Margin on revenues has increased by £17 million on a CER basis from £987 million in half year 2017 to £1,004 million in half year 2018, reflecting moderate growth primarily as a result of country and product mix and higher premium allocation to policyholders.
  –
  Acquisition costs have increased by 5 per cent on a CER basis (AER: decreased by 2 per cent) to £(721) million in half year 2018, compared to a 4 per cent decrease in APE sales on a CER basis, resulting in an increase in the acquisition cost ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator, the acquisition cost ratio would become 69 per cent (2017: 65 per cent on a CER basis), the increase being the result of product and country mix.
  –
  Administration expenses including renewal commissions have increased by 19 per cent on a CER basis (AER: 13 per cent increase) in half year 2018, as the business continues to expand. On a CER basis, the administration expense ratio has increased from 262 basis points in half year 2017 to 271 basis points in half year 2018, the result of changes in country and product mix.

Margin analysis of long-term insurance business – US

	Half year 2018			Half year 2017 AER			Half year 2017 CERnote (iii)

Long-term business	Profit £m	Average liability £m note (iv)	Margin bps note (ii)	Profit £m	Average liability £m note (iv)	Margin bps note (ii)	Profit £m	Average liability £m note (iv)	Margin bps note (ii)

Spread income	295	36,396	162	401	39,731	202	367	36,362	202
Fee income	1,185	130,088	182	1,145	123,464	186	1,048	113,189	185
Insurance margin	463			472			432
Expenses:
Acquisition costsnote (i)	(384)	816	(47)%	(463)	960	(48)%	(423)	879	(48)%
Administration expenses	(580)	170,666	(68)	(593)	169,180	(70)	(543)	155,513	(70)
DAC adjustments	10			117			107
Expected return on shareholder assets	12			-			-

Operating profit based on longer-term investment returns	1,001			1,079			988

See notes at the end of this section.

Analysis of US operating profit drivers

  –
  Spread income has decreased by 20 per cent on a CER basis (AER: 26 per cent) to £295 million in the first half of 2018. The reported spread margin decreased to 162 basis points from 202 basis points in the first half of 2017, primarily due to maturing swaps previously entered into to more closely match the asset and liability duration, the impact of increasing LIBOR on interest rate swaps, and lower investment yields. Excluding the effect of swaps previously entered into to more closely match the asset and liability duration, the spread margin would have been 133 basis points (half year 2017 CER:149 basis points and AER: 147 basis points.)
  –
  Fee income has increased by 13 per cent on a CER basis (AER: 3 per cent) to £1,185 million during the first half of 2018, primarily due to higher average separate account balances resulting from positive net flows from variable annuity business and market appreciation in the second half of 2017.
  –
  Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £463 million in the first half of 2018 from £432 million in half year 2017 on a CER basis. The increase is due to continued positive net flows and favourable mortality experience.

  –
  Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 9 per cent on a CER basis. This reflects a 7 per cent decrease in APE sales and lower level of front-ended commissions.
  –
  Administration expenses increased to £(580)  million during the first half of 2018, compared to £(543) million for the first half of 2017 on a CER basis (AER: £(593) million), primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio would be lower at 33 basis points (half year 2017: 36 basis points at CER and AER).
  –
  DAC adjustments declined in the first half of 2018 to £10 million from £107 million in half year 2017 on a CER basis due to an increase in the DAC amortisation charge. The higher DAC amortisation charge arises largely from an acceleration of amortisation of £(42) million (CER: credit for deceleration of £33 million) primarily relating to the reversal of the benefit received in 2015 under the mean reversion formula.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2018 £m				Half year 2017 AER £m				Half year 2017 CER £mnote(iii)
		Acquisition costs								Acquisition costs
						Acquisition costs
	Other operating profits								Other operating profits
		Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total		Incurred	Deferred	Total

Total operating profit before acquisition costs and DAC adjustments	1,375			1,375	1,425			1,425	1,305			1,305
Less new business strain		(384)	290	(94)		(463)	353	(110)		(424)	323	(101)
Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(238)	(238)			(272)	(272)			(249)	(249)
(Accelerated) decelerated			(42)	(42)			36	36			33	33

Total	1,375	(384)	10	1,001	1,425	(463)	117	1,079	1,305	(424)	107	988

Analysis of operating profit based on longer-term investment returns for US operations by product

				%
	2018 £m	2017 £m
				Half year 2018 vs half year 2017
		AER Half year	CERnote(iii) Half year
	Half year
				AER	CER

Spread businessnote(a)	153	176	161	(13)%	(5)%
Fee businessnote(b)	791	852	780	(7)%	1%
Life and other businessnote(c)	57	51	47	12%	21%

Total insurance operations	1,001	1,079	988	(7)%	1%

US asset management and broker-dealer	1	(6)	(6)	117%	117%

Total US operations	1,002	1,073	982	(7)%	2%

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

a)
Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
b)
Fee business represents profits from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
c)
Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK and Europe

	Half year 2018			Half year 2017
Long-term business	Profit £m	Average liability £m note (iv)	Margin bps note (ii)	Profit £m	Average liability £m note (iv)	Margin bps note (ii)

Spread income	47	26,670	35	74	33,807	44
Fee income	27	22,671	24	31	22,518	27
With-profits	157	111,781	28	142	103,929	27
Insurance margin	27			22
Margin on revenues	79			82
Expenses:
Acquisition costsnote(i)	(28)	770	(4)%	(42)	721	(6)%
Administration expenses	(85)	49,341	(34)	(67)	56,325	(24)
DAC adjustments	1			3
Expected return on shareholders' assets	33			47

	258			292
Longevity reinsurance and other management actions to improve solvency	63			188
Insurance recoveries of costs associated with review of past annuity sales	166			—

Operating profit based on longer-term investment returns	487			480

Analysis of UK and Europe operating profit drivers

  –
  Spread income has reduced from £74 million in half year 2017 to £47 million in half year 2018 reflecting the run-off of the in-force annuity portfolio following the withdrawal from selling new annuity business.
  –
  Fee income principally represents asset management fees from unit-linked business (including direct investment only business to group pension schemes where liability flows are driven by a small number of large single mandate transactions) and mostly arises within our UK and Europe asset management business. Fee income is after costs related to managing the underlying funds which include recent rationalisation activity to remove sub-scale funds. If these costs and the direct investment only schemes are excluded, the fee margin on the remaining balances would be 38 basis points (half year 2017: 40 basis points).
  –
  Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.
  –
  Shareholder acquisition costs incurred decreased from £(42) million in half year 2017 to £(28) million in half year 2018 reflecting a change in the business mix in recent periods from selling annuities to other retirement products.
  –
  The contribution from longevity reinsurance and other management actions to improve solvency during half year 2018 was £63 million (half year 2017: £188 million). Further explanation and analysis is provided in Additional Unaudited Financial Information section I(d).
  –
  The half year 2018 insurance recoveries of costs associated with undertaking a review of past annuity sales of £166 million (half year 2017: £nil) is explained in note B3.

Notes on analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

(i)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV Basis, New Business Results and Free Surplus Generation' in this document.
(ii)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(iii)
The half year 2017 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. See note A1. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates.
(iv)
For UK and Europe and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(v)
The DAC adjustments contain a credit of £14 million in respect of joint ventures and associate in half year 2018 (half year 2017: £10 million).
(vi)
Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. In half year 2018, the Group altered the presentation of its analysis of Asia operating profit drivers to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia's operations. Half year 2017 comparatives have been re-presented accordingly.

I(b) Asia operations – analysis of IFRS operating profit by business unit

Operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2017 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	2018 £m	2017 £m		%
	Half year	AER Half year	CER Half year	Half year 2018 vs half year 2017 AER	Half year 2018 vs half year 2017 CER

Hong Kong	190	157	143	21%	33%
Indonesia	205	232	205	(12)%	0%
Malaysia	97	87	88	11%	10%
Philippines	20	21	18	(5)%	11%
Singapore	143	133	129	8%	11%
Thailand	46	46	46	0%	0%
Vietnam	63	57	52	11%	21%

South-east Asia Operations including Hong Kong	764	733	681	4%	12%
China	62	51	51	22%	22%
Taiwan	19	19	18	0%	6%
Other	33	30	29	10%	14%
Non-recurrent itemsnote	69	54	50	28%	38%

Total insurance operations	947	887	829	7%	14%
Share of related tax charges from joint ventures and associate*	(18)	(16)	(16)	13%	13%
Development expenses	(2)	(1)	(1)	(100)%	(100)%

Total long-term business operating profit based on longer-term investment returns	927	870	812	7%	14%
Asset management (Eastspring Investments)	89	83	79	7%	13%

Total Asia operations	1,016	953	891	7%	14%

*
Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. In half year 2018, the Group altered the presentation of its analysis of Asia operating profit to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the operating profit analysis on a consistent basis as the rest of the Asia's operations. Half year 2017 comparatives have been re-presented accordingly.

Note

In half year 2018, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £69 million (half year 2017: £54 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

I(c) Analysis of asset management operating profit based on longer-term investment returns

	Half year 2018 £m
	M&G Prudential asset management note (ii)	Eastspring Investments note (ii)

Operating income before performance-related fees	553	216
Performance-related fees	8	2

Operating income (net of commission)note(i)	561	218
Operating expensenote(i)	(297)	(116)
Share of associate's results	8	-
Group's share of tax on joint ventures' operating profit	-	(13)

Operating profit/(loss) based on longer-term investment returns	272	89

Average funds under management	£285.3bn	£139.5bn
Margin based on operating income*	39bps	31bps
Cost / income ratio**	54%	54%

	Half year 2017 £m
	M&G Prudential asset management note (ii)	Eastspring Investments note (ii)

Operating income before performance-related fees	495	205
Performance-related fees	6	3

Operating income (net of commission)note(i)	501	208
Operating expensenote(i)	(261)	(113)
Share of associate's results	8	-
Group's share of tax on joint ventures' operating profit	-	(12)

Operating profit based on longer-term investment returns	248	83

Average funds under management	£267.2bn	£124.9bn
Margin based on operating income*	37bps	33bps
Cost / income ratio**	53%	55%

Notes

(i)
Operating income and expense include the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the consolidated income statement of the IFRS unaudited condensed consolidated interim financial statements, the net post-tax income of the joint ventures and associates is shown as a single line item.
(ii)
M&G Prudential asset management and Eastspring Investments can be further analysed as follows:

M&G Prudential asset management							Eastspring Investments
Operating income before performance-related fees							Operating income before performance-related fees
	Retail £m	Margin of FUM* bps	Institu- tional† £m	Margin of FUM* bps	Total £m	Margin of FUM* bps		Retail £m	Margin of FUM* bps	Institu- tional† £m	Margin of FUM* bps	Total £m	Margin of FUM* bps

30 Jun 2018	331	84	222	21	553	39	30 Jun 2018	128	54	88	19	216	31
30 Jun 2017	285	86	210	21	495	37	30 Jun 2017	120	57	85	20	205	33
*
Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
**
Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†
Institutional includes internal funds.

I(d) Contribution to UK life IFRS financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime

In the first half of 2018, further management actions were taken to improve the solvency of the UK and Europe insurance operations and to mitigate market risks. These actions included repositioning the fixed income asset portfolio to improve the trade-off between yield and credit risk. No new longevity reinsurance transactions were undertaken in the first half of 2018 (half year 2017: longevity reinsurance transactions covering £0.6 billion of IFRS annuity liabilities).

The effect of these actions on the UK's long-term IFRS operating profit based on longer-term investment returns is shown in the tables below.

	IFRS operating profit based on longer-term investment returns of UK long-term business*

	Half year	Half year

Shareholder-backed annuity new business	3	4
In-force business:

Longevity reinsurance transactions	-	31
Other management actions to improve solvency	63	157
Changes in longevity assumption basis	-	-
Provision for the review of past annuity sales	-	-
Insurance recoveries in respect of above costs	166	-

	229	188
With-profits and other in-force	255	288

Total	487	480

*
Before restructuring costs.

II    Other information
II(a) Funds under management

(a)
Summary

For our asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are however a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential's asset management operations.

	2018 £bn	2017 £bn
	30 Jun	31 Dec

Business area:
Asia operations:
Internal funds	83.7	81.4
Eastspring Investments external funds	52.4	55.9

	136.1	137.3
US operations—internal funds	183.7	178.3
M&G Prudential:
Internal funds, including PruFund-backed products	176.4	186.8
External funds	165.5	163.9

	341.9	350.7

Other operations	2.7	3.0

Total funds under managementnote	664.4	669.3

Note

Total funds under management comprise:

	2018 £bn	2017 £bn
	30 Jun	31 Dec

Total investments per the consolidated statement of financial position	448.0	451.4
External funds of M&G Prudential and Eastspring Investments (as analysed in note b)	217.9	219.8
Internally managed funds held in joint ventures and other adjustments	(1.5)	(1.9)

Prudential Group funds under management	664.4	669.3

(b)
Investment products — external funds under management

	Half year 2018 £m					Full year 2017 £m
	At 1 Jan 2018	Market gross inflows	Redemptions	Market and other move- ments	At 30 Jun 2018	At 1 Jan 2017	Market gross inflows	Redemptions	Market and other move- ments	At 31 Dec 2017

M&G Prudential Wholesale/Direct	79,697	16,471	(14,317)	(2,030)	79,821	64,209	30,949	(19,906)	4,445	79,697
M&G Prudential Institutional	84,158	4,930	(3,536)	117	85,669	72,554	15,220	(8,926)	5,310	84,158

Total M&G Prudential[1]	163,855	21,401	(17,853)	(1,913)	165,490	136,763	46,169	(28,832)	9,755	163,855
Eastspring Investments	55,885	105,792	(105,990)	(3,250)	52,437	45,756	215,907	(211,271)	5,493	55,885

Total[2]	219,740	127,193	(123,843)	(5,163)	217,927	182,519	262,076	(240,103)	15,248	219,740

Notes

1
The results exclude contribution from PruFund products (net inflows of £4.4 billion in half year 2018; funds under management of £40.3 billion as at 30 June 2018, (£35.9 billion at 31 December 2017)).
2
The £217.9 billion (31 December 2017: £219.7 billion) investment products comprise £207.9 billion (31 December 2017: £210.4 billion) plus Asia Money Market Funds of £10.0 billion (31 December 2017: £9.3 billion).

(c)
M&G and Eastspring Investments – total funds under management

M&G, the asset management business of M&G Prudential and Eastspring Investments, the Group's asset management business in Asia, manage funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds under management managed by M&G and Eastspring Investments respectively.

	Eastspring Investments note		M&G

	2018 £bn	2017 £bn	2018 £bn	2017 £bn

	30 Jun	31 Dec	30 Jun	31 Dec

External funds under management	52.4	55.9	165.5	163.9
Internal funds under management	85.8	83.0	120.3	134.6

Total funds under management	138.2	138.9	285.8	298.5

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2018 of £10.0 billion (31 December 2017: £9.3 billion).

II(b)  Return on IFRS shareholders' funds

Return on IFRS shareholders' funds is calculated as operating profit based on longer-term investment returns net of tax and non-controlling interests divided by opening shareholders' funds. Operating profit based on longer-term investment returns is reconciled to IFRS profit before tax in note B1 to the IFRS unaudited condensed consolidated interim financial statements.

		2018 £m	2017 £m

	Note	30 Jun	30 Jun

Operating profit based on longer-term investment returns, net of tax and non-controlling interests	B5	1,975	1,795
Opening shareholders' funds		16,087	14,666
Return on shareholders' funds*		25%	24%

*
Annualised operating profit after tax and non-controlling interests as a percentage of opening shareholders' funds. Half year profits are annualised by multiplying by two.

II(c)   IFRS gearing ratio

Gearing ratio is calculated as net core structural borrowings of shareholder-financed operations divided by closing IFRS shareholders' funds plus net core structural borrowings.

		2018 £m	2017 £m

	Note	30 Jun	31 Dec

Core structural borrowings of shareholder-financed operations	C6.1	6,367	6,280
Less holding company cash and short-term investments		(2,210)	(2,264)

Net core structural borrowings of shareholder-financed operations		4,157	4,016
Closing shareholders' funds		15,882	16,087

Shareholders' funds plus net core structural borrowings		20,039	20,103

Gearing ratio		21%	20%

II(d)    IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' funds divided by the number of issued shares at the balance sheet date.

	2018 £m	2017 £m

	30 Jun	31 Dec

Closing shareholders' funds (£ million)	15,882	16,087
Number of issued shares at period end (millions)	2,592	2,587
Shareholders' funds per share (pence)	613	622

II(e)   Solvency II capital position at 30 June 2018

The estimated Group shareholder Solvency II surplus at 30 June 2018 was £14.4 billion, before allowing for payment of the 2018 first interim ordinary dividend and after allowing for management's estimate of transitional measures reflecting operating and market conditions at 30 June 2018.

	30 Jun	30 Jun	31 Dec**
Estimated Group shareholder Solvency II capital position*	2018 £bn	2017 £bn	2017 £bn

Own Funds	27.5	25.6	26.4
Solvency Capital Requirement	13.1	12.7	13.1
Surplus	14.4	12.9	13.3
Solvency ratio	209%	202%	202%

*
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management's estimates of UK transitional measures reflecting operating and market conditions at each valuation date.
**
Given that approval was received from the PRA to recalculate the transitional measures as at 31 December 2017, the surplus at this date reflects both management's recalculation of transitional measures and represents the approved regulatory position.

In accordance with Solvency II requirements, these results allow for:

–
Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

  –
  Own funds: represents Jackson's local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
  –
  Solvency Capital Requirement: represents 150 per cent of Jackson's local US Risk Based Capital requirement (Company Action Level); and
  –
  No diversification benefits are taken into account between Jackson and the rest of the Group.

–
Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and

–
UK transitional measures, which have been recalculated using management's estimate of the impact of operating and market conditions at the valuation date. An application to recalculate the transitional measures as at 31 March 2018 was approved by the Prudential Regulation Authority. The estimated Group shareholder surplus would increase from £14.4 billion to £14.6 billion at 30 June 2018 if the approved regulatory transitional measures amount was applied instead.

The Group shareholder Solvency II capital position excludes:

–
A portion of Solvency II surplus capital (£1.8 billion at 30 June 2018) relating to the Group's Asian life operations, primarily due to the Solvency II definition of 'contract boundaries' which prevents some expected future cashflows from being recognised;
–
The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £5.5 billion of surplus capital from UK with-profits funds at 30 June 2018) and from the shareholders' share of the estate of with-profits funds; and
–
The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson's request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2017 to 1 October 2018. At 30 June 2018, applying this approval had the effect of decreasing local available statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.1 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson's discretion.

The 30 June 2018 Solvency II results above allow for the reinsurance of £12.0 billion of the UK annuity portfolio to Rothesay Life effective from 14 March 2018. This contributes £0.6 billion to UK Solvency II surplus and £0.1 billion to the Group Solvency II surplus.

Further information on the Solvency II capital position for the Group and The Prudential Assurance Company Limited is published annually in the Solvency and Financial Condition Reports. These were last published on the Group's website in May 2018.

Analysis of movement in Group capital position

A summary of the estimated movement in Group Solvency II surplus from £13.3 billion at year end 2017 to £14.4 billion at half year 2018 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2016 to the Solvency II surplus at 30 June 2017 and 31 December 2017 is included for comparison.

Analysis of movement in Group shareholder surplus	Half year 2018 £bn	Half year 2017 £bn	Full year 2017 £bn

	Surplus	Surplus	Surplus
Estimated Solvency II surplus at beginning of period	13.3	12.5	12.5

Underlying operating experience	1.7	1.5	3.2
Management actions	0.1	0.2	0.4

Operating experience	1.8	1.7	3.6

Non-operating experience (including market movements)	0.0	0.0	(0.6)
UK annuities reinsurance transaction	0.1	-	-

Other capital movements
Subordinated debt issuance/redemption	-	-	(0.2)
Foreign currency translation impacts	0.1	(0.5)	(0.7)
Dividends paid	(0.8)	(0.8)	(1.2)

Model changes	(0.1)	0.0	(0.1)

Estimated Solvency II surplus at end of period	14.4	12.9	13.3

The estimated movement in Group Solvency II surplus in the first half of 2018 is driven by:

–
Operating experience of £1.8 billion: generated by in-force business and new business written in 2018, after allowing for amortisation of the UK transitional measures and the impact of one-off management optimisations implemented over the period and a £0.1 billion benefit from an insurance recovery relating to the costs and any related redress of reviewing internally vesting annuities sold without advice after 1 July 2008;
–
Non-operating experience: has been neutral overall during the first half of 2018. The positive impact of market movements, after allowing for the recalculation of the UK transitional measures at the valuation date, has been offset by the impact of US Risk Based Capital updates announced in June 2018 to reflect US tax reform changes;
–
UK annuities reinsurance transaction of £0.1 billion: the beneficial impact on the Group Solvency II surplus of the UK annuities reinsurance transaction effective from 14 March 2018 after allowing for the impact of recalculation of the UK transitional measures as a result of the transaction;
–
Other capital movements: comprising a benefit from foreign currency translation and a reduction in surplus from payment of dividends; and

–
Model changes: reflecting model changes approved by the Prudential Regulation Authority in 2018.

Analysis of Group Solvency Capital Requirements

The split of the Group's estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson's risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 Jun 2018		30 Jun 2017		31 Dec 2017

	% of undiversified	% of diversified	% of undiversified	% of diversified	% of undiversified	% of diversified
Split of the Group's estimated Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements

Market	56%	70%	56%	71%	57%	71%
Equity	15%	25%	13%	21%	14%	23%
Credit	21%	36%	25%	40%	24%	38%
Yields (interest rates)	14%	7%	14%	8%	13%	7%
Other	6%	2%	4%	2%	6%	3%
Insurance	25%	20%	27%	21%	26%	21%
Mortality/morbidity	5%	2%	5%	2%	5%	2%
Lapse	15%	16%	16%	17%	14%	17%
Longevity	5%	2%	6%	2%	7%	2%
Operational/expense	12%	7%	10%	6%	11%	7%
FX translation	7%	3%	7%	2%	6%	1%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	30 Jun 2018 £bn	30 Jun 2017 £bn	31 Dec 2017 £bn

IFRS shareholders' equity	15.9	15.4	16.1
Restate US insurance entities from IFRS to local US statutory basis	(2.6)	(2.6)	(3.0)
Remove DAC, goodwill and intangibles	(4.1)	(3.9)	(4.0)
Add subordinated debt	5.8	6.1	5.8
Impact of risk margin (net of transitional measures)	(3.8)	(3.6)	(3.9)
Add value of shareholder transfers	5.5	4.6	5.3
Liability valuation differences	12.2	10.7	12.1
Increase in net deferred tax liabilities resulting from liability valuation differences above	(1.4)	(1.4)	(1.6)
Other	0.0	0.3	(0.4)

Estimated Solvency II Shareholder Own Funds	27.5	25.6	26.4

The key items of the reconciliation as at 30 June 2018 are:

–
£(2.6) billion represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a de-recognition of Own Funds of £0.8 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–
£(4.1) billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–
£5.8 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
–
£(3.8) billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £1.3 billion from transitional measures (after allowing for recalculation of the transitional measures as at 30 June 2018) which are not applicable under IFRS;
–
£5.5 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders' share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group's IFRS shareholders' funds;
–
£12.2 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS; and

–
£(1.4) billion due to the impact on the valuation of net deferred tax liabilities resulting from the liability valuation differences noted above.

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities	30 Jun 2018		31 Dec 2017

	Surplus £bn	Ratio	Surplus £bn	Ratio

Base position	14.4	209%	13.3	202%
Impact of:
20% instantaneous fall in equity markets	0.4	6%	0.7	9%
40% fall in equity markets[1]	(3.3)	(20)%	(2.1)	(11)%
50 basis points reduction in interest rates[2,3]	(0.9)	(13)%	(1.0)	(14)%
100 basis points increase in interest rates[3]	0.8	18%	1.2	21%
100 basis points increase in credit spreads[4]	(1.7)	(10)%	(1.4)	(6)%

1
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2
Subject to a floor of zero for Asia and US interest rates.
3
Allowing for further transitional measures recalculation after the interest rate stress.
4
US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group believes it is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1,2

On the same basis as above, the estimated shareholder Solvency II surplus for The Prudential Assurance Company Limited ('PAC') and its subsidaries2 at 30 June 2018 was £7.5 billion, after allowing for recalculation of transitional measures as at 30 June 2018. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders' share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	30 Jun 2018 £bn	30 Jun 2017 £bn	31 Dec 2017** £bn

Own Funds	14.7	13.0	14.0
Solvency Capital Requirement	7.2	7.7	7.9
Surplus	7.5	5.3	6.1
Solvency ratio	203%	168%	178%

*
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management's estimate of UK transitional measures reflecting both operating and market conditions at each valuation date.
**
Given that approval was received from the PRA to recalculate the transitional measures as at 31 December 2017, the surplus at this date reflects management's recalculation of transitional measures and represents the approved regulatory position.

The estimated movement in UK Solvency II surplus of £1.4 billion in the first half of 2018 is driven by operating experience generated from in-force business and new business written in 2018 (£0.9 billion) including a £0.1 billion benefit from an insurance recovery relating to the costs and any related redress of reviewing internally vesting annuities sold without advice after 1 July 2008, the impact of the UK annuities reinsurance transaction (£0.6 billion) and other items including the impact of market movements during 2018 (£0.2 billion) and foreign currency translation impacts (£0.1 billion) net of remittances paid to the Group (£(0.3) billion) and the impact of model changes approved by the Prudential Regulation Authority in 2018 (£(0.1) billion).

Pro forma The Prudential Assurance Company Limited shareholder Solvency II capital position

The pro forma impact on the shareholder Solvency II capital position of the UK regulated insurance entity, The Prudential Assurance Company Limited, assuming that the Part VII transfer of the UK annuity portfolio to Rothesay Life and the transfer of Prudential's Hong Kong subsidiaries from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited had both been completed as at 30 June, 2018, is provided in the table below.

	30 Jun 2018

The Prudential Assurance Company Limited's shareholder Solvency II capital position**	As reported	Adjustments*	Pro Forma

Own funds (£bn)	14.7	(6.1)	8.6
Solvency capital requirement (£bn)	7.2	(1.6)	5.6
Surplus (£bn)	7.5	(4.5)	3.0
Ratio (%)	203%	(50)%	153%

*
The adjustments as shown in the table above, which result in a decrease in surplus of £4.5 billion, represent the estimated impact on The Prudential Assurance Company Limited's shareholder Solvency II capital position from the transfer of Prudential plc's Hong Kong subsidiaries to Prudential Corporation Asia Limited, and completion of the partial sale of the UK annuity portfolio by a Part VII transfer, as if both had been completed on 30 June 2018. The resulting pro-forma position has been calculated based on information and assumptions at 30 June 2018 and therefore, does not necessarily represent the actual Solvency II capital position which will result following completion of the transactions. The adjustments include the following effects:
  –
  An adjustment to Own Funds of £6.1 billion to remove the value of the shareholder Own Funds of the Hong Kong business at 30 June 2018;
  –
  A reduction in SCR of £1.1 billion being the release of the Hong Kong business standalone SCR of £2.0 billion, partially offset by removal of diversification benefits between UK and Hong Kong of £0.9 billion;
  –
  A reduction in SCR of £0.5 billion representing the estimated remaining capital benefit from completion of the partial sale of the UK annuity portfolio by a Part VII transfer to Rothesay Life.
**
No account has been taken of any trading or other changes in Solvency II capital position of The Prudential Assurance Company Limited after 30 June 2018.

Whilst there is a large surplus in the UK with-profits funds, this is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2018 was £5.5 billion, after allowing for recalculation of transitional measures as at 30 June 2018.

Estimated UK with-profits Solvency II capital position*	30 Jun 2018	30 Jun 2017	31 Dec 2017**

Own Funds (£bn)	9.4	8.6	9.6
Solvency Capital Requirement (£bn)	3.9	4.5	4.8
Surplus (£bn)	5.5	4.1	4.8
Solvency ratio (%)	244%	192%	201%

*
The solvency positions include management's estimate of UK transitional measures reflecting operating and market conditions at each valuation date.
**
Given that approval was received from the PRA to recalculate the transitional measures as at 31 December 2017, the surplus at this date reflects management's recalculation of transitional measures and represents the approved regulatory position.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds1

A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	30 Jun 2018 £bn	30 Jun 2017 £bn	31 Dec 2017 £bn

IFRS unallocated surplus of UK with-profits funds	13.5	12.1	13.5
Adjustments from IFRS basis to Solvency II:
Value of shareholder transfers	(2.7)	(2.5)	(2.7)
Risk margin (net of transitional measures)	(1.0)	(0.6)	(0.7)
Other valuation differences	(0.4)	(0.4)	(0.5)
Estimated Solvency II Own Funds	9.4	8.6	9.6

Notes

1
The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

2
The insurance subsidiaries of PAC are Prudential General Insurance Hong Kong Limited, Prudential Hong Kong Limited, Prudential International Assurance plc and Prudential Pensions Limited.

II(f)
Foreign currency source of key metrics

The table below shows the Group's key IFRS metrics analysis by contribution by currency group:

	IFRS pre-tax operating profit % notes (2)(3)	IFRS shareholders' funds % notes (2)(3)

US dollar linkednote(1)	26%	21%
Other Asia currencies	16%	15%

Total Asia	42%	36%
UK sterlingnotes(2)(3)	16%	52%
US dollarnote(3)	42%	12%

Total	100%	100%

Notes

(1)
US dollar linked comprise the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)
For operating profit and shareholders' funds, UK sterling includes amounts in respect of M&G Prudential and other operations (including central operations and Prudential Capital). Operating profit for central operations includes amounts for corporate expenditure for Group Head Office as well as Asia Regional Head Office which is incurred in HK dollars.
(3)
For shareholders' funds, the US dollar grouping includes US dollar denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

EXHIBITS

Documents filed as exhibits to this Form 6-K:

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 08 August 2018	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ MARK FITZPATRICK
		Name:	Mark FitzPatrick
		Title:	Chief Financial Officer